As filed with the Securities and Exchange Commission on December 10, 2004

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sheffield Steel Corporation

(Exact name of registrant as specified in its charter)

Delaware	3312	74-2191157
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 N. Jefferson Street

Sand Springs, Oklahoma 74063

(918) 245-1335

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Nolan

President and Chief Executive Officer

Sheffield Steel Corporation

220 N. Jefferson Street

Sand Springs, Oklahoma 74063

(918) 245-1335

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Matthew J. Gardella, Esq.

George Ticknor, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7613

(617) 239-0100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

(Continued on the following page)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
11 3/8% Senior Secured Notes due 2011	$80,000,000	100%	$80,000,000	$10,136
Guarantee of 11 3/8% Senior Secured Notes due 2011(2)	N/A	N/A	N/A	N/A(2)

(1)	This registration fee has been calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)	No separate consideration will be received for the guarantee, and no separate fee is payable, pursuant to Rule 457(n) under the Securities Act of 1933, as amended.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ADDITIONAL REGISTRANT(1)

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	IRS Employer Identification Number	Address of Principal Executive Offices
Sand Springs Railway Company	Oklahoma	73-6020739	1650 South 81st West Avenue Tulsa, OK 74127-4833 918-245-8625

(1)	The old notes are, and the new notes will be, unconditionally guaranteed by Sand Springs Railway Company, a wholly owned subsidiary of Sheffield Steel Corporation.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2004

PROSPECTUS

Registration No. 333-

SHEFFIELD STEEL CORPORATION

Offer to Exchange

Up to $80,000,000 Principal Amount Outstanding

11 3/8% Senior Secured Notes due 2011

for

a Like Principal Amount of

11 3/8% Senior Secured Notes due 2011

which have been registered under the Securities Act of 1933

We are offering to exchange senior secured notes due 2011 that we have registered under the Securities Act of 1933 for all outstanding 11 3/8% senior secured notes due 2011. We refer to these registered notes as the new notes and all outstanding 11 3/8% senior secured notes due 2011 as the old notes.

The Exchange Offer

•	We will exchange an equal principal amount of new notes that are freely tradeable for all old notes that are validly tendered and not validly withdrawn.

•	You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer.

•	The exchange offer is subject to the satisfaction of limited, customary conditions.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless extended.

•	The exchange of old notes for new notes in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The New Notes

•	We are offering the new notes in order to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes.

•	The terms of the new notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act and have no transfer restrictions, rights to additional interest or registration rights except in limited circumstances.

•	The old notes are, and the new notes will be, unconditionally guaranteed on a senior secured basis by all of our existing and future domestic restricted subsidiaries.

•	We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

See “ Risk Factors” beginning on page 14 for a discussion of risks that you should consider in connection with the exchange offer.

If you are a broker-dealer that receives new notes for your own account as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of new notes. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

CAUTION ARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” or similar expressions. Examples of forward-looking statements include, among others, statements regarding trends in the steel industry and economy generally; our business outlook generally; future costs of scrap steel; planned improvements in utilization and efficiency of our plants, including the cost and timing of the installation of a ladle arc furnace; continued steel demand in the United States and China; our ability to reduce our exposure to seasonality; anticipated financial and operating results; and the timing and amount of capital expenditures.

Forward-looking statements are subject to important factors that could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described under the heading “Risk Factors.” You should keep in mind that any forward-looking statement made by us in this prospectus and the documents incorporated by reference into this prospectus speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty to, and do not intend to, update or revise the forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus after the date of this prospectus, except as may be required by law.

i

INDUSTRY AND MARKET DATA

Industry and market data presented throughout this prospectus were obtained based on our experience and estimates and from reports by third-parties, such as the Ohio Steel Council, and, in each case, are believed by us to be reasonable. We have not independently verified industry and market data derived from third-party sources. Industry and market data derived from our experience and estimates have not been verified by any independent sources.

WHERE YOU CAN FIND MORE INFORMATION

We have filed this prospectus with the SEC as part of a registration statement on Form S-4 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, and other information with the SEC. These SEC filings will be available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20459. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

We “incorporate by reference” into this prospectus certain information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of filing of the registration statement relating to this exchange offer until all the notes offered by this prospectus have been exchanged and all conditions to the consummation of those exchanges have been satisfied, provided, however, that we do not incorporate any information furnished under Item 2.02 (previously Item 12) or Item 7.01 (previously Item 9) of any Current Report on Form 8-K (unless otherwise indicated).

You may request a copy of these filings at no cost, by writing or calling us at the following address: 220 North Jefferson Street, Sand Springs, Oklahoma 74063, Tel: (918) 245-1335, Attention: Stephen R. Johnson.

If you would like to request any documents, you should do so by no later than                      , 2004 in order to receive them before the expiration of the exchange offer.

The information relating to us contained in this prospectus and any prospectus supplement does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus or any prospectus supplement. Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

If for any reason we become no longer subject to the reporting requirements of the Exchange Act, we will still be required under the indenture governing the notes to furnish the holders of the notes with certain financial and reporting information. See “Description of the Notes–Certain Covenants–Reports to Holders.”

ii

PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and this offering. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus, particularly “Risk Factors” and the financial statements and related notes to the financial statements contained in this prospectus.

Unless the context otherwise indicates or requires, references in this prospectus to the terms “Sheffield Steel Corporation,” “Sheffield” and the “Company” refer to Sheffield Steel Corporation, the issuer of the notes, and “our company,” “we,” “us” and “our” refer to Sheffield Steel Corporation and its wholly-owned subsidiary, Sand Springs Railway Company. Also, the use of these terms in this prospectus refers to our predecessor, also named Sheffield Steel Corporation, prior to August 14, 2002, the effective date of our plan of reorganization. See “—Summary Historical Financial Data,” “Selected Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our fiscal years end on April 30.

Our Company

We are a leading regional mini-mill that produces a range of steel products including hot rolled steel bar, concrete reinforcing bar, or “rebar,” and fabricated products. We focus on niche products and target customers with special needs. We believe that our product quality and responsive service are two principal competitive advantages that distinguish us in the market place. Additionally, since our predecessor’s inception almost 75 years ago, we have maintained a competitive cost structure as a result of our efficient melt and cast operations, high productivity levels, low energy costs and competitive steel scrap costs. We focus on building and maintaining long-term relationships with our customers by providing competitive pricing, assured product availability and reliable, prompt delivery and service. This strategy increases the competitiveness of our customers and has significantly contributed to our strong customer relationships, which average over 20 years in duration.

We supply some of the largest independent rebar fabricators in the United States. Our facility located in Sand Springs, Oklahoma provides us with a competitive geographical advantage in the south-central United States and enables our customers to benefit from lower freight costs, shorter lead times and more timely deliveries. We believe that we supply in excess of 50% of the rebar purchased by independent rebar fabricators in markets located in Oklahoma, western Arkansas, western Missouri, Kansas, eastern Colorado, northeastern New Mexico and northern Texas, and have developed significant new customer relationships in Arizona, California and Nevada. Our targeted customer focus often enables us to act as the sole supplier of particular products to our customers.

We have the capacity to produce 600,000 tons of billets and 620,000 tons of finished goods annually. Our primary manufacturing facility is located in Sand Springs, Oklahoma, where we conduct a full range of steel-making activities, including the melting and casting of billets (600,000 tons annually) and the rolling of billets into rebar, steel fence posts and a range of hot rolled bar products (500,000 tons annually). From the Sand Springs facility, we also transfer billets to a rolling mill in Joliet, Illinois, where we have the capacity to produce approximately 120,000 tons of specialty hot rolled bar products annually for sale in markets across the United States. Our Joliet facility can produce these products in a wide variety of grades, including all carbon grades, high manganese carbon steels, high-strength low-alloy, as well as alloy and leaded lines. It can also produce smaller lot sizes and offers a roll and hold program to meet the most demanding just-in-time delivery requirements. Our Joliet facility supplies a diverse base of manufacturers, fabricators and cold finished bar producers throughout the country, and is capable of producing nonstandard, metric and near-net shapes to tolerances more exacting than industry standards. We also own and operate two rebar fabrication plants in Kansas City, Missouri and Independence, Missouri with a combined total capacity of approximately 35,000 tons annually, a railroad spike manufacturing operation in Sand Springs (which we refer to as “Wellington”) and a short line railroad, the Sand Springs Railway Company (which we refer to as the “Railway”).

Industry Overview

The overall steel industry is experiencing a period of strong growth and profitability due to (1) increased global and domestic demand for steel driven by increased economic activity, (2) China’s economic growth and associated increased imports of steel, (3) a recent wave of consolidation in the domestic steel industry and (4) the weakness of the U.S. dollar relative to other major currencies and historically high ocean shipping costs, which make sales into the U.S. market less profitable for foreign steel producers. These factors, particularly for U.S. producers, have resulted in strong steel prices and demand.

Industry sources estimate that the United States consumes approximately 120 million tons and produces approximately 95 million tons of steel annually, of which approximately 5 million tons are exported. Consequently, the United States is an inherent importer of steel with an annual need of approximately 30 million tons of foreign steel. Recent worldwide steel demand has grown dramatically and industry analysts expect significant demand for the foreseeable future. According to the Ohio Steel Council, global demand is expected to grow 6.2% in 2004. The strong demand in steel has been reflected in increasing steel prices and spreads over scrap prices. There are a number of factors that we believe continue to support the strength in this sector including:

Continued Strong Domestic Steel Demand. Current demand for U.S. steel is extremely high and increasing in several sectors. According to the American Iron and Steel Institute, domestic shipment data for steel in the month of April 2004 was 9.14 million net tons, an increase of approximately 3.4% over the same period for the previous year. Domestic steel consumption through April 2004 has increased 10% over the same period last year.

Continued Growth in China. With China’s focus on infrastructure development, steel demand in the region is poised for continued growth. Industry analysts estimate Chinese steel consumption to grow 16% in 2004. In addition, Chinese demand for steel is expected to outstrip supply and imports into China have been forecast to grow by over 9% per year through 2007.

Customer Acceptance of Raw Material Surcharges. The cost of scrap, which is the basic raw material used by mini-mills, has risen sharply as the overall demand for steel products has increased. During this period of high demand for steel and volatile raw material costs, there has been wide-spread customer acceptance of raw material surcharges within the steel industry. In January 2004, we implemented scrap surcharges that enable us to pass on a portion of our increased raw material costs to our customers, thereby helping us to maintain our margins. We expect that these surcharges will remain in place for the foreseeable future.

Strong Price Trends. Rapidly rising steel prices have outpaced the rising cost of scrap resulting in increased spreads in the price of steel over scrap. During May 2004, the rebar to heavy melt scrap spread reached in excess of $350 per ton, the highest level during the last five years. In addition, strong global demand, a relatively weak dollar and high ocean shipping costs are keeping pressure from steel imports low.

Business Strengths

Leading Market Positions. We are a leading supplier of rebar and we believe that we are a significant supplier of hot rolled steel bar products within our primary markets. We believe that our Sand Springs rolling mill supplies in excess of 50% of the rebar purchased by independent rebar fabricators in these markets.

Geographically Protected Markets. Strategically located near Tulsa, Oklahoma, we and our predecessor have been the reliable source of rebar to independent rebar fabricators in the south-central United States for decades. Due to the high cost of freight for steel products, proximity to customers is a critical component to providing competitive pricing. We maintain a competitive advantage as the closest steel mill serving an area comprising Oklahoma, western Arkansas, western Missouri, Kansas, eastern Colorado, northeastern New Mexico and northern Texas. In addition to a strong pricing advantage, our close proximity enables us to provide shorter lead and delivery times and, what we believe to be, better overall service to our customers.

Superior Customer Service and Relationships. We have been able to forge strategic relationships with customers based upon differentiated customer service rather than solely on price. Our strategy is to work with only one major independent fabricator in each of our primary markets. As a result of providing consistent product quality, reliable and prompt delivery and customized service, we have become the majority or sole source supplier of steel products to many of our customers. Our ability to provide superior service and create strategic value for our customers has enabled us to maintain long-term relationships with our customers that average in excess of 20 years, with no single customer accounting for more than 11% of annual sales.

Strong Industry Profitability Trends. Demand for steel products is currently very strong. Infrastructure growth in China and globally has improved the global demand for steel that, combined with the weakening of the U.S. dollar and historically high ocean shipping costs, has reduced the impact of imported steel in the domestic steel market. As a result, most mills are currently running at or near full capacity to meet domestic needs. The reduction in imports and improved pricing have allowed our base profit margin to rise in excess of 142% since October 2003. During the six months ended October 31, 2004, we generated approximately $19.1 million of EBITDA as compared with $4.3 million in the comparable period in fiscal year 2003. See footnote 1 of “Selected Financial and Operating Data” on page 29 for the definition of EBITDA and a reconciliation of net income to EBITDA.

Flexible Production Capabilities. Our production capabilities are highly flexible and enable us to shift our product mix to take advantage of changing market conditions. As an example, if the construction markets are active, we have the capability to increase our production of rebar while decreasing our production of hot rolled steel bar products. Conversely, when construction activity and demand for rebar slows, we can reverse the production of these two products, decreasing rebar production while increasing hot rolled steel bar production. This flexibility enables us to achieve an optimal product mix within our primary markets.

Highly Experienced Management Team. Our management team is comprised of a number of seasoned, highly talented industry veterans that average 30 years of experience in the steel industry. Over the past five years, management has implemented numerous initiatives to achieve significant operating efficiencies and cost savings which have increased our rolling mill capacity at our Sand Springs plant by approximately 60%. These initiatives include the successful installation of a reheat furnace, implementation of improved mill set-up techniques and implementation of preventive maintenance practices.

Solid Credit Profile. For the six months ended October 31, 2004, we had $153.0 million of sales, including billed freight, and $19.1 million of EBITDA. As of October 31, 2004, our ratio of net debt to EBITDA for the six months ended October 31, 2004 was 4.3x and our ratio of EBITDA to cash interest expense for the same period was 4.8x. See footnote 1 of “—Summary Historical Financial Data” on page 13 for the definition of EBITDA and a reconciliation of net income to EBITDA.

Business Strategy

Continue to Optimize Product Mix. We intend to continue to leverage our flexible operations to produce a mix of products that maximizes cash flow while enabling us to maintain excellent service. Factors that affect the allocation of our production capacity include product demand, margins and throughput potential. For example, we are currently committing our marginal capacity to the production of rebar, which accounts for approximately 49% of our total revenue for the six months ended October 31, 2004. Although margins per ton on hot rolled bar and fabricated steel products have historically been higher than on rebar, we can produce rebar at higher volumes that result in higher total cash flow. The increased throughput and cash flow from the incremental production of rebar and its strong current demand make rebar a highly attractive product line. Our flexible production capabilities should enable us to efficiently shift our product mix to reflect changing customer demand.

Continue Process and Efficiency Improvements. We have been aggressively instituting more effective maintenance and operating practices and process efficiencies. We perform routine and preventive maintenance on a weekly basis, which has increased the utilization of our Sand Springs rolling mill and has enabled us to reduce the overall amount of equipment-related down time. Utilization is an efficiency metric that we use to measure the amount of time steel is being processed in our mill against the amount of time our mill is scheduled for operation. Increased utilization translates into increased production. We have been able to dramatically improve the utilization of our Sand Springs rolling mill from an average monthly utilization rate of approximately 55% in fiscal year 2001 to 72% in fiscal year 2004. We have process improvement teams in place with a goal to increase average monthly utilization to approximately 80%, which we believe is near optimal for our current operating structure. We believe that an 8% increase in efficiency could add as much as $2.0 million annually to our EBITDA. See footnote 1 of “—Summary Historical Financial Data” on page 13 for the definition of EBITDA and a reconciliation of net income to EBITDA.

Reduce Exposure to Seasonality and Cyclicality. Due to what we perceive to be a lack of supply in steel products in the western United States, we have selectively chosen markets for geographic expansion based upon sustainability and growth of these markets, our ability to ship products to these markets cost-effectively and our ability to properly service accounts in these markets. In fiscal year 2002, we began a sales and marketing effort targeting Arizona, California and Nevada due to their booming construction markets. As a result, we were able to develop supply relationships with several growing customers in these areas. These customers have purchased the majority of our increased production over the past 12 months and have largely been responsible for the increase in our volume of sales from 452,951 tons in fiscal year 2003 to 616,531 tons in fiscal year 2004. In addition, many of our newer customers in the western United States are “all season” customers. Increased sales to these customer groups serve to reduce the seasonality of our business by increasing sales during the winter months. We believe that increasing our market penetration in these areas and adding new geographically appropriate markets will enable us to reduce our exposure to the historical cycles and seasonality of the steel industry by expanding the demand base for our products.

Increase Cash Flow Through Capital Improvements. We have identified areas of capital improvements that will upgrade our existing equipment and processes and enable us to increase capacity, reduce costs and extend the usable life of our existing equipment. Foremost among these capital improvements is the addition of a ladle arc furnace. The addition of a ladle arc furnace will enable us to operate our electric arc furnaces at greater efficiencies by creating a controlled environment that results in less alloy, energy and electric furnace consumables usage, and can accommodate more restrictive chemistries. The cost to purchase and install this equipment is approximately $6.5 to $7.5 million. We anticipate that we can have a ladle arc furnace operational in our Sand Springs facility by the middle of calendar year 2006. The timing of this upgrade is, however, subject to many factors, including operational delays and our general financial condition. We believe the completion of this project would result in savings of approximately $7.50 per ton, increasing EBITDA by $4.0 million per year. See footnote 1 of “—Summary Historical Financial Data” on page 13 for the definition of EBITDA. We used a portion of the net proceeds from the sale of the old notes to purchase our reheat furnace for approximately $8.7 million. Previously, we had financed the reheat furnace through an operating lease. The purchase eliminated our exposure to a fair market value buyout of the reheat furnace in 2008 and on a discounted cash flow basis could represent a potentially significant savings.

Reorganization

During the late 1990s, the U.S. steel industry experienced high energy costs, an increased volume of imported steel due in part to the illegal dumping of steel by foreign producers and a slowdown in the general economy. As a result of these factors and our significant debt service obligations at the time, our predecessor became unable to meet its financial obligations. In December 2001, our predecessor voluntarily filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Oklahoma.

On August 14, 2002, a plan of reorganization was confirmed by the bankruptcy court and we emerged from bankruptcy. Under the plan, we satisfied $110.0 million of our predecessor’s indebtedness related to its 11 1/2% First Mortgage Notes due 2005 in exchange for 4,750,000 shares of our common stock, representing 95% of our current equity interest, valued at $4.1 million, and $30.0 million principal amount of new 10% senior secured notes due 2007. In total, $136.0 million, including $11.6 million of accrued interest on the 11 1/2% First Mortgage Notes and $11.0 million of unsecured payables, was discharged under the plan of reorganization. In addition, our predecessor’s then existing senior credit facility lender was repaid in full with a portion of the proceeds from a new $35.0 million revolving credit facility (which was most recently increased to a $50.0 million commitment in April 2004) and we obtained a $4.5 million working capital term loan. The outstanding amounts of the indebtedness under the 10% senior secured notes, the new senior credit facility and the working capital term loan were repaid on the consummation of the offering of the old notes. See “Capitalization” on page 27.

Since emerging from bankruptcy, our financial performance has improved due to significant changes in our business and industry. Utilization at our Sands Springs rolling mill improved from 55% in fiscal year 2001 to 72% in fiscal year 2004, and company-wide annual rolling capacity increased from approximately 460,000 tons to 620,000 tons over the same period as a result of the implementation of several operating initiatives, including (1) performance of scheduled preventative maintenance, (2) improvement to our mill setup techniques, (3) revamping of our employee incentive plans and (4) selective expansion into markets in the western United States.

Our principal executive offices are located at 220 N. Jefferson Street, Sand Springs, Oklahoma 74063, and we can be reached by phone at (918) 245-1335.

The Exchange Offer

All capitalized terms used, but not defined, in this section shall have the respective meanings set forth under “Description of the Notes” beginning on page 70.

Summary of Terms of the Exchange Offer

Background	We sold the old notes on August 12, 2004 in an unregistered private placement to an investment bank as initial purchaser. In connection with that private placement, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer for the old notes.

The Exchange Offer	We are offering to exchange up to $80.0 million aggregate principal amount of our new notes, which have been registered under the Securities Act, for up to $80.0 million aggregate principal amount of our old notes. You may tender old notes only in integral multiples of $1,000 principal amount.

Resale of New Notes	Based on interpretive letters of the SEC staff to third parties, we believe that you may resell and transfer the new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

• you are acquiring the new notes in the ordinary course of your business,

• you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

• you are not our affiliate as defined under Rule 405 of the Securities Act.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes. See “Plan of Distribution” on page 125.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the new notes and provide us with a signed acknowledgement of this obligation.

Consequences If You Do Not
Exchange Your Old Notes	Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

• an exemption from the requirements of the Securities Act is available to you,

• we register the resale of old notes under the Securities Act, or

• the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

After the completion of the exchange offer, we will no longer have an obligation to register the old notes, except in limited circumstances.

Expiration Date	5:00 p.m., New York City time, on , 2004, unless we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to limited, customary conditions, which we may waive.

Procedures for Tendering Old
Notes	If you wish to accept the exchange offer, you must deliver to the exchange agent, before the expiration of the exchange offer:

•      either a completed and signed letter of transmittal or, for old notes tendered electronically, an agent’s message from The Depository Trust Company (which we refer to as DTC), Euroclear or Clearstream stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer,

• your old notes, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC, Euroclear or Clearstream, and

• all other documents required by the letter of transmittal.

If you hold old notes through DTC, Euroclear or Clearstream, you must comply with their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

• you will be acquiring the new notes in the ordinary course of your business,

• you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

• you are not our affiliate as defined under Rule 405 of the Securities Act.

See “The Exchange Offer—Procedures for Tendering” on page 65.

Guaranteed Delivery Procedures for
Tendering Old Notes	If you cannot meet the expiration deadline or you cannot deliver your old notes, the letter of transmittal or any other documentation to comply with the applicable procedures under DTC, Euroclear or Clearstream standard operating procedures for electronic tenders in a timely fashion, you may tender your notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures” on page 67.

Special Procedures for Beneficial
Holder	If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Withdrawal Rights	You may withdraw your tender of old notes at any time before the exchange offer expires.

Tax Consequences	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences” on page 120.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of the new notes.

Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Agent” on page 127.

Summary Description of the New Notes

The form and terms of the new notes are the same as the form and terms of the old notes, except that:

•	the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of additional interest in specified circumstances, will be limited or eliminated.

The new notes will evidence the same debt as the old notes and will rank equally with the old notes. The same indenture will govern both the old notes and the new notes. We refer to the old notes and the new notes together as the “notes.”

Issuer	Sheffield Steel Corporation.

New Notes Offered	$80,000,000 aggregate principal amount of 11 3/8% Senior Secured Notes due 2011.

Maturity Date	August 15, 2011.

Interest	11 3/8% per annum payable semi-annually in arrears on each February 15 and August 15, beginning on February 15, 2005.

Guarantees	The notes are unconditionally guaranteed on a senior secured basis by all of our existing and future domestic restricted subsidiaries.

Ranking	The notes are our senior secured obligations and rank senior in right of payment to all of our subordinated indebtedness and rank pari passu in right of payment with all of our existing and future senior indebtedness, including the revolving credit facility and the Railway term loan. The guarantees rank senior in right of payment to any future subordinated indebtedness of the guarantors and pari passu in right of payment with all existing and future senior indebtedness of the guarantors, including the revolving credit facility and the Railway term loan. See “Description of Certain Indebtedness.”

Security Interest	The notes and the related guarantees are secured by a lien on substantially all of our assets and the assets of our existing and future domestic restricted subsidiaries, including a pledge of the stock of our existing and future subsidiaries (provided that the pledge of voting stock of any of our future foreign subsidiaries will be limited to 65% of any such subsidiary’s voting stock). Pursuant to the terms of an intercreditor agreement, the security interest in certain assets that secures the notes and the guarantees is subordinated to a lien thereon that secures the revolving credit facility, the Railway term loan and guarantees in respect thereof. See “Description of the Notes — Collateral,” “Risk Factors —Risks Relating to the Notes — The lien-ranking provisions set forth in the intercreditor agreement relating to the

	indenture governing the notes limits the rights of the collateral agent and the holders of the notes with respect to the collateral” and “—Risks Relating to the Notes — The collateral securing the notes may be insufficient or unavailable in the event of a default.” Such security interest will also be subordinated to liens securing approximately $33,000 of other existing indebtedness.

Optional Redemption	Prior to August 15, 2008, we may, at our option, redeem all or a portion of the notes at a make-whole redemption price, plus accrued and unpaid interest, if any, to the date of redemption as more fully described in “Description of the Notes — Redemption — Optional Redemption prior to August 15, 2008.” On or after August 15, 2008, we may, at our option, redeem some or all of the notes at the following redemption prices, plus accrued and unpaid interest and additional interest, if any, to the date of redemption:

	For the period below	Percentage
	On or after August 15, 2008	105.688%
	On or after August 15, 2009	102.844%
	On or after August 15, 2010	100.000%

	Prior to August 15, 2007, up to 35% of the aggregate principal amount of the notes originally issued may be redeemed at our option with the net proceeds of certain equity offerings at 111.375% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of redemption, provided at least 65% of the aggregate principal amount of the notes originally issued remains outstanding.

Change of Control Offer	If we experience a change of control, each holder of the notes will have the right to require us to repurchase all or any part of their notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase.

Asset Sale Proceeds	Upon certain asset sales, we may have to use the proceeds to offer to repurchase notes at an offer price in cash equal to 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of purchase.

Excess Cash Flow Offer	If we have excess cash flow for any fiscal year (commencing with the fiscal year ending April 30, 2005), within 90 days after the end of such fiscal year we must offer to repurchase a portion of the notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, with 50% of our excess cash flow from such fiscal year, subject to certain exceptions and limitations, including limitations under the revolving credit facility.

Certain Indenture Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability to:

	• incur or guarantee additional indebtedness or issue certain preferred stock;

• pay dividends, redeem subordinated debt or make other restricted payments;

• issue capital stock of our subsidiaries;

• transfer or sell assets, including capital stock of our subsidiaries;

• incur dividend or other payment restrictions affecting certain of our subsidiaries;

• make certain investments or acquisitions;

• grant liens on our assets;

• enter into certain transactions with affiliates; and

• merge, consolidate or transfer substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions.

No Listing	There is no public trading market for the notes and we do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

For more information about the notes, see “Description of the Notes” on page 70.

For definitions of certain industry and technical terms used in this prospectus, see “Business — Glossary of Terms” on page 53.

RISK FACTORS

You should refer to “Risk Factors” on page 14 for an explanation of certain risks of investing in the notes.

SUMMARY HISTORICAL FINANCIAL DATA

The following table sets forth summary consolidated financial data. The periods prior to our emergence from Chapter 11 are labeled “predecessor company” and the periods subsequent to that date are labeled “successor company.” The income statement data and the statement of operations data for the fiscal years ended April 30, 2002 and 2004 and the 2003 Combined Period (as defined below) are derived from our audited consolidated financial statements. The income statement data and the statement of operations data for the six months ended October 31, 2003 and October 31, 2004 are derived from our unaudited condensed consolidated financial statements. The balance sheet data as of April 30, 2003 and 2004 are derived from our audited condensed consolidated financial statements. The balance sheet data as of October 31, 2003 and 2004 are derived from our unaudited condensed consolidated financial statements.

On August 14, 2002, we emerged from Chapter 11 bankruptcy. In accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh-start accounting as of August 14, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh-start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on August 14, 2002 (date of reorganization). For this reason, we use the term “predecessor company” for periods on or prior to August 13, 2002 and “successor company” for periods subsequent to August 13, 2002. For purposes of the discussion below, we have combined the predecessor company’s audited results for the period May 1, 2002 to August 13, 2002 with the successor company’s audited results for the period August 14, 2002 to April 30, 2003 and refer to it as the “2003 Combined Period.” As a result of the implementation of fresh-start accounting as of August 14, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The most significant effect of the differences in the basis of accounting on the successor company’s financial statements is lower interest expense as a result of the discharge of $136.0 million of debt upon our emergence from bankruptcy.

The other financial data set forth below include calculations of EBITDA. These data are not required by or presented in accordance with generally accepted accounting principles. Please see footnote 1 below for a discussion of these measures.

The information set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor Company		Successor Company
	Fiscal Year Ended April 30, 2002	Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31, 2003	Six Months Ended October 31, 2004
	(In thousands, except per ton data)
Income Statement Data:
Sales	$152,636	$44,621	$121,231	$244,708	$109,918	$152,987
Gross Profit	21,928	4,811	9,704	30,089	11,990	29,036
Selling and administrative	(16,346)	(3,952)	(8,816)	(13,068)	(6,399)	(7,135)
Depreciation and amortization	(15,776)	(1,773)	(5,694)	(7,509)	(3,988)	(3,849)
Post-retirement benefit	(2,819)	—	(1,671)	(2,715)	(1,252)	(1,449)
Litigation settlement	1,119	—	—	—	—	—

Operating income (loss)	(11,894)	(914)	(6,477)	6,797	351	16,603

	Predecessor Company			Successor Company
	Fiscal Year Ended April 30, 2002		Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31, 2003	Six Months Ended October 31, 2004
	(In thousands, except per ton data)

Other Operational Data:
Tons sold	423,508		123,983	328,968	616,531	305,527	270,003
Sales per ton	$360.41		$359.90	$368.52	$396.91	$359.77	$566.61

Other Financial Data:
EBITDA(1)	1,306		(760)	(832)	14,306	4,339	19,146
Depreciation and amortization	15,776		1,773	5,694	7,509	3,988	3,849
Total capital expenditures	1,139		559	1,103	1,381	828	12,339
Long-term debt	138,224	(2)	117,614	65,538	70,245	64,784	83,119
Net debt	133,756		115,273	62,955	66,451	62,590	82,092

	As of April 30, 2004	As of October 31, 2004
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,794	$1,027
Accounts Receivable, net	35,721	29,579
Inventory	35,909	49,398
Net property, plant and equipment	45,412	54,261
Total assets	123,894	145,864
Total debt	70,245	83,119
Total shareholders’ equity (deficiency)	(9,053)	(244)

(1)	EBITDA, which we define as earnings before interest, taxes, depreciation and amortization, is not a measure of financial performance under accounting principles generally accepted in the United States (“GAAP”). EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operations, which are determined in accordance with GAAP. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization, which can vary depending on non-operating activities. EBITDA includes $2.4 million of loss on debt retirement for the six months ended October 31, 2004. The calculation of EBITDA that we use may not be comparable to similarly titled measures of other companies.

EBITDA Reconciliation

Set forth below is a reconciliation of net income to EBITDA:

	Predecessor Company		Successor Company
	Fiscal Year Ended April 30, 2002	Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31, 2003	Six Months Ended October 31, 2004
Net income (loss)	$(24,205)	$(3,295)	$(10,790)	$416	$(2,821)	$8,809
Income tax expense	—	—	—	—	—	104
Interest expense	9,735	762	4,264	6,381	3,172	3,995
Depreciation and amortization	15,776	1,773	5,694	7,509	3,988	3,849
Loss on debt retirement (non-cash)	—	—	—	—	—	2,389
EBITDA	1,306	(760)	(832)	14,306	4,339	19,146

(2)	Includes $110.0 million of debt allocated to liabilities subject to compromise which amount was subsequently reduced to $30.0 million under our predecessor’s plan of reorganization.

RISK FACTORS

An investment in the notes involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this prospectus and the documents incorporated by reference into this prospectus before deciding to participate in the exchange offer. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which in turn could cause you to lose all or part of your investment.

Risks Related to the Exchange Offer

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

Old notes that you do not tender or that we do not accept will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

Risks Relating to the Notes, Our Other Indebtedness and Our Liquidity

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of debt. As of October 31, 2004, we had approximately $83.1 million of total indebtedness outstanding, our net debt was approximately $82.1 million and our ratio of net debt to EBITDA was 4.3x.

Our high level of indebtedness could have important consequences to you, including the following:

•	it may make it difficult for us to satisfy our obligations under the notes and our other indebtedness and contractual and commercial commitments;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	all of the indebtedness outstanding under the revolving credit facility and the Railway term loan will have a prior ranking claim on certain of our assets and will mature prior to the notes;

•	the revolving credit facility and the Railway term loan have variable rates of interest, which expose us to the risk of increased interest rates;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our high level of indebtedness could limit our flexibility in reacting to changes in the industry and make us more vulnerable to adverse changes in our business or economic conditions in general;

•	our high level of indebtedness could place us at a competitive disadvantage to those of our competitors who operate on a less leveraged basis; and

•	if we fail to comply with the covenants in the indenture relating to the notes, the revolving credit facility, the Railway term loan or in the instruments governing our other indebtedness, such failure could have a material adverse effect on our business and our ability to repay the notes.

Our ability to make payments with respect to the notes and to satisfy our other debt obligations will depend on our future operating performance and our ability to refinance our indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control.

Despite existing debt levels, we may still be able to incur substantially more debt that would increase the risks associated with our leverage.

We may be able to incur substantial amounts of additional debt in the future, including debt resulting from the issuance of additional notes and borrowings under the revolving credit facility. Although the terms of our current debt, including the notes, limit our ability to incur additional debt, such terms do not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. We have the ability under the revolving credit facility to borrow up to $15.0 million of revolving loans and to obtain letters of credit in an aggregate amount of up to $6.0 million (inclusive of $2.5 million of undrawn letters of credit outstanding thereunder), subject to the conditions contained therein. As a result of an intercreditor agreement, all of those borrowings have a security interest in our inventory, accounts receivable and related assets that is senior to the security interest of the notes in such assets.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

We have greatly increased interest expense compared to prior years. Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness, including equipment and other leases, will depend on our future financial performance. Our future performance will be affected by a range of economic, competitive and business factors that we cannot control, such as general economic and financial conditions in our industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot assure you that any of these alternative strategies could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We urge you to consider the information under “Capitalization,” “Prospectus Summary — Summary Historical Financial Data,” “Description of the Notes” and “Description of Certain Indebtedness” for more information on these matters.

The collateral securing the notes may be insufficient or unavailable in the event of a default.

No appraisal of the value of the collateral securing the notes has been made and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, we cannot assure you that liquidating the collateral securing the notes would produce proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any other senior secured creditors. Nor can we assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes following their acceleration.

The notes and any guarantees related thereto are effectively subordinated to indebtedness that may be incurred under the revolving credit facility and the Railway term loan, to the extent of the value of (i) assets of the Company and its subsidiaries (other than the Railway) consisting of accounts, inventory, general intangibles, documents, chattel paper, instruments (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), investment property (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), letter of credit rights, deposit accounts, cash, books and records relating thereto and proceeds thereof and (ii) substantially all of the assets of the Railway. In the event of a default under the notes, the proceeds from the sale of the collateral may not be sufficient to satisfy in full our obligations under the notes following the repayment of the revolving credit facility and the Railway term loan with the proceeds from the sale of collateral of (x) the Company and its subsidiaries (other than the Railway) consisting of accounts, inventory, general intangibles, documents, chattel paper, instruments (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), investment property (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), letter of credit rights, deposit accounts, cash, books and records relating thereto and proceeds thereof and (y) the Railway consisting of substantially all of the Railway’s assets. The amount to be received upon such a sale would depend upon numerous factors, including the timing and manner of the sale. The book value of the collateral is less than the principal amount of the notes. By its nature, the collateral is illiquid and has no readily ascertainable market value. The right of the collateral agent to foreclose on the collateral is limited under the terms of the intercreditor agreement (as discussed below). Accordingly, there can be no assurance that the collateral can be sold in a short period of time or that the proceeds obtained therefrom will be sufficient to pay all amounts owing to the lenders under the revolving credit facility, the holder of the Railway term loan and the holders of the notes.

In addition, our failure or inability to pay rent under real property leases could cause the loss of certain collateral. To the extent that third parties have prior liens (including the lenders under the revolving credit facility and the holder of the Railway term loan with respect to their liens on the collateral of (i) the Company and its subsidiaries (other than the Railway) consisting of accounts, inventory, general intangibles, documents, chattel paper, instruments (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), investment property (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), letter of credit rights, commercial tort claims, deposit accounts, cash, books and records relating thereto or proceeds thereof or (ii) the Railway consisting of substantially all of the Railway’s assets), such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the indenture governing the notes allow us to issue additional notes provided that we meet a specified consolidated fixed charge coverage ratio. The indenture governing the notes does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to collateral value. Any additional notes issued pursuant to the indenture governing the notes will rank pari passu to the notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture governing the notes may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. See “Description of the Notes — Collateral.”

The lien-ranking provisions set forth in the intercreditor agreement relating to the indenture governing the notes limit the rights of the collateral agent and the holders of the notes with respect to the collateral.

The rights of the collateral agent and the holders of the notes with respect to the collateral of (i) the Company and its subsidiaries (other than the Railway) consisting of accounts, inventory, general intangibles, documents, chattel paper, instruments (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), investment property (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), letter of credit rights, deposit accounts, cash, books, and records relating thereto and proceeds thereof and (ii) the Railway consisting of substantially all of the Railway’s assets, in each case, that secure the notes and any guarantees are limited pursuant to the terms of the intercreditor agreement with the agent under the revolving credit facility and the holder of the Railway term loan or its agent. The intercreditor agreement limits the actions that may be taken in respect of such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, if the revolving credit facility or our obligations thereunder or the Railway term loan is outstanding. In certain cases, these actions may only be able to be taken at the direction of the agent under the revolving credit facility and the holder of the Railway term loan or its agent. The collateral agent, on behalf of itself, the trustee and the holders of the notes, does not under certain circumstances have the ability to control or direct such actions, even if the rights of the holders of the notes are or may be adversely affected. In addition, the collateral agent does not have the right to foreclose upon collateral of (x) the Company and its subsidiaries (other than the Railway) consisting of accounts, inventory, general intangibles, documents, chattel paper, instruments (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), investment property (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), letter of credit rights, deposit accounts, cash, books and records relating thereto or proceeds thereof or (y) the Railway consisting of substantially all of the Railway’s assets of the Railway’s assets, in either case, for a period of 90 days following notice to the agent under the revolving credit facility and the holder of the Railway term loan or its agent upon the occurrence of an event of default under the indenture governing the notes. Additional releases of collateral from the liens securing the notes are permitted under some circumstances. See “Description of the Notes — Collateral.”

The ability of the collateral agent to foreclose on the collateral may be limited pursuant to bankruptcy laws.

The right of the collateral agent, as a secured party under the collateral documents for the benefit of itself, the trustee and the holders of the notes, to foreclose upon and sell the collateral upon the occurrence of a payment default is likely to be significantly impaired by applicable bankruptcy laws, including the automatic stay provision contained in Section 362 of the Bankruptcy Code. Under applicable federal bankruptcy laws, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and use collateral even though that debtor is in default under the applicable debt instruments so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of, and during the pendency of, a bankruptcy case, whether or when the collateral agent could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, if a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, holders of notes would hold “under-secured claims.” Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney’s fees for “under-secured claims” during a debtor’s bankruptcy case.

If our future unrestricted subsidiaries or foreign subsidiaries, if any, become insolvent, liquidate, reorganize, dissolve or otherwise wind up, holders of their indebtedness and their trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us. Consequently, your claims in respect of the notes effectively would be subordinated to all of the existing and future liabilities of our unrestricted subsidiaries and foreign subsidiaries, if any. In addition, the validity of any pledges of capital stock of any future foreign subsidiaries under local law, if applicable, and the ability of the holders of the notes to realize upon that collateral under local law, to the extent applicable, may be limited by such local law, which limitations may or may not affect such liens.

Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of, or problems arising from a delay in, perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the collateral agent’s security interest in the collateral.

The indenture governing the notes and the instruments governing our other indebtedness impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the notes, the revolving credit facility and the Railway term loan contain covenants that restrict our ability to take various actions, such as:

•	incur or guarantee additional indebtedness or issue disqualified capital stock;

•	make investments or acquisitions;

•	pay dividends, redeem subordinated indebtedness or make other restricted payments;

•	issue capital stock of certain subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	transfer or sell assets;

•	incur dividend or other payment restrictions affecting certain subsidiaries; and

•	consummate a merger, consolidation or sale of all or substantially all of our assets.

Our ability to comply with these covenants can be affected by events beyond our control and we cannot assure you that we will be able to satisfy those requirements. A breach of any of these provisions could result in a default under these instruments, which could allow all amounts outstanding thereunder to be declared immediately due and payable. We cannot assure you that our assets would be sufficient to repay such amounts (including amounts due under the notes) in full. We may also be prevented from taking advantage of business opportunities that arise if we fail to meet certain financial ratios or because of the limitations imposed on us by the restrictive covenants under these instruments. We urge you to read the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Description of Certain Indebtedness” and “Description of the Notes — Certain Covenants” for a more detailed discussion of the substantive requirements of these covenants.

We may be unable to repurchase the notes upon a change of control.

Upon the occurrence of a change of control, we will be required to offer to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, and liquidated damages, if any, to the date of repurchase.

However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes and the events that constitute a change of control under the indenture may also be events of default under the revolving credit facility or the Railway term loan. These events may permit the lenders under the revolving credit facility and the holder of the Railway term loan to accelerate the indebtedness outstanding under the revolving credit facility and the Railway term loan, respectively. If we are required to repurchase the notes, we would probably require third party financing. We cannot be sure that we would be able to obtain third party financing on acceptable terms, or at all. If the indebtedness under the revolving credit facility or the Railway term loan is not paid, the lenders thereunder or the holder of the Railway term loan, respectively, may seek to enforce their respective security interests in the collateral securing such indebtedness, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our capital stock or assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all of a portion of the notes held by such holder may be impaired. By definition, the term “Change of Control” contains significant exceptions. See “Description of the Notes — Certain Definitions.”

We may not be able to satisfy our obligations to holders of the notes if we have excess cash flow.

If we have at least $2.0 million of excess cash flow in any fiscal year (commencing with the fiscal year ending April 30, 2005), the holders of the notes will have the right, under certain circumstances, to require us to purchase their notes at a price equal to 100% of the principal amount of the notes, together with any accrued and unpaid interest and additional interest, if any, to the date of purchase, with 50% of such excess cash flow, subject to certain exceptions and limitations, including limitations under the revolving credit facility. See “Description of the Notes — Excess Cash Flow Offer.”

However, it is possible that we will not have sufficient funds at the time we are required to consummate an excess cash flow offer to make the required repurchase of the notes tendered in connection therewith. Failure to make such repurchase would result in an event of default under the indenture which would result in events of default under the revolving credit facility and the Railway term loan. These events of default would give the lenders under the revolving credit facility and the holder of the Railway term loan the right to accelerate the indebtedness outstanding under the revolving credit facility and the Railway term loan, respectively. If the indebtedness under the revolving credit facility or the Railway term loan is not paid, the lenders thereunder or the holder of the Railway term loan, respectively, may seek to enforce their respective security interests in the collateral securing such indebtedness, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

A court could cancel the guarantees under fraudulent conveyance laws or certain other circumstances.

All of our existing domestic restricted subsidiaries do, and our future domestic restricted subsidiaries will, guarantee the notes. If, however, such a subsidiary becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal or state laws governing fraudulent conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel its guarantee. The court might do so if it found that, when the subsidiary entered into its guarantee or, in some states, when payments become due thereunder, it received less than reasonably equivalent value or fair consideration for such guarantee and either was or was rendered insolvent, was left with inadequate capital to conduct its business, or believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid such guarantee, without regard to the above factors, if it found that the subsidiary entered into its guarantee with actual or deemed intent to hinder, delay, or defraud its creditors.

A court would likely find that a subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the notes. If a court avoided such guarantee, you would no longer have a claim against such subsidiary or the benefit of the assets of such subsidiary constituting collateral that purportedly secured such guarantee. In addition, the court might direct you to repay any amounts already received from such subsidiary or from the proceeds of any such collateral. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another subsidiary or from any other source.

The indenture states that the liability of each subsidiary on its guarantee is limited to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, ensure that the guarantees will be in amounts sufficient, if necessary, to pay obligations under the notes when due.

There may be no public market for the new notes, which may significantly impair the liquidity and value of the new notes.

Prior to the exchange and issuance of the new notes, there has been no public market for the new notes and we cannot assure you as to:

•	the liquidity of any market that may develop;

•	your ability to sell your new notes; or

•	the price at which you would be able to sell your new notes.

If a market were to exist for the new notes, the new notes could trade at prices that may be lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not presently intend to apply for listing of the new notes on any securities exchange.

The initial purchaser in the August 2004 private placement of the old notes has advised us that it presently intends to make a market in the new notes. The initial purchaser is not obligated, however, to make a market in these securities, and it may discontinue any such market-making at any time at its sole discretion. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes.

In addition, the market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes and the exchange notes. The market for the new notes, if any, may be subject to similar disruptions that could adversely affect their value.

Risks Related to Our Industry

Imports of steel into the United States have in the recent past adversely affected, and may in the future adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong, but it greatly increased during the late 1990’s as a result of an excess of foreign steelmaking capacity and a weakening of certain foreign economies, particularly in Eastern Europe, Asia and Latin America. Economic difficulties in these countries resulted in lower local demand for steel products and tended to encourage these countries to export more steel to the United States at depressed prices.

In addition, we believe the downward pressure on, and depressed levels of, U.S. steel prices in recent years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or profit or loss considerations. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers, including us, were adversely affected by unfairly priced or “dumped” imported steel. These abuses and the increase in imports generally contributed to an environment that resulted in our voluntary bankruptcy filing in December 2001, from which we emerged in August 2002.

Various protective actions were taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, which resulted in an abatement of some steel imports during 2002 and 2003, but these protective measures are only temporary, and many foreign steel manufacturers have been granted exemptions from the application of these measures. Moreover, there are products and countries not covered by these protective measures and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. Perhaps most significantly, President Bush rescinded a substantial part of these protective measures in December 2003, namely the tariffs on steel imports, after they were held by the World Trade Organization to violate global trade rules. The termination of these tariffs, along with any expiration, relaxation or repeal of existing protective measures, may result in the resurgence of substantial imports of foreign steel that could again create downward pressure on U.S. steel prices.

Domestic steel companies, as well as labor unions, have filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. Department of Commerce against foreign exporters of certain hot-rolled, cold-rolled and structural steel. In June of 2002, the ITC made final negative injury determinations in cases relating to structural steel imports from China, Germany, Italy, Luxembourg, Russia, South Africa, Spain and Taiwan. In addition, in August and October of 2002, the ITC also made final negative injury determinations in all outstanding cases relating to cold-rolled steel, thus ending the investigations without the imposition of duties. These negative determinations could lead to an increase in the amount of cold-rolled and structural steel imports into the United States and may create further downward pressure on U.S. steel prices. In June of 2002, the United States granted “market economy” status to Russia, which may enable Russia to defend itself more effectively against dumping actions and increase the risk that Russia in the future may dump steel into the U.S. market, which may adversely affect U.S. steel prices. Moreover, in 1999 the United States and Russia entered into a five-year comprehensive quota agreement with annual quantitative limitations on imports into the United States by Russian steel producers with respect to, among other things, flat-rolled, structural, rail and bar steel products. This five-year agreement terminated on July 12, 2004 and was not renewed. Given the amount of excess capacity in Russia, the termination of this agreement may lead to import surges of steel products from Russia that could have adverse effects upon U.S. steel prices.

Intense competition in the steel industry may exert downward pressure on our pricing.

We may not be able to compete effectively in the future as a result of intense competition. The highly competitive nature of the industry, in part, exerts downward pressure on prices for some of our products. Competition within the steel industry, both domestically and worldwide, is intense and it is expected to remain so. We compete primarily on the basis of (1) price, (2) quality and (3) the ability to meet our customers’ product needs and delivery schedules. Our primary competitors are other mini-mills, which may have cost structures and management cultures more similar to ours than to integrated mills. Further, over the past few years, approximately 30 domestic steel producers (including our predecessor which entered bankruptcy in December 2001 and from which we emerged in August 2002) have entered bankruptcy proceedings. In some cases, these previously marginal producers have been able to emerge from bankruptcy reorganization with lower and more competitive cost structures. In other cases, steelmaking assets have been sold through bankruptcy proceedings to other steelmakers or to new companies, at greatly depressed prices. The reemergence of these producers or their successors may further increase the competitive environment in the steel industry and contribute to further price decreases. In the case of certain product applications, steel competes with other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete.

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve.

The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. Future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States either of which would decrease our sales, margins and profitability.

In addition, a disruption or downturn in the construction, oil and gas, durable goods, agricultural, commercial equipment, rail transportation, automotive and appliance industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

A decrease in the global demand for steel, particularly from China, may negatively impact our sales, margins and profitability.

The increased current global demand for steel, which is a significant factor in the current strength of U.S. steel pricing, is being driven primarily by demand for steel in China. Any decrease in China’s demand for U.S. steel may adversely affect our sales, margins and profitability.

Fluctuations in the relative value of the U.S. dollar and foreign currencies may negatively impact our sales, margins and profitability.

The value of the U.S. dollar against foreign currencies has been generally in decline since 2001. This weakness in the U.S. dollar has contributed to a decrease in foreign steel imports, which has decreased competition for U.S. steel producers and helped to sustain or increase steel prices. If the value of the U.S. dollar strengthens against foreign currencies, steel imports to the United States may increase and put downward pressure on steel prices, which may adversely affect our sales, margins and profitability.

Risks Relating to Our Business

We recently emerged from a Chapter 11 bankruptcy reorganization, have a history of losses and may not be able to maintain profitability.

We emerged from our Chapter 11 bankruptcy reorganization on August 14, 2002, approximately eight months after our predecessor filed a voluntary petition for bankruptcy reorganization. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) steel prices in 2000 and 2001 falling to their lowest levels in 20 years and (3) significant increases in raw material costs, particularly electricity and natural gas. Prior to our reorganization, we incurred net losses of approximately $24.2 million in fiscal year 2002 and $24.8 million in fiscal year 2001. In connection with our reorganization, we adopted fresh-start accounting as of August 14, 2002. If we cannot successfully execute our business strategy or maintain profitability, we may be unable to fulfill our obligations under the notes.

We have not previously been required to comply with SEC reporting requirements; future public reporting obligations may put significant demands on our financial, operational and management resources.

Prior to this exchange offer, we were a private company that had not filed reports with the SEC subsequent to August 2002. We produce our financial statements on a regular basis in accordance with the requirements of GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly-traded securities. At this time, we are taking additional steps to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act, that would allow us to produce financial statements and related disclosure within the time periods and in the form required under the Exchange Act. In order to comply with these requirements, we expect that we will need to hire additional accounting and finance staff and implement new financial systems and procedures. We cannot assure you that we will be able to hire additional staff or implement appropriate procedures on a timely basis. Failure to hire such staff and implement such procedures could have an adverse effect on us, and we may not be able to produce our financial statements and related information on an interim basis as required under the Exchange Act or meet our reporting obligations under the indenture.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in the notes.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and adopted fresh-start accounting prescribed by GAAP. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our historical financial statements for periods prior to August 14, 2002 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in the notes.

We are heavily dependent upon our major customers.

Over 40% of our sales are made to ten customers. The Lofland Company, a regional fabricator and supplier of rebar and other concrete-related products, has been our largest customer for at least the last five fiscal years, accounting for between 10.9% to 14.0% of our total consolidated sales. In December 2003, The Lofland Company was acquired by one of our competitors. Although we expect current demand from other sources will mitigate the lost sales, if any, from this customer, there can be no assurance that this demand will continue in the future. The loss of business from this customer or from one or more of our other major customers could adversely affect our financial condition if that drop in demand is not balanced by an increase from an existing or new customer.

We are subject to work stoppages at our facilities, which could have a material adverse effect on our business.

If any labor disruption or work stoppages affect our employees, the results of our operation could be adversely affected. As of October 31, 2004, we employed 672 individuals and approximately 71% of these employees are represented by one of three bargaining units affiliated with the United Steelworkers of America. One of our collective bargaining agreements, which covers approximately 33 employees at our Kansas City facility, has expired. In addition, two of the collective bargaining agreements covering four employees at the Railway are subject to negotiation. Although we do not currently anticipate any disruption in work at these facilities, we can give no assurances that the renegotiation of these agreements will not result in a disruption or work stoppage. Further, even if new agreements are successfully negotiated, there can be no assurance that we will not be subject to work stoppages or other labor disruptions at these or any of our other facilities in the future. If such events were to occur, our results of operations and financial condition may be materially adversely affected.

We are dependent on key personnel.

Our success depends to a significant extent on the continued services of our highly experienced management team. While we have entered into employment agreements with certain of our executives, these agreements are only for one or two year periods. Moreover, the terms of these agreements may not successfully motivate and retain these executives. We could be adversely affected if any of our key personnel become unwilling or unable to continue their employment with us.

Any decrease in the availability, or increase in the cost, of scrap, other raw materials and energy could materially reduce our earnings.

Our operation depends heavily on the availability of various raw materials and energy resources, including scrap metal, natural gas, electricity, alloys and coke. The availability of raw materials and energy resources may decrease and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials, agricultural machinery and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Since the latter part of 2003 through the present, the price of scrap has risen sharply, largely as a result of foreign scrap demand (particularly from China). If we are unable to pass on increased production costs due to higher scrap prices to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in scrap prices. Moreover, some integrated steel producers are not as dependant as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, gives them a raw material cost advantage over mini-mills.

All our furnaces are equipped to burn natural gas or utilize electric power, which are the primary energy resources used at our facilities. Prices for natural gas and electricity have fluctuated in recent years. Energy prices, particularly for natural gas, were recently at historically high levels, which increased our production costs. Although we continue to evaluate our energy costs and consider ways to factor energy costs into our pricing, energy prices may increase further, which could adversely affect our production costs, competitive position and results of operations. A substantial and prolonged increase in energy costs could have an adverse effect on our margins, earnings and cash flow.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facilities are subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our furnaces, continuous caster and rolling mill equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

Environmental regulation imposes substantial costs and limitations on our operations.

We are subject to Federal, state and local laws and regulations governing the remediation of environmental contamination associated with releases of hazardous materials and to Federal, state and local laws and regulations governing discharges to the air and water as well as the handling and disposal of wastes and employee health and safety (collectively, “Environmental Laws”). Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue for damages to enforce compliance.

The electric arc furnace melting process used at our Sand Springs facility generates dust that contains lead, cadmium and other heavy metals. Classified as a hazardous waste (“K061”) under the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), this dust is captured in baghouses and subsequently transported to a High Temperature Metals Recovery processor, Zinc Nacional, S.A., located in Monterrey, Mexico. We have a contract with Zinc Nacional that will expire in January 2005 but that renews automatically on a yearly basis, subject to termination by either party giving written notice 30 days prior to the expiration date. Although current law permits the export of K061, there can be no assurance that new U.S. legislation prohibiting the export of hazardous waste materials or new Mexican legislation prohibiting the import of such materials, including K061, will not be enacted in the future. In that event, we would have to find an alternative means of treatment or disposal of the K061. There can be no assurance, however, as to the availability of such alternatives or that their construction and/or use would not result in significant cost increases.

Moreover, Environmental Laws have been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken, but that have been found to affect the environment and to create rights of action for environmental conditions and activities. Under some of these Environmental Laws, a company that has sent waste to a third party disposal site could be held liable for the entire cost of remediating such site regardless of fault or the lawfulness of the original disposal activity and also for related damages to natural resources.

There is currently no significant remediation activity at our owned or operated sites. Three former K061 landfill sites at our Sand Springs facility were closed prior to 1980 before our acquisition of the Sand Springs facility. Additionally, we closed a K061 concrete storage tank prior to 1990, with a final certification of this closure being issued by the State of Oklahoma in 1990. All underground storage tanks without containment systems, cathodic protection or leak detection were excavated and removed from the Sand Springs facility with regulatory approval in 1997. In April 1997, the Environmental Protection Agency (“EPA”) Region VI commenced a Compliance Evaluation Inspection pursuant to RCRA relating to hazardous and solid waste management at the Sand Springs facility, which was completed in July 2002. The EPA did not request any corrective actions or impose any fines as a result of this inspection. There can be no assurance that all material environmental matters involving remediation at either our owned or operated sites or at sites owned or operated by third parties that affect us have been identified or that new enforcement policies or legal requirements will not require us to make material expenditures for environmental matters in the future.

We believe that we are currently in material compliance with all Environmental Laws. There can be no assurance, however, that we will not incur material environmental liabilities in the future or that future compliance with Environmental Laws (whether those currently in effect or enacted in the future) will not require us to make additional expenditures or require changes to our current operations, any of which could have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Compliance with Environmental Laws and Regulations.”

The potential presence of radioactive materials in the scrap that we melt in our electric arc furnaces presents a significant economic exposure.

The potential presence of radioactive materials in our scrap supply presents a significant economic exposure. The cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material to our business, results of operations and financial condition. While we have two detection devices at Sand Springs, radioactive scrap could go undetected. If we fail to detect radioactive material in the scrap we receive, we may incur significant costs to clean up the contamination of our facilities and to dispose of the contaminated material that could have a material adverse effect on our results of operation and financial condition.

We may have inadequate insurance.

While we maintain liability insurance, it is subject to coverage limits and certain policies may exclude coverage for damages resulting from environmental contamination. Although there are currently numerous sources from which such coverage may be obtained, it may not continue to be available to us on commercially reasonable terms or the possible types of liabilities that may be incurred by us may not be covered by our insurance. The development, manufacture, sale and use of products involve a risk of product liability claims. A successful product liability claim not covered by our insurance could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, our insurance carriers may not be able to meet their obligations under the policies or the dollar amount of the liabilities may exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our operations are dependent on our having received the required permits and approvals from governmental authorities.

We hold numerous environmental permits and approvals issued by governmental authorities that are necessary to maintain operations at our facilities. A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. Any expansion of our existing operations is also predicated upon securing the necessary environmental or other permits or approvals.

If we fail to fund the minimum amount under our defined benefit plans, the Pension Benefit Guaranty Corporation could enforce a lien on our assets, including the assets securing the notes, or it could terminate the plans, the result of which, in either event, could have a material adverse effect on our business, financial condition and results of operations.

We have a total of three defined benefit plans that cover the hourly employees at Sand Springs and Joliet and the salaried employees at Sand Springs. Benefits under the plans are generally based on years of service and the employee’s highest compensation during five of the last ten years of employment. Each of these plans has a projected benefit obligation in excess of plan assets. Our funding policy is to contribute annually at least the minimum amount necessary to avoid a deficiency in the funding standard as established by applicable law. If a deficiency were to occur, we could become subject to excise taxes, and a lien may be placed on our assets, including the assets securing the notes, and the assets of any entity or person that is related to us as a result of owning directly or indirectly at least 80% of the total combined voting power of all classes of our stock entitled to vote or at least 80% of the total value of all classes of our stock (any such entity or person is referred to as a “controlled group member”). The Pension Benefit Guaranty Corporation (the “PBGC”) may enforce the lien. In addition, the PBGC could terminate the plans, in which case we would have to make up for any deficiency between the amount of plan assets and the plan benefit obligations or risk the imposition of liens on our assets, including the assets securing the notes, in an amount of up to 30% of our net worth or 30% of the net worth of all controlled group members. In either event, such a failure to make our minimum contribution of the funding standard or the termination of any of our defined benefit plans could have a material adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new notes or from the exchange offer. In consideration for the issuing the new notes, we will receive a like principal amount of old notes, which will be retired and canceled.

CAPITALIZATION

The following table shows our capitalization as of October 31, 2004:

You should read the capitalization table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in this prospectus.

October 31, 2004
(dollars in thousands)
Cash and cash equivalents	$1,027

Long-term debt, including current portion:
Revolving credit facility	$86
11 3/8% Senior Secured Notes due 2011	80,000
Railway term loan	3,000
Other long-term debt	33

Total debt	$83,119

Shareholders’ equity:
Common stock	$50
Additional paid-in capital	4,056
Accumulated deficit	(1,566)
Accumulated other comprehensive loss	(2,785)

Total shareholders’ equity	$(244)

Total capitalization	$82,875

SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and other data. The balance sheet data as of April 30, 2000, 2001, 2002, 2003 and 2004 and August 13, 2002, and the statements of operations data for the years ended April 30, 2000, 2001, 2002 and 2004, the three and one-half months ended August 13, 2002 and the eight and one-half months ended April 30, 2003 are derived from our audited consolidated financial statements. The selected historical consolidated financial and other data as of and for the six months ended October 31, 2003 and 2004 are derived from our unaudited consolidated financial statements.

On August 14, 2002, we emerged from Chapter 11 bankruptcy. In accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, we adopted fresh-start accounting as of August 14, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh-start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on August 14, 2002 for financial reporting purposes. The periods presented prior to August 14, 2002 have been designated “predecessor company” and the periods starting on August 14, 2002 have been designated “successor company.” As a result of the implementation of fresh-start accounting as of August 14, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The most significant effect of the differences in the basis of accounting on the successor company’s financial statements is lower interest expense as a result of the discharge of $136.0 million of debt upon our emergence from bankruptcy.

The other financial data set forth below include calculations of EBITDA. This measure is not required by or presented in accordance with GAAP. Please see footnote 1 below for a discussion of EBITDA.

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor Company				Successor Company
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13,	Eight and One-Half Months Ended April 30,	Fiscal Year Ended April 30,	Six Months Ended October 31,
	2000	2001	2002	2002	2003	2004	2003	2004
	(dollars in thousands, except ton data)
Income Statement Data:
Sales	$180,786	$166,110	$152,636	$44,621	$121,231	$244,708	$109,918	$152,987
Cost of sales	(141,945)	(140,666)	(130,708)	(39,810)	(111,527)	(214,619)	(97,928)	(123,951)
Selling and administrative costs	(15,083)	(14,763)	(16,346)	(3,952)	(8,816)	(13,068)	(6,399)	(7,135)
Depreciation and amortization	(8,343)	(8,446)	(15,776)	(1,773)	(5,694)	(7,509)	(3,988)	(3,849)
Post retirement benefit expense	(2,302)	(2,686)	(2,819)	—	(1,671)	(2,715)	(1,252)	(1,449)
Litigation settlement	2,379	—	1,119	—	—	—	—	—

Operating income	15,492	(451)	(11,894)	(914)	(6,477)	6,797	351	16,603
Interest expense, net	(15,167)	(16,919)	(9,735)	(762)	(4,264)	(6,381)	(3,172)	(3,995)
Other expense, net	(132)	(36)	(2,576)	(1,619)	(49)	—	—	(3,695)

Income before taxes and extraordinary items	193	(17,406)	(24,205)	(3,295)	(10,790)	416	(2,821)	8,913
Taxes and extraordinary items	—	(7,400)	—	—	—	—	—	(104)

Net income (loss)	193	(24,806)	(24,205)	(3,295)	(10,790)	416	(2,821)	8,809

Other Operational Data:
Tons sold	469,429	442,228	423,508	123,983	328,968	616,531	305,527	270,003
Sales per ton	$385.12	$375.62	$360.41	$359.90	$368.52	$396.91	$359.77	$566.61

	Predecessor Company				Successor Company
	April 30,			August 13, 2002*	April 30, 2003	April 30, 2004	October 31,
	2000	2001	2002				2003	2004
	(dollars in thousands)
Balance Sheet Data:
Cash	$79	$181	$4,468	$2,341	$2,583	$3,794	$2,194	$1,027
Net property, plant, and equipment	66,245	64,296	57,851	55,161	51,197	45,412	48,386	54,261
Total assets	160,453	138,238	119,661	117,614	116,089	123,894	113,568	145,864
Total debt	132,742	146,270	28,224	29,064	65,538	70,245	64,784	83,119
Liabilities subject to compromise	—	—	138,178	—	—	—	—	—
Total shareholders’ equity (deficit)	(19,213)	(49,189)	(78,179)	(81,474)	(8,569)	(9,053)	(11,391)	(244)

*	Balance sheet before fresh-start accounting adjustments and post emergence financing.

	Predecessor Company				Successor Company
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31,
	2000	2001	2002				2003	2004
	(dollars in thousands)
Other Financial Data:
EBITDA(1)	$23,703	$7,959	$1,306	$(760)	$(832)	$14,306	$4,339	$19,146
Ratio of earnings to fixed charges(2)	—	—	—	—	—	—	—	3.0	x
Depreciation and amortization	8,343	8,446	15,776	1,773	5,694	7,509	3,988	3,849
Capital expenditures	5,668	5,871	1,139	559	1,103	1,381	828	12,339

(1)	EBITDA, which we define as earnings before interest, taxes, depreciation and amortization, is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP). EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operations, which are determined in accordance with GAAP, as an indicator of our operating performance or as a measure of our liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization, which can vary depending on non-operating activities. EBITDA includes a $132,000 loss on disposition of assets in the fiscal year ended April 30, 2000, a $30,000 loss on disposition of assets in the fiscal year ended April 30, 2001 and $2.4 million of non-cash loss on debt restructuring in the six months ended October 31, 2004. The calculation of EBITDA that we use may not be comparable to similarly titled measures of other companies.

Set forth below is a reconciliation of net income to EBITDA:

	Predecessor Company				Successor Company
	Fiscal Year Ended April 30,			Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30, 2004	Six Months Ended October 31, 2003	Six Months Ended October 31, 2004
	2000	2001	2002
	(dollars in thousands)
Net income (loss)	$193	$(24,806)	$(24,205)	$(3,295)	$(10,790)	$416	$(2,821)	$8,809
Income tax expense	—	7,400	—	—	—	—	—	104
Interest expense	15,167	16,919	9,735	762	4,264	6,381	3,172	3,995
Depreciation and amortization	8,343	8,446	15,776	1,773	5,694	7,509	3,988	3,849
Loss on debt retirement (non-cash)	—	—	—	—	—	—	—	2,389
EBITDA	23,703	7,959	1,306	(760)	(832)	14,306	4,339	19,146

(2)	Ratio of earnings to fixed charges is defined as net income divided by interest expense on debt. Earnings were insufficient to cover fixed charges in the fiscal year ended April 30, 2000 by approximately $16.1 million; in the fiscal year ended April 30, 2001 by approximately $35.1 million; in the fiscal year ended April 30, 2002 by approximately $34.7 million; in the 2003 Combined Period by approximately $19.8 million; and in the fiscal year ended April 30, 2004 by approximately $7.8 million; and in the six months ended October 31, 2003 by approximately $6.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with “Selected Financial and Operating Data” and our consolidated financial statement, including the notes to those statements, included elsewhere in this prospectus. The following discussion contains forward-looking statements which include numerous risks and uncertainties as described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” For purposes of this discussion, “Fiscal 2004” refers to the year ended April 30, 2004, and “Fiscal 2002” refers to the year ended April 30, 2002. For a description of the 2003 Combined Period, see “—Basis of Accounting.”

General

We are a leading regional mini-mill that produces a range of steel products including hot rolled steel bar, concrete reinforcing bar, or “rebar,” and fabricated products. We focus on niche products and target customers with special needs. We believe that our product quality and responsive customer service are two principal competitive advantages that distinguish us in the market place. Additionally, since our predecessor’s inception almost 75 years ago, we have maintained a competitive cost structure as a result of our efficient melt and cast operations, high productivity levels, low energy costs and competitive steel scrap costs.

We supply some of the largest independent rebar fabricators in the United States and have developed highly strategic customer relationships within our primary markets. As a result of these relationships, we estimate that we have in excess of 50% market share in our established markets. We focus on building and maintaining long-term relationships with our customers by providing competitive pricing, assured product availability and reliable, prompt delivery and service. This strategy increases the competitiveness of our customers and has significantly contributed to our strong customer relationships.

Our results of operations are dependent on the level of construction, infrastructure spending, oil and gas, agribusiness and general economic activity in the United States. Our sales are seasonal, with the third fiscal quarter (consisting of November, December and January) generally being the weakest. The major cost components of our products are steel scrap and other raw materials, energy, labor, warehousing and handling and freight costs.

The following table provides information regarding the historical shipment levels and average selling prices per ton:

	Fiscal Year Ended April 30, 2002	2003 Combined Period	Fiscal Year Ended April 30, 2004
Tons shipped:
Hot Rolled Bars	133,689	162,685	172,984
Rebar	203,050	208,866	366,696
Fabricated Products	64,419	63,477	73,773
Billets	22,350	17,923	3,078

Total Tons Shipped	423,508	452,951	616,531

Average price per ton shipped	$360.41	$366.16	$396.91
Average production cost per ton	$308.63	$334.11	$347.80
Average gross margin per ton	$51.78	$32.05	$49.11

Uncertainty exists in several external factors that have a significant impact on our results of operations, including (a) the recent volatility of steel prices, (b) the recent steep increase in the cost of purchased raw materials, (c) the magnitude and durability of the world economic recovery that appears to be in progress, and (d) the impact of production and consumption of steel in China, which has led to much of the recent volatility in steel raw material supplies and global steel pricing. Imports to the United States have declined recently, but could increase rapidly depending on the relative strength of the dollar and market pricing and consumption in the United States versus other regions.

Reorganization

During the late 1990s, the U.S. steel industry experienced high energy costs, an increased volume of imported steel due in part to the illegal dumping of steel by foreign producers and a slowdown in the general economy. As a result of these factors and our significant debt service obligations at the time, our predecessor became unable to meet its financial obligations. In December 2001, our predecessor voluntarily filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Oklahoma.

On August 14, 2002, a plan of reorganization was confirmed by the bankruptcy court and we emerged from bankruptcy. Under the plan, we satisfied $110.0 million of our predecessor’s indebtedness related to its 11½% First Mortgage Notes due 2005 in exchange for 4,750,000 shares of our common stock, representing 95% of our current equity interest, valued at $4.1 million, and $30.0 million principal amount of new 10% senior secured notes due 2007. In total, $136.0 million, including $11.6 million of accrued interest on the 11½% First Mortgage Notes and $11.0 million of unsecured payables, was discharged under the plan of reorganization. In addition, our predecessor’s then existing senior credit facility lender was repaid in full with a portion of the proceeds from a new $35.0 million revolving credit facility (which was most recently increased to a $50.0 million commitment in April 2004) and we obtained a $4.5 million working capital term loan. The outstanding amounts of the indebtedness under the 10% senior secured notes, the new senior credit facility and the working capital term loan were repaid upon the consummation of the offering of the old notes.

Since emerging from bankruptcy, our financial performance has improved due to significant changes in our business and industry. Utilization at our Sands Springs rolling mill improved from 55% in fiscal year 2001 to 72% in fiscal year 2004 and company-wide annual rolling capacity increased from approximately 460,000 tons to 620,000 tons over the same period as a result of the implementation of several operating initiatives, including (1) performance of scheduled preventative maintenance, (2) improvement to our mill setup techniques, (3) revamping of our employee incentive plans and (4) selective expansion into markets in the western United States.

Basis of Accounting

In accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh-start accounting as of August 14, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh-start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on August 14, 2002 (date of reorganization). For accounting convenience, the Company used August 1, 2002 as the date of emergence and adoption of fresh-start accounting. The periods presented prior to August 14, 2002 have been designated “predecessor company” and the periods starting on August 14, 2002 have been designated “successor company.” As a result of the implementation of fresh-start accounting as of August 14, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The most significant effect of the differences in the basis of accounting on the successor company’s financial statements is lower interest expense as a result of the discharge of $136.0 million of debt upon our emergence from bankruptcy.

Certain figures, such as sales, cost of sales and certain expenses were not affected by our adoption of fresh-start accounting and, accordingly, we believe them to be comparable. To provide a more meaningful analysis, in the following discussion we have compared the combined results of our predecessor and successor companies’ operations for fiscal year ended April 30, 2003, which we refer to as the “2003 Combined Period,” to the predecessor company’s results for Fiscal 2002 and the successor company’s results for Fiscal 2004. The combined results are not meant to be a presentation in accordance with generally accepted accounting principles.

Results of Operations

Six Months Ended October 31, 2004 as Compared to the Six Months Ended October 31, 2003

The following presents an overview of our results of operations for the six months ended October 31, 2004 and the six months ended October 31, 2003.

	Six Months Ended October 31,
	2004		2003
	$	% of Sales	$	% of Sales
Sales	$152,987	100.00%	$109,918	100.00%
Cost of sales	123,951	81.02%	97,928	89.09%

Gross profit	29,036	18.98%	11,990	10.91%

Selling and administrative expense	7,135	4.66%	6,399	5.82%
Depreciation and amortization expense	3,849	2.52%	3,988	3.63%
Post-retirement benefit expense other than pensions	1,449	0.95%	1,252	1.14%

Operating income (loss)	16,603	10.85%	351	0.32%

Other (income) expense:
Interest expense, net	3,995	2.61%	3,172	2.89%
Loss on debt retirement	3,695	2.42%	—	0.00%

	7,690	5.03%	3,172	2.89%
Income (loss) from operations before taxes	8,913	5.83%	(2,821)	2.57%

Income tax expense	104	0.07%	—	0.00%

Net income (loss)	$8,809	5.76%	$(2,821)	(2.57)%

Sales. Sales for the first six months of fiscal year 2005 were $153.0 million, an increase of 39% over the first six months of fiscal year 2004. The increase resulted from a 59% overall increase in pricing, offset by a 12% overall decrease in shipments. Steel prices remained strong during the first six months of fiscal year 2005 due to widespread demand for steel products.

•	Shipments of hot rolled bar for the first six months of fiscal year 2005 decreased 3% as compared to the first six months of fiscal year 2004, as sales prices for hot rolled bar increased 51% over the same period.

•	Shipments of rebar for the first six months of fiscal year 2005 decreased 17% in comparison to the first six months of fiscal year 2004 as demand began to decrease during the second quarter as lower-priced foreign imports increased. Rebar pricing was 69% higher than compared to the prior year.

•	Shipments of fabricated products increased 4% for the first six months of fiscal year 2005 in comparison to the first six months of fiscal year 2004, due to a 25% increase in shipments of fabricated rebar and a 7% increase in railroad spike shipments, offset by a 26% decrease in fence post shipments. Pricing for fabricated products for the first six months of fiscal year 2005 increased 35% over the same period in 2004.

Cost of Sales and Expenses. Average production cost per ton increased to $431 in the first six months of fiscal year 2005 from $299 in the first six months of fiscal year 2004 primarily due to increased scrap and alloy prices and decreased production at the Sand Springs mill.

Selling and administrative expense increased approximately $0.7 million (12%) in the first six months of fiscal year 2005 as compared to the first six months of fiscal year 2004. This increase resulted from an increase in administrative costs and selling costs of $0.9 million, offset by a decrease in insurance and taxes of over $0.12 million.

Fiscal 2004 as Compared to the 2003 Combined Period

Our results before August 14, 2002 are not generally comparable to the results of operations after that date due to the effects of fresh-start accounting and our reorganization.

The following presents an overview of our results of operations for the year ended April 30, 2004, the period from May 1, 2002 to August 13, 2002 and the period from August 14, 2002 to April 30, 2003.

	Predecessor Company		Successor Company
	Three and One-Half Months Ended August 13, 2002		Eight and One-Half Months Ended April 30, 2003		Fiscal Year Ended April 30, 2004
	$	% of Sales	$	% of Sales	$	% of Sales
	(dollars in thousands)
Sales	$44,621	100.00%	$121,231	100.00%	$244,708	100.00%
Cost of sales	(39,810)	89.22%	(111,527)	92.00%	(214,619)	87.70%

Gross profit	4,811	10.78%	9,704	8.00%	30,089	12.30%

Selling and administrative	(3,952)	8.86%	(8,816)	7.27%	(13,068)	5.34%
Depreciation and amortization	(1,773)	3.97%	(5,694)	4.70%	(7,509)	3.07%
Post-retirement benefit expense	—	0.00%	(1,671)	1.38%	(2,715)	1.11%
Litigation settlement	—	0.00%	—	0.00%	—	0.00%

Operating income (loss)	(914)	(2.05)%	(6,477)	(5.34)%	6,797	2.78%

Interest expense, net	(762)	1.71%	(4,264)	3.52%	(6,381)	2.61%
Other (expense) income (restructuring expense)	(1,619)	3.63%	(49)	0.00%	—	0.00%

Income from operations before taxes	(3,295)	(7.38)%	(10,790)	(8.90)%	416	0.17%

Income tax benefit (expense)	—	0.00%	—	0.00%	—	0.00%

Net income (loss)	(3,295)	(7.38)%	(10,790)	(8.90)%	416	0.17%

Sales. The increase in sales was due primarily to improved demand, which was driven in part by new customers in the western United States and a sharp reduction in steel imports resulting from strong Chinese demand for steel, a weaker dollar and high ocean shipping costs. The increase in sales was also due to the addition of a new product line at the Sand Springs facility. As explained below, shipments and pricing generally increased in Fiscal 2004 compared to the 2003 Combined Period.

•	Shipments of hot rolled bar from Sand Springs increased 17% in Fiscal 2004 compared to the 2003 Combined Period. Sales volume for hot rolled bar products increased due in part to increased production and productivity rates at the Sand Springs mill. Shipments of hot rolled bar products from Joliet decreased 2%. Pricing improved at both locations.

•	Shipments of rebar increased 76% and rebar pricing increased 20% in Fiscal 2004 compared to the 2003 Combined Period.

•	Shipments of fabricated products increased 16% and fabricated product pricing increased 8% in Fiscal 2004 compared to the 2003 Combined Period. Pricing improved on fabricated rebar, railroad spikes and fence posts and shipments improved on all fabricated products except railroad spikes, which were essentially unchanged.

Cost of Sales and Expenses. Average production costs increased to $348 per ton in Fiscal 2004 from $334 per ton in the 2003 Combined Period due primarily to increases in scrap costs and, to a lesser degree, to increases in energy costs. These increases were partially offset by cost reductions related to the increased throughput in Sand Springs. Costs per ton decreased due to increased production and generally consistent fixed or semi-fixed costs.

Selling and administrative expense increased slightly in Fiscal 2004 compared to the 2003 Combined Period due primarily to costs associated with supporting the increased level of shipments.

Depreciation decreased in Fiscal 2004 compared to the 2003 Combined Period due primarily to a company-wide restricted capital expenditure program under which only essential or maintenance related expenditures were made. Capital spending was $1.4 million for Fiscal 2004.

Interest expense decreased in Fiscal 2004 compared to the 2003 Combined Period but meaningful comparison between these periods is difficult due to the debt cancellation and bond refinancing that occurred in connection with our emergence from bankruptcy in August 2002, including the satisfaction of $110.0 million of 11½% First Mortgage Notes due 2005 and the issuance of $30.0 million of 10% senior secured notes. Interest rates were lower in Fiscal 2004. Accounts receivable increased $14.2 million in Fiscal 2004 due to the increase in sales. Inventory costs increased in Fiscal 2004 due to the increase in steel scrap costs, but were largely offset by a decrease in the total tons of inventory, netting out to only a $0.2 million decrease in inventory costs.

The 2003 Combined Period as Compared to Fiscal 2002

Our results before August 14, 2002 are not generally comparable to the results of operations after that date due to the effects of fresh-start accounting and our reorganization. The 2003 Combined Period is not presented in accordance with generally accepted accounting principles.

The following presents an overview of our results of operations for the period from May 1, 2002 to August 13, 2002, the period from August 14, 2002 to April 30, 2003 and the year ended April 30, 2002.

	Predecessor Company				Successor Company
	Fiscal Year Ended April 30, 2002		Three and One-Half Months Ended August 13, 2002		Eight and One-Half Months Ended April 30, 2003
	$	% of Sales	$	% of Sales	$	% of Sales
	(dollars in thousands)
Sales	$152,636	100.00%	$44,621	100.00%	$121,231	100.00%
Cost of sales	(130,708)	85.63%	(39,810)	89.22%	(111,527)	92.00%

Gross profit	21,928	14.37%	4,811	10.78%	9,704	8.00%

Selling and administrative	(16,346)	10.71%	(3,952)	8.86%	(8,816)	7.27%
Depreciation and amortization	(15,776)	10.34%	(1,773)	3.97%	(5,694)	4.70%
Post-retirement benefit expense	(2,819)	1.85%	—	0.00%	(1,671)	1.38%
Litigation settlement	1,119	0.73%	—	0.00%	—	0.00%

Operating income (loss)	(11,894)	(7.79)%	(914)	(2.05)%	(6,477)	(5.34)%

Interest expense, net	(9,735)	6.38%	(762)	1.71%	(4,264)	3.52%
Other (expense) income (restructuring expense)	(2,576)	1.69%	(1,619)	3.63%	(49)	0.00%

Income from operations before taxes	(24,205)	(15.86)%	(3,295)	(7.38)%	(10,790)	(8.90)%

Income tax benefit (expense)	—	0.00%	—	0.00%	—	0.00%

Net income (loss)	(24,205)	(15.86)%	(3,295)	(7.38)%	(10,790)	(8.90)%

Sales. Sales increased in the 2003 Combined Period as compared to Fiscal 2002. As explained below, shipments increased and pricing was essentially unchanged in the 2003 Combined Period as compared to Fiscal 2002:

•	Shipments of hot rolled bar from Sand Springs increased 21% in the 2003 Combined Period compared to Fiscal 2002. Sales volume for hot rolled bar products increased due in part to increased production and productivity rates at the Sand Springs mill. Shipments of hot rolled bar products from Joliet increased 22% in the 2003 Combined Period compared to Fiscal 2002 due to improved demand. Pricing increased $3.04 per ton in the 2003 Combined Period as compared to Fiscal 2002.

•	Shipments of rebar increased 3% in the 2003 Combined Period compared to Fiscal 2002 due in part to shipments, beginning in November 2002, to new customers in the western United States. Pricing, however, decreased $4.78 per ton in the 2003 Combined Period compared to Fiscal 2002 due in part to a high level of imports and a weak commercial construction market.

•	Shipments of fabricated products decreased 1% and pricing decreased $8.85 per ton in the 2003 Combined Period compared to Fiscal 2002. Volume and pricing decreased on fabricated rebar and fence posts, while volume was essentially unchanged on railroad spikes and pricing on railroad spikes increased $11.90 per ton.

Cost of Sales and Expenses. Average cost of sales increased to $334 per ton in the 2003 Combined Period from $309 per ton in Fiscal 2002. This increase was due to rising scrap and energy costs which were partially offset by lower conversion costs related to the increased production at the Sand Springs mill.

Selling and administrative expense decreased $3.6 million in the 2003 Combined Period as compared to Fiscal 2002 due primarily to reductions in employment costs and decreased capital spending and receipt of a $1.1 million settlement in connection with a electrode price fixing lawsuit. Post-retirement benefit costs decreased $1.1 million in the 2003 Combined Period compared to Fiscal 2002.

Depreciation and amortization decreased by $8.3 million due to decreased capital spending and the impact of writing off the debt issuance costs associated with the cancellation of debt in Chapter 11 bankruptcy proceedings during Fiscal 2002.

During Fiscal 2002, and the fiscal years ended April 30, 2000 and 1999, we were party to a lawsuit with several other steel manufacturers against certain manufacturers of graphite electrodes related to price fixing within the electrode industry. In Fiscal 2002, we received approximately $1.1 million in settlements with certain of the defendants (we received $2.4 million and $2.3 million in Fiscal 2000 and the fiscal year ended April 30, 1999, respectively).

Interest expense decreased in the 2003 Combined Period compared to Fiscal 2002 due to a decrease in outstanding debt and lower interest rates.

Liquidity and Capital Resources

Our business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in our steelmaking and finishing operations and necessary to remain in compliance with environmental laws. Our short-term and long-term liquidity needs arise primarily from capital expenditures, working capital requirements and principal and interest payments related to our outstanding indebtedness. We have met these liquidity requirements with cash provided by operations, equity, long-term borrowings, our revolving credit facilities, state and local grants and capital cost reimbursements.

As of April 30, 2004, we had long-term indebtedness of $70.2 million, including a current portion of $5.9 million, and we had approximately $12.0 million of additional borrowing availability under our revolving credit facilities. As of October 31, 2004, we had long-term indebtedness of $83.1 million, including a current portion of $14,000, and approximately $15.0 million of additional borrowing capacity under our revolving credit facilities. Our current liquidity requirements include working capital needs, cash for debt service and capital expenditures. We intend to finance current operations and investing activities with cash from operations and borrowing under our revolving credit facilities.

Borrowings under our revolving credit facilities bear interest at a floating rate. To the extent that interest rates increase or decrease, and to the extent that amounts outstanding under the revolving credit facilities increase or decrease, there will be corresponding increases or decreases in our interest obligations. In addition to borrowings under the revolving agreements, we have historically used cash flow from operations and equipment financing agreements to fund our investing activities, including capital expenditures.

Cash Flow Analysis

Six Months Ended October 31, 2004 as Compared to the Six Months Ended October 31, 2003

Cash used in operating activities was $3.3 million in the first six months of fiscal year 2005 compared to $1.2 million in the first six months of fiscal year 2004. Cash provided by operations in the first six months of fiscal year 2005 included $8.8 million in operating income, a $6.1 million decrease in accounts receivable and $3.8 million in depreciation and amortization. Cash used by operations included a $13.5 million increase in inventories due to decreased sales volumes, deferred income taxes of $3.4 million, $4.3 million increase in other long term assets, $0.3 million increase in accrued interest and $1.3 million decrease in other liabilities.

Cash used in investing activities was $12.3 million in the first six months of fiscal year 2005 compared to $0.8 million in the first six months of fiscal year 2004. Cash used in investing activities in the first six months of fiscal year 2005 included $8.6 million for the purchase of the previously-leased reheat furnace and $1.5 million by the Railway for the purchase of approximately eight acres of land that contains a 68,722 square foot office building, transloading and warehouse facility. Other capital expenditures are up $1.6 in the first six months of fiscal year 2005 over the same period in fiscal year 2004 due to resumption of a normal capital program.

Cash provided by financing activities was $12.9 million during the first six months of fiscal year 2004 due to the refinancing of our debt and the resulting increase in our outstanding debt. During the first six months of fiscal year 2003 cash used by financing activities was $0.8 million resulting from debt repayment.

Fiscal 2004 as Compared to the 2003 Combined Period

Cash used in operating activities was $1.1 million in Fiscal 2004 compared to $8.1 million in the 2003 Combined Period. Cash used in operating activities in Fiscal 2004 included a $14.5 million increase in accounts receivable due to the increase in sales. This increase in accounts receivable was partially offset by $7.9 million in net income plus depreciation and amortization. Of the $6.4 million of interest expenses, only $3.8 million was paid in cash during Fiscal 2004, and the balance was deferred by bondholder consent. As of the end of Fiscal 2004, two quarterly bond payments remained outstanding one of which was paid on May 28, 2004 and the other was paid on June 30, 2004.

Cash used in investing activities in Fiscal 2004 was $1.4 million compared to $1.7 million in the 2003 Combined Period. Expenditures in both years were limited to essential maintenance related capital spending. Maintenance related spending (an expense that is included in cost of goods sold) increased in Fiscal 2004 compared to the 2003 Combined Period, contributing to an increase in our utilization rate and the resulting increase in tons produced and shipped.

Cash provided by financing activities was $3.7 million during Fiscal 2004 and consisted of increased borrowings under the revolving credit facility of $6.6 million used to finance capital spending and the increase in working capital. Other long-term debt decreased by $2.9 million in Fiscal 2004.

The 2003 Combined Period as Compared to Fiscal 2002

Cash used in operating activities was $8.1 million in the 2003 Combined Period compared to $13.5 million in Fiscal 2002. Cash used in operating activities in the 2003 Combined Period included a net loss of $14.1 million partially offset by $7.5 million in depreciation and amortization. Cash provided by operations in Fiscal 2002 included a net loss of $24.2 million offset by depreciation and amortization of $15.8 million, and decreases in assets and increases in current and other liabilities.

Cash used in investing activities in the 2003 Combined Period was $1.7 million compared to $1.1 million in Fiscal 2002. Expenditures in both years were limited to essential or maintenance related capital spending. Maintenance spending (an expense that is included in cost of goods sold) increased in the 2003 Combined Period compared to Fiscal 2002, contributing to an increase in our utilization rate.

Cash provided by financing activities in the 2003 Combined Period was $3.4 million and consisted of increased borrowings under the revolving credit facility of $5.8 million used to finance capital spending and the increase in working capital. Other long-term debt decreased by $2.4 million during the 2003 Combined Period.

Contractual Commitments

The following table provides a summary of our material debt, lease and other contractual commitments as of October 31, 2004.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
11 3/8 % Senior Secured Notes due 2011	$80,000	$—	$—	$—	$80,000
Revolving credit facility	86	—	86	—	—
Other long-term debt obligations	3,000	—	—	3,000	—
Operating lease obligations	33	14	19	—	—
Total	83,119	14	105	3,000	80,000

Our ability to meet our debt service obligations and reduce our total debt will depend upon our future performance, which in turn, will depend upon general economic, financial and business conditions, along with competition, legislation and regulation factors that are largely beyond our control. In addition, we cannot assure you that our operating results, cash flow and capital resources will be sufficient for repayment of our indebtedness in the future. We believe that based upon current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including additional borrowings under the revolving credit facility, will be adequate for the next twelve months for making required payments of principal and interest on our indebtedness and for funding anticipated capital expenditures and working capital requirements.

Retirement Obligations

We have funding obligations pursuant to the defined benefits plans we offer our employees. On three occasions, we have requested waivers from the minimum funding requirements imposed by applicable law for these plans. In 1984 and 1993, our predecessor requested waivers of funding obligations which were granted. In 1993, as a result of improved financial circumstances, we timely satisfied the minimum funding requirements despite our receipt of a waiver. In March 2004, we applied for a waiver of our $2.2 million minimum funding obligation. In September 2004, we withdrew our waiver application, submitted in March 2004, and paid our $2.2 million minimum funding requirement. In 2004, we permanently closed our defined benefits plans for any new enrollments.

Compliance with Environmental Laws and Regulations

We are subject to a broad range of federal, state and local environmental regulations and requirements, including those governing air emissions and discharges into water, and the handling and disposal of solid and/or hazardous wastes. As part of the normal course of business, we incur expenses, primarily for the disposal of baghouse dust generated in the melt shop, to comply with these regulations and requirements. Expenses were approximately $0.6 million for the six months ended October 31, 2004, $2.2 million in Fiscal 2004, $1.9 million in the 2003 Combined Period, and $1.6 million in Fiscal 2002. Capital expenditures incurred to comply with these requirements were approximately $170,000 in the 2003 Combined Period, with no such expenditures in Fiscal 2004 or for the six months ended October 31, 2004. In addition, in the event that we release a hazardous substance, we could be responsible for the remediation of contamination associated with such a release. We believe that we are currently in substantial compliance with all material and applicable environmental regulations.

Inflation

We have not experienced any material adverse effects on operations in recent years because of inflation, although margins can be affected by inflationary conditions. Our primary cost components are ferrous scrap and other raw materials, energy and labor, all of which are susceptible to domestic inflationary pressures. The pricing of finished products, however, can be influenced by general economic conditions and competitive factors in the steel industry. While we have been successful in passing on cost increases to our customers through price adjustments, the effect of steel imports, severe market price competition and under-utilized industry capacity has in the past, and could in the future, limit our ability to adjust pricing.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. We also record a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted this statement upon reorganization at August 14, 2002, and it had no financial impact.

In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements/or Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. The implementation of FIN 45 did not have a significant impact on our financial position or results of operations.

In 2003, the FASB issued FASB Staff Position FAS No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”) provides a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. Any measures of our accumulated post-retirement benefit obligation (“APBO”) or net post-retirement benefit cost provided in these financial statements and accompanying notes to the financial statements, do not reflect the effects of the MMA on any of our post-retirement healthcare plans.

In 2004, the FASB issued (FSP) FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, which supercedes (FSP) FAS 106-1. The FSP is effective for the Company’s first interim or annual period beginning after June 15, 2004 and did not have a financial impact on the Company for the fiscal year ended April 30, 2004.

In January of 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 Consolidation of Variable interest Entities—An Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB issued FIN 46R, which clarified certain issues identified in FIN 46. FIN 46R requires an entity to consolidate a variable interest entity if the entity is designated as the primary beneficiary of that variable interest entity even if the entity does not have a majority of voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception of any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after March 15, 2004. The implementation of FIN 46 did not have a significant impact on Sheffield’s financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sheffield adopted the provisions of SFAS 150 as of September 1, 2003. The adoption did not have a material impact on Sheffield’s consolidated financial position or results of operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate the appropriateness of these estimations and judgments on an ongoing basis. We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances. The results of our estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenues from sales when the title of the product transfers upon shipment. Provision is made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in our estimates does not reflect future returns and claims trends, additional provision may be necessary.

We are exposed to credit risk in the event of nonpayment by our customers. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments based on known credit risks, historical loss experience and current economic conditions affecting our customers. We mitigate our exposure to credit risk by performing ongoing credit evaluations and taking further action when necessary, such as requiring letters of credit or other security interests to support the receivable from our customer. If the financial condition of our customers were to deteriorate, resulting in the impairment of their ability to make payments, additional allowance may be required.

Impairments of Long-Lived Assets

In accordance with the methodology described in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. We recorded no impairments for the year ended April 30, 2004. We made various assumptions in estimating the undiscounted cash flows, including, among other things, a weighted average of the most likely achieved production levels, significant cost components, required capital expenditures and the ramp-up of commercial production. Nonetheless, it is reasonably possible that our estimate of undiscounted cash flows may change in the near term due to, among other things, technological changes, economic conditions and changes in the business model or changes in operating performance, resulting in the need to write-down those assets to fair value.

Deferred Tax Assets and Liabilities

We are required to estimate our income taxes as a part of the process of preparing our consolidated financial statements. This requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. As of October 31, 2004, we had exhausted our net operating loss carryforwards and investment tax credit carryforwards. We had established a valuation allowance of approximately $14.5 million related to our deferred tax assets, which is required when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In October 2004, we made a $1.5 million payment for second quarter estimated federal taxes. The expense for this payment was offset by adding back $1.5 million to our valuation allowance.

Retirement Obligations

We have retirement obligations that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, rates of compensation increases and expected long-term rates of return on plan assets, which are usually updated on an annual basis. We also assume a heath care cost trend rate, which has a significant effect on the amount of our reported retirement obligations. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related retirement benefit costs may occur due to changes in these assumptions.

Information Presented Pursuant to the Indentures for the Notes

The following table sets forth information that is presented solely to satisfy certain reporting requirements contained in the indenture for the notes. The table presents the financial condition and results of operations of Sheffield Steel Corporation and the restricted subsidiaries (as defined in the indenture) separately from the financial condition and results of operations of the unrestricted subsidiaries (as defined in the indenture). We have no unrestricted subsidiaries. Our sole subsidiary, the Railway, is a restricted subsidiary.

	Consolidated		Restricted Group
	Six Months Ended October 31,		Six Months Ended October 31,
	2004	2003	2004	2003
Sales	$152,987	$109,918	$2,079	$2,028

Cost of sales	123,951	97,928	915	860

Gross profit	29,036	11,990	1,164	1,168

Selling and administrative expense	7,135	6,399	216	198
Depreciation and amortization expense	3,849	3,988	163	165
Post-retirement benefit expense other than pensions	1,449	1,252	—	—

Operating income (loss)	16,603	351	785	805

Other (income) expense:
Interest expense, net	3,995	3,172	70	14
Loss on debt retirement	3,695	—	—	—

Income (loss) from operations before taxes	8,913	(2,821)	715	791

Income tax expense	104	—	—	—

Net income (loss)	$8,809	$(2,821)	$715	$791

BUSINESS

Overview

We are a leading regional mini-mill that produces a range of steel products including hot rolled steel bar, concrete reinforcing bar, or “rebar,” and fabricated products. We focus on niche products and target customers with special needs. We believe that our product quality and responsive service are two principal competitive advantages that distinguish us in the market place. Additionally, since our predecessor’s inception almost 75 years ago, we have maintained a competitive cost structure as a result of our efficient melt and cast operations, high productivity levels, low energy costs and competitive steel scrap costs. We focus on building and maintaining long-term relationships with our customers by providing competitive pricing, assured product availability and reliable, prompt delivery and service. This strategy increases the competitiveness of our customers and has significantly contributed to our strong customer relationships, which average over 20 years in duration.

We supply some of the largest independent rebar fabricators in the United States. Our facility located in Sand Springs, Oklahoma provides us with a competitive geographical advantage in the south-central United States and enables our customers to benefit from lower freight costs, shorter lead times and more timely deliveries. We believe that we supply in excess of 50% of the rebar purchased by independent rebar fabricators in markets located in Oklahoma, western Arkansas, western Missouri, Kansas, eastern Colorado, northeastern New Mexico and northern Texas, and have developed significant new customer relationships in Arizona, California and Nevada. Our targeted customer focus often enables us to act as the sole supplier of particular products to our customers.

We have the capacity to produce 600,000 tons of billets and 620,000 tons of finished goods annually. Our primary manufacturing facility is located in Sand Springs, Oklahoma where we conduct a full range of steel-making activities, including the melting and casting of billets (600,000 tons annually) and the rolling of billets into rebar, steel fence posts and a range of hot rolled bar products (500,000 tons annually). From the Sand Springs facility, we also transfer billets to a rolling mill in Joliet, Illinois, where we have the capacity to produce approximately 120,000 tons of specialty hot rolled bar products annually for sale in markets across the United States. Our Joliet facility can produce these products in a wide variety of grades, including all carbon grades, high manganese carbon steels, high-strength low-alloy, as well as alloy and leaded lines. It can also produce smaller lot sizes and offers a roll and hold program to meet the most demanding just-in-time delivery requirements. Our Joliet facility supplies a diverse base of manufacturers, fabricators and cold finished bar producers throughout the country, and is capable of producing nonstandard, metric and near-net shapes to tolerances more exacting than industry standards. We also own and operate two rebar fabrication plants in Kansas City, Missouri and Independence, Missouri with a combined total capacity of approximately 35,000 tons annually, a railroad spike manufacturing operation in Sand Springs (which we refer to as “Wellington”) and a short line railroad, the Sand Springs Railway Company (which we refer to as the “Railway”).

Business Strengths

Leading Market Positions. We are a leading supplier of rebar and we believe that we are a significant supplier of hot rolled steel bar products within our primary markets. We believe that our Sand Springs rolling mill supplies in excess of 50% of the rebar purchased by independent rebar fabricators in these markets.

Geographically Protected Markets. Strategically located near Tulsa, Oklahoma, we and our predecessor have been the reliable source of rebar to independent rebar fabricators in the south-central United States for decades. Due to the high cost of freight for steel products, proximity to customers is a critical component to providing competitive pricing. We maintain a competitive advantage as the closest steel mill serving an area comprising Oklahoma, western Arkansas, western Missouri, Kansas, eastern Colorado, northeastern New Mexico and northern Texas. In addition to a strong pricing advantage, our close proximity enables us to provide shorter lead and delivery times and, what we believe to be, better overall service to our customers.

Superior Customer Service and Relationships. We have been able to forge strategic relationships with customers based upon differentiated customer service rather than solely on price. Our strategy is to work with only one major independent fabricator in each of our primary markets. As a result of providing consistent product quality, reliable and prompt delivery and customized service, we have become the majority or sole source supplier of steel products to many of our customers. Our ability to provide superior service and create strategic value for our customers has enabled us to maintain long-term relationships with our customers that average in excess of 20 years, with no single customer accounting for more than 11% of annual sales.

Strong Industry Profitability Trends. Demand for steel products is currently very strong. Infrastructure growth in China and globally has improved the global demand for steel that, combined with the weakening of the U.S. dollar and historically high ocean shipping costs, has reduced the impact of imported steel in the domestic steel market. As a result, most mills are currently running at or near full capacity to meet domestic needs. The reduction in imports and improved pricing have allowed our base profit margin to rise in excess of 142% since October 2003. During the six months ended October 31, 2004, we generated approximately $19.1 million of EBITDA as compared with $4.3 million in the comparable period in fiscal year 2003. See footnote 1 of “Selected Financial and Operational Data” on page 29 for the definition of EBITDA and a reconciliation of net income to EBITDA.

Flexible Production Capabilities. Our production capabilities are highly flexible and enable us to shift our product mix to take advantage of changing market conditions. As an example, if the construction markets are active, we have the capability to increase our production of rebar while decreasing our production of hot rolled steel bar products. Conversely, when construction activity and demand for rebar slows, we can reverse the production of these two products, decreasing rebar production while increasing hot rolled steel bar production. This flexibility enables us to achieve an optimal product mix within our primary markets.

Highly Experienced Management Team. Our management team is comprised of a number of seasoned, highly talented industry veterans that average 30 years of experience in the steel industry. Over the past five years, management has implemented numerous initiatives to achieve significant operating efficiencies and cost savings which have increased our rolling mill capacity at our Sand Springs plant by approximately 60%. These initiatives include the successful installation of a reheat furnace, implementation of improved mill set-up techniques and implementation of preventive maintenance practices.

Solid Credit Profile. For the six months ended October 31, 2004, we had $153.0 million of sales, including billed freight, and $19.1 million of EBITDA. As of October 31, 2004, our ratio of net debt to EBITDA for the six months ended October 31, 2004 was 4.3x and our ratio of EBITDA to cash interest expense for the same period was 4.8x. See footnote 1 of “Prospectus Summary—Summary Historical Financial Data” on page 13 for the definition of EBITDA and a reconciliation of net income to EBITDA.

Business Strategy

Continue to Optimize Product Mix. We intend to continue to leverage our flexible operations to produce a mix of products that maximizes cash flow while enabling us to maintain excellent service. Factors that affect the allocation of our production capacity include product demand, margins and throughput potential. For example, we are currently committing our marginal capacity to the production of rebar, which accounts for approximately 49% of our total revenue for the six months ended October 31, 2004. Although margins per ton on hot rolled bar and fabricated steel products have historically been higher than on rebar, we can produce rebar at higher volumes that result in higher total cash flow. The increased throughput and cash flow from the incremental production of rebar and its strong current demand make rebar a highly attractive product line. Our flexible production capabilities should enable us to efficiently shift our product mix to reflect changing customer demand.

Continue Process and Efficiency Improvements. We have been aggressively instituting more effective maintenance and operating practices and process efficiencies. We perform routine and preventive maintenance on a weekly basis, which has increased the utilization of our Sand Springs rolling mill and has enabled us to reduce the overall amount of equipment-related down time. Utilization is an efficiency metric that we use to measure the amount of time steel is being processed in our mill against the amount of time our mill is scheduled for operation. Increased utilization translates into increased production. We have been able to dramatically improve the utilization of our Sand Springs rolling mill from an average monthly utilization rate of approximately 55% in fiscal year 2001 to 72% in fiscal year 2004. We have process improvement teams in place with a goal to increase average monthly utilization to approximately 80%, which we believe is near optimal for our current operating structure. We believe that an 8% increase in efficiency could add as much as $2.0 million annually to our EBITDA. See footnote 1 of “Prospectus Summary—Summary Historical Financial Data” on page 13 for the definition of EBITDA and a reconciliation of net income to EBITDA.

Reduce Exposure to Seasonality and Cyclicality. Due to what we perceive to be a lack of supply in steel products in the western United States, we have selectively chosen markets for geographic expansion based upon sustainability and growth of these markets, our ability to ship products to these markets cost-effectively and our ability to properly service accounts in these markets. In fiscal year 2002, we began a sales and marketing effort targeting Arizona, California and Nevada due to their booming construction markets. As a result, we were able to develop supply relationships with several growing customers in these areas. These customers have purchased the majority of our increased production over the past 12 months and have largely been responsible for the increase in our volume of sales from 452,951 tones in fiscal year 2003 to 616,531 tons in fiscal year 2004. In addition, many of our newer customers in the western United States are “all season” customers. Increased sales to these customer groups serve to reduce the seasonality of our business by increasing sales during the winter months. We believe that increasing our market penetration in these areas and adding new geographically appropriate markets will enable us to reduce our exposure to the historical cycles and seasonality of the steel industry by expanding the demand base for our products.

Increase Cash Flow Through Capital Improvements. We have identified areas of capital improvements that will upgrade our existing equipment and processes and enable us to increase capacity, reduce costs and extend the usable life of our existing equipment. Foremost among these capital improvements is the addition of a ladle arc furnace. The addition of a ladle arc furnace will enable us to operate our electric arc furnaces at greater efficiencies by creating a very controlled environment that results in less alloy, energy and electric furnace consumables usage, and can accommodate more restrictive chemistries. The cost to purchase and install this equipment is approximately $6.5 to $7.5 million. We anticipate that we can have a ladle arc furnace operational in our Sand Springs facility by the middle of calendar year 2006. The timing of this upgrade is, however, subject to many factors, including operational delays and our general financial condition. We believe the completion of this project would result in savings of approximately $7.50 per ton, increasing EBITDA by $4.0 million per year. See footnote 1 of “Prospectus Summary—Summary Historical Financial Data” on page 13 for the definition of EBITDA. We used a portion of the net proceeds from the sale of the old notes to purchase our reheat furnace for approximately $8.7 million. Previously, we had financed the reheat furnace through an operating lease. The purchase eliminated our exposure to a fair market value buyout of the reheat furnace in 2008 and on a discounted cash flow basis could represent a potentially significant savings.

History

Our Sand Springs facility was started in 1929 and was originally named Tulsa Rolling Mills. In 1936, the facility was leased by Sheffield Steel Corporation, a subsidiary of Armco Steel Corporation. In 1946, Sheffield Steel Corporation purchased the plant.

During the early 1950s Sheffield Steel Corporation became a division of Armco Steel. The Sheffield name and logo continued to be used in the Midwest for steel fence posts and wire products. In 1981, Armco sold the Sand Springs facility to HMK Enterprises and the Sheffield name was retained creating the new Sheffield Steel Corporation. Sheffield acquired the Joliet, Illinois mill in 1986 and acquired the Railway in 1989.

During the late 1990s, the U.S. steel industry experienced high energy costs, an increased volume of imported steel due in part to the illegal dumping of steel by foreign producers and a slowdown in the general economy. As a result of these factors and our significant debt service obligations at the time, our predecessor became unable to meet its financial obligations. In December 2001, our predecessor voluntarily filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Oklahoma.

On August 14, 2002, a plan of reorganization was confirmed by the bankruptcy court and we emerged from bankruptcy. Under the plan, we satisfied $110.0 million of our predecessor’s indebtedness related to its 11½% First Mortgage Notes due 2005 in exchange for 4,750,000 shares of our common stock, representing 95% of our current equity interest, valued at $4.1 million, and $30.0 million principal amount of new 10% senior secured notes due 2007. In total, $136.0 million, including $11.6 million of accrued interest on the 11½% First Mortgage Notes and $11.0 million of unsecured payables, was discharged under the plan of reorganization. In addition, our predecessor’s then existing senior credit facility lender was repaid in full with a portion of the proceeds from a new $35.0 million revolving credit facility (which was most recently increased to a $50.0 million commitment in April 2004) and we obtained a $4.5 million working capital term loan. The outstanding amounts of the indebtedness under the 10% senior secured notes, the new senior credit facility and the working capital term loan were repaid on the consummation of the offering of the old notes. See “Capitalization.”

Industry Overview

The overall steel industry is experiencing a period of strong growth and profitability due to (1) increased global and domestic demand for steel driven by increased economic activity, (2) China’s economic growth and associated increased imports of steel, (3) a recent wave of consolidation in the domestic steel industry and (4) the weakness of the U.S. dollar relative to other major currencies and historically high ocean shipping costs, which make sales into the U.S. market less profitable for foreign steel producers. These factors, particularly for U.S. producers, have resulted in strong steel prices and demand.

Industry sources estimate that the United States consumes approximately 120 million tons and produces approximately 95 million tons of steel annually, of which approximately 5 million tons are exported. Consequently, the United States is an inherent importer of steel with an annual need of approximately 30 million tons of foreign steel. Recent worldwide steel demand has grown dramatically and industry analysts expect significant demand for the foreseeable future. According to the Ohio Steel Council, global demand is expected to grow 6.2% in 2004. The strong demand in steel has been reflected in increasing steel prices and spreads over scrap prices. There are a number of factors that we believe continue to support the strength in this sector including:

Continued Strong Domestic Steel Demand. Current demand for U.S. steel is extremely high and increasing in several sectors. According to the American Iron and Steel Institute, domestic shipment data for steel in the month of April 2004 was 9.14 million net tons, an increase of approximately 3.4% over the same period for the previous year. Domestic steel consumption through April 2004 has increased 10% over the same period last year.

Continued Growth in China. With China’s focus on infrastructure development, steel demand in the region is poised for continued growth. Industry analysts estimate Chinese steel consumption to grow 16% in 2004. In addition, Chinese demand for steel is expected to outstrip supply and imports into China have been forecast to grow by over 9% per year through 2007.

Customer Acceptance of Raw Material Surcharges. The cost of scrap, which is the basic raw material used by mini-mills, has risen sharply as the overall demand for steel products has increased. During this period of high demand for steel and volatile raw material costs, there has been wide-spread customer acceptance of raw material surcharges within the steel industry. In January 2004, we implemented scrap surcharges that enable us to pass on a portion of our increased raw material costs to our customers, thereby helping us to maintain our margins. We expect that these surcharges will remain in place for the foreseeable future.

Strong Price Trends. Rapidly rising steel prices have outpaced the rising cost of scrap resulting in increased spreads in the price of steel over scrap. During May 2004, the rebar to heavy melt scrap spread reached in excess of $350 per ton, the highest level during the last five years. In addition, strong global demand, a relatively weak dollar and high ocean shipping costs are keeping pressure from steel imports low.

The U.S. steel industry historically has been and continues to be highly cyclical in nature, influenced by a combination of factors, including periods of economic growth or recession, the relative strength or weakness of the U.S. dollar, worldwide production capacity, worldwide steel demand and levels of steel imports.

During the second half of 2000 and throughout 2001, the U.S. steel industry experienced a severe downward cycle, largely as a result of increased imports of steel at depressed prices, the effect of a strong dollar, weak economic conditions and excess global steel production capacity. These difficult business conditions forced more than 30 bankruptcies among U.S. steel producers between 2001 and 2003, including our predecessor.

U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong. In general, approximately 25% of U.S. domestic steel demand is satisfied by imported steel. However, the level of imports is substantially affected by the relative strength of foreign economies and fluctuation in the value of the U.S. dollar against foreign currencies, with steel imports tending to increase when the value of the dollar is strong in relation to foreign currencies. During the late 1990s, the situation was exacerbated by the weakening of certain economies, particularly in Eastern Europe, Asia and Latin America. Because of the ownership, control or subsidization of some foreign steel producers by their governments, decisions by such producers with respect to their production, sales and pricing decisions are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or considerations of profit or loss. Most foreign markets are less open than the U.S. market, allowing foreign producers to maintain higher prices in their own markets, while dumping excess production at lower and often subsidized prices into the U.S. market. Dumping involves selling a product below cost or for less than in the exporter’s home country and is a violation of U.S. trade laws. A number of steel industry anti-dumping initiatives, or trade cases, have been brought in recent years in an attempt to stem the flow of these unlawful imports. Some have been successful while others have not.

Products

Rebar

We are a primary rebar supplier in the south-central United States comprising Oklahoma, western Arkansas, western Missouri, Kansas, eastern Colorado, northeastern New Mexico and northern Texas. Due to the importance of pricing, freight costs and delivery response time, sales of rebar tend to be concentrated within close geographic proximity to a rebar manufacturer’s mini-mill. The following map depicts our primary rebar markets.

We believe that we supply in excess of 50% of the rebar purchased by independent rebar fabricators in these markets.

Our customers shear and bend the rebar to meet engineering or architectural specifications for construction projects. Rebar is a product with consistent demand that we produce in Sand Springs, where the bars are rolled in standard diameters from #4 bar (½ inch or 13mm) to #18 bar (2¼ inches or 57mm) and sheared to standard lengths from 20 feet to 60 feet. To provide rapid response to customer needs, we maintain a finished goods inventory of 25,000 to 35,000 tons of rebar. Our primary methods of rebar distribution are by tractor trailer and rail.

Hot Rolled Bar

We sell a variety of specialty hot rolled bar products, including flats, squares, rounds and special shapes for end use applications that include auto parts, conveyor assemblies, pole line hardware, wrenches, farm equipment and construction machinery. Hot rolled bar products produced in Sand Springs are sold primarily to end product manufacturers. The majority of hot rolled bar products produced in Joliet are sold directly to original equipment manufacturers and cold drawn bar finishers. We focus on specialty products and target customers with special requirements as to bar shape, size and chemical composition and, in many cases, small volume needs. Our primary method of hot rolled bar distribution is by tractor trailer.

Fabricated Steel Products

We manufacture three fabricated steel products: (1) fence posts, which are sold to distributors and farm cooperatives, (2) fabricated rebar, including epoxy-coated rebar and (3) railroad track spikes. Fence posts are produced in a post fabrication shop located adjacent to the Sand Springs rolling mill in two weights (1.25 pounds per foot and 1.33 pounds per foot), in orange and green colors and various lengths from 4 feet to 8 feet. Our primary method of fabricated steel product distribution is by tractor trailer. Fabricated rebar is shipped from Waddell and Kansas City to highway and commercial construction contractors in Missouri, Kansas, Nebraska, Iowa and contiguous markets, with Waddell handling smaller, higher value added jobs and Kansas City handling large volume jobs. We produce rail spikes at Wellington, our railroad track spike manufacturing operations located in Sand Springs. Wellington provides a downstream market for our rolling mill products (square hot rolled bar) and Wellington’s capabilities enhance our fabrication capabilities.

Billets

Billets are semi-finished steel products that are usually rolled or forged into a finished steel product. As we have improved productivity in the Sand Springs mill, we have been able to convert all of our billet production internally, and billet sales to third parties have ceased. Sales volume potential and pricing for billets, particularly in the spot market, is highly variable. The dominant competitive factors are availability and price. Billet sales to other steel mills are at extremely low margins, and sales are dependent on market conditions that vary widely.

Sources, Availability and Cost of Scrap

Our primary raw material is steel scrap, which is generated principally from industrial, automotive, demolition, railroad, obsolete and other sources. Scrap comprises approximately 100% (we have used a very limited amount of scrap substitutes in the past) of the metallic melt mix in our electric arc furnace steelmaking, in contrast to integrated mill steelmaking, where the proportion of scrap has traditionally been approximately 20%. We purchase scrap in the open market directly from dealers. The cost of steel scrap is subject to market forces, including demand by other steel producers, export/import volumes and utilization of scrap substitutes such as pig iron and hot-briquette iron. Our cost of scrap can vary significantly, and we may not be able to adjust product prices in the short-term to recover large increases in scrap costs. Over longer periods of time, however, product prices and steel scrap prices have tended to move in the same direction.

Many variables can impact scrap prices, the most critical of which, until recently, was the level of U.S. steel production. The United States has generally been a net scrap exporter. Generally, as domestic steel demand increased, so did scrap demand and resulting scrap prices. The reverse was also normally true, with scrap prices following steel prices downward where supply exceeded demand. However, during late 2000, the flood of imported steel, much of it unfairly traded, resulted in sharply reduced new steel production with corresponding decreases in the demand and the price of scrap. Starting during the latter part of 2002 and continuing through 2003 and into 2004, the price of scrap has risen sharply upward and remains extremely volatile. Scrap prices increased by $91.43 (85.5%) per ton from March 2003 to March 2004. This increase resulted largely from foreign scrap demand, particularly from China, a relatively weak U.S. dollar that makes U.S. scrap exports more attractive and relatively static if not limited scrap availability in the United States due to a weak economy and the shrinking domestic manufacturing base.

We currently purchase approximately 90% of our scrap from dealers in Oklahoma, southern Kansas, western Arkansas and southwestern Missouri. We believe this is a relatively close area to source such a high percentage of our scrap needs relative to other western mills. This is due to being in a fairly well supplied area and our strategy to produce both rebar and hot rolled bars, which allows us to use both secondary and premium scrap grades in reasonable balance to local scrap supply.

In response to recent increases in scrap prices, we implemented a raw material surcharge effective January 1, 2004. This surcharge is intended to help us maintain and improve margins for our products and insulate us from volatile scrap market price movements. Our ability to continue this surcharge, however, is uncertain and dependent on our customers’ ability and willingness to absorb these costs.

Energy

Our manufacturing process in Sand Springs consumes large amounts of electricity. We purchase our electrical needs for Sand Springs from the Public Service Company of Oklahoma (“PSO”) under a real-time pricing tariff, which is available only to PSO’s largest customers. Under this tariff, we purchase a base load at a contracted price adjusted for fuel costs and then purchase or sell power on an hour-by-hour basis at rates that approximate PSO’s incremental costs plus a small markup. During the summer months, we may elect to shut-down our melt shop during peak periods of power costs. Historically, we have been adequately supplied with electricity and we do not anticipate any material curtailment in our operations resulting from energy shortages.

Until natural gas prices increased in fiscal year 2001, we believed that our utility rates from PSO were among the lowest in the domestic mini-mill steel industry. PSO was able to generate electricity at relatively low rates, as its electric load is generated using western coal and local natural gas. Approximately 55% of PSO’s generation is natural gas based, and as gas prices increased over this past fiscal year, we have seen our power cost increase approximately 60%.

We also use natural gas to reheat billets at both Sand Springs and Joliet. Since deregulation of the natural gas industry, we have negotiated and purchased wellhead gas with supplemental transportation through local pipeline distribution networks. Although increases in the price of natural gas may have an adverse impact on our cost structure, any such price increase would likely have a similar affect on competitors using natural gas and/or electricity generated by natural gas. Historically, we have been adequately supplied with natural gas, and we expect an adequate supply to be available in the future. The new reheat furnace in Sand Springs significantly reduces our exposure to gas prices because of its greater efficiency.

Employees

As of October 31, 2004, we had 672 employees. Approximately 71% of our employees are represented by one of three collective bargaining units affiliated with the United Steelworkers of America (Sand Springs, Joliet and Kansas City). Sand Springs is party to a collective bargaining agreement covering approximately 310 hourly-paid production and maintenance employees. This agreement, which was negotiated and ratified during April 2004, is for a two-year period expiring on March 2, 2006.

Joliet is also party to a recently negotiated collective bargaining agreement, which was ratified in May 2004, covering 127 hourly-paid production and maintenance employees, that expires on January 31, 2006. Kansas City had a collective bargaining agreement, covering 33 employees, that expired on October 31, 2003. Kansas City is operating under the terms of the expired agreement. The Railway has 15 employees of which 10 are represented by various labor unions.

Customers

We sell a variety of specialty hot rolled bar products, including flats, squares, rounds and special shapes for end use applications that include auto parts, conveyor assemblies, pole line hardware, wrenches, farm equipment and construction machinery. The majority of hot rolled bar products produced in Joliet are sold directly to original equipment manufacturers and cold drawn bar finishers. Hot rolled bar products produced in Sand Springs are sold primarily to end product manufacturers.

We strive to differentiate ourselves from our competitors in the hot rolled bar market. In Joliet, we focus on specialty products and target customers with special requirements as to bar shape, size and chemical composition and, in many cases, small volume needs. We believe that our target customer focus often allows us to act as the sole supplier of particular shapes, sizes or steel chemistries to certain customers. In some cases we compete with a limited number of producers of specialty hot rolled bar products. We believe that these niche markets are unattractive to larger volume producers. In Sand Springs, we provide a competitive geographical advantage in the south-central United States hot rolled bar market. This enables our customers to benefit from lower freight costs, shorter lead times and more timely deliveries. As a result of these competitive advantages and our strong reputation for quality and service, we have developed a number of close relationships with hot rolled bar product customers in our region. Our average customer relationship spans 20 years. We believe that there are significant opportunities for Sand Springs to sell standard hot rolled bar products to customers that already purchase specialty products from Joliet.

We sell rebar to leading independent fabricators located in the south-central and southwestern United States who then shear and bend the rebar to meet engineering or architectural specifications for construction projects. Rebar demand is driven by infrastructure investment trends and trends in commercial and industrial construction. During periods of overall reduced steel industry demand, we have maintained relatively stable rebar sales volume due to the level of public sector investment in roads, bridges, water projects, airports and public facilities in the south-central and southwestern United States. We have successfully built and we strive to maintain long-term relationships with our customers by providing them with competitive pricing, assured product availability and reliable, prompt delivery and service. This strategy permits the fabricators to compete successfully in the construction and infrastructure markets, thus reinforcing our relationships with such fabricators. Over 40% of our sales are made to ten customers. The Lofland Company, a regional fabricator and supplier of rebar and other concrete-related products, has been our largest customer for at least the last five fiscal years, accounting for between 10.9% to 14.0% of our total consolidated sales. In December 2003, Lofland Company was acquired by one of our competitors. To date, the acquisition has not had a material adverse effect on the quantity of rebar we supply to Lofland Company.

In our fabricated products segment, the majority of our fence post sales are concentrated in Oklahoma, Kansas, Missouri, Texas and Arkansas. Fabricated rebar is shipped from Kansas City and Waddell to highway and commercial construction contractors in Missouri, Kansas, Nebraska, Iowa and contiguous markets. In recent years, we have experienced increased demand from contractors bidding on infrastructure projects for fabricated rebar, which is epoxy-coated prior to fabrication to protect against corrosion in the field. This has provided Kansas City with a competitive advantage and contributed to a growth in shipments. Our epoxy coating line, which is certified by the Concrete Reinforcing Steel Institute, is the only one located in the Kansas City market. This provides us with a competitive advantage in securing contracts. As we have improved productivity in the Sand Springs mill, we have been able to convert all of our own billet production, and third party billets sales have ceased.

Manufacturing Process

The following diagram illustrates the production capabilities and inter-relationship between our facilities.

In Sand Springs, steel scrap is conveyed by rail car from our scrap yard to the melt shop, where the steel scrap is melted in two 85-ton electric arc furnaces. During the scrap melting process, impurities are removed from the molten steel. The molten steel is refined and then poured into a ladle, where metal alloys are added to obtain desired chemical compositions. The molten steel is then conveyed to a six-strand continuous caster that casts various sizes of billets. The continuous caster is capable of casting billets up to 6 inches square and 50 feet long. These billets are then reheated and rolled into various finished steel products at the rolling mills in Sand Springs or Joliet. The rolling mill in Sand Springs produces rebar, “T”-section (which are further processed into fence posts) and a range of hot rolled bar products, including squares (which are forged into track spikes at Wellington). The rolling mill in Joliet produces an extensive range of hot rolled bar products. A portion of the rebar produced in Sand Springs is epoxy coated at Kansas City and fabricated at either Kansas City or Waddell as epoxy coated or uncoated bar.

Competition

We compete with a number of domestic mini-mills in each of our markets. There are common competitive factors in the steel bar business — price, proximity to market, quality and service — although their relative importance varies in the different market segments.

Hot Rolled Bar

In the market for hot rolled bar products, Joliet occupies a niche position at the specialty end of the product range. We believe we are the sole supplier to certain customers because of their requirements for particular shapes, sizes, small order quantities or steel chemistries. In other cases, we compete with a limited number of other producers of specialty hot rolled bar products, including Kentucky Electric Steel Incorporated, North Star Steel Company and Laclede Steel Company. From Sand Springs and to a much lesser degree from Joliet, we compete with mini-mill producers of standard hot rolled bar products, including Chaparral Steel Company, North Star Steel Company, Laclede Steel Company and Structural Metals, Incorporated. Competitors vary from customer to customer depending on product specifications and requirements for order sizes and inventory support.

Rebar

Since pricing, freight costs and delivery times are the most important competitive factors in the sale of rebar, sales tend to be concentrated within about 350 miles of a mini-mill. In the south-central United States, we have a competitive advantage as the closest mill serving an area comprising Oklahoma, western Arkansas, western Missouri, Kansas, eastern Colorado, northeastern New Mexico and northern Texas. The majority of our rebar tonnage is shipped to this area, although we have had recent success in opening new markets in Arizona, California and Nevada. We compete in the rebar market with a number of other mini-mills, principally Structural Metals, Incorporated, Gerdau-Ameristeel, Nucor Steel and others.

We are not in direct competition on a regular basis with foreign or integrated steel producers. Our strategy is to focus on end-users and to provide our customers with tailored services. Because of our customer focus and the fact that the foreign and integrated mills have cost and freight disadvantages compared to domestic mini-mills, we have effectively precluded them from competing in the relatively low priced hot rolled bar product and graded rebar markets. However, the twenty-foot length rebar and no-grade rebar markets have been impacted by foreign imports, which has had the effect of significantly reducing selling prices in the past.

Fabricated Steel Products

Competitive factors in fence post sales include product quality measured by durability, appearance, workmanship, delivery response time, price and freight costs. Competitors include Structural Metals, Incorporated, Chicago Heights Steel Company and foreign suppliers.

For fabricated rebar, our primary competitors are independent fabrication shops that are furnished with rebar from other mini-mills in the Midwest. In recent years, we believe that increased demand for epoxy-coated product from contractors bidding on infrastructure projects has provided Kansas City with a competitive advantage. Other competitive factors include delivery performance, engineering support, accurate fabrication and competitive pricing. Waddell’s focus is on small rebar projects, generally less than 200 tons each. Kansas City and Waddell complement each other in this way and the different market focus of the two locations allows for the most efficient production at each location.

In the railroad track spike market competitive factors include quality, service and price. Our primary competitors are Gerdau-Ameristeel and Birmingham Rail.

Seasonality

The steel industry, in general, and our business, in particular, are subject to seasonality. Our customers are primarily located in the south-central United States and their demand for steel declines in the winter due to reduced activity in the construction and automotive industries. As a result, our sales generally decline during the third fiscal quarter (November, December and January). We have attempted to reduce our exposure to seasonality by expanding our customer base to include “all-season” customers located in the western United States.

Properties

We own properties related to our operation of the Sand Springs facility, the Joliet facility and the Waddell facility. We lease nine acres of land adjacent to the Joliet facility from the Metropolitan Water Reclamation District of Greater Chicago under a long-term lease expiring in 2053. We also lease the plant in Kansas City and the Wellington facility in Sand Springs.

The Railway provides freight service between Sand Springs and Tulsa, Oklahoma. The Railway owns 32 miles of railroad track located on approximately 10 acres of land, three locomotives, 28 gondola railcars and four flat railcars. The Railway owns and operates a maintenance shop for normal repairs and upkeep of locomotives and railcars located on approximately six acres of land. The Railway also owns and operates an eight acre transload facility and a warehouse facility.

The following table sets forth information about our owned and leased properties:

	Buildings
Location	Acres	Square Feet	Employees	Leased/Owned
Sheffield - Sand Springs, OK			414
Mill	148	616,548		Owned
Corporate Office	1	24,955		Owned

Total	149	641,503

Sheffield - Joliet, IL			163
Mill	30	345,735		Owned
Joliet, IL adjacent to mill	9	0		Leased

Total	39	345,735

Team Rebar—Missouri			59
Sheffield - Kansas City, MO	3	77,100		Leased
Waddell’s Independence, MO	2	32,213		Owned

Total	5	109,313

Wellington - Sand Springs, OK			21
Mill	4	26,000		Leased

Total	4	26,000

Sand Springs Railway - Sand Springs, OK			15
Sand Springs Railway Transload	8	68,722		Owned
Sand Springs Railway Maintenance	6	44,778		Owned
Sand Springs Railway Track (32 miles of track)	n/a	n/a		Owned or right of way

Total	14	113,500	672

We have granted a first priority lien on substantially all of our real property and equipment (excluding the real property and equipment of the Railway) to US Bank National Association, as trustee for the notes. We have granted a second priority lien on such real property and equipment and a first priority lien on the real property and equipment of the Railway to The CIT Group/Business Credit, Inc. as lender under the credit facility. The credit facility is secured by a first lien on substantially all of our other personal property and US Bank National Association, as trustee for the notes, has a second lien on all such property.

Regulatory Matters

We are subject to a broad range of environmental laws, including those governing air emissions, storm water discharges and the handling and disposal of wastes. We have spent substantial amounts to comply with these requirements. In addition, in the event that we release hazardous materials into the environment, we could be responsible for the remediation of contamination associated with such a release.

Primarily because the melting process in Sand Springs generates emission dust that contains lead, cadmium and other heavy metals, we are classified, in the same manner as other electric arc furnace operators in this industry, as a generator of hazardous waste. The RCRA regulates emissions of sludge/dust from electric arc furnaces (“KO61”), a waste stream generated in significant quantities in Sand Springs. All of the KO61 generated in Sand Springs is shipped to Mexico, where a High Temperature Metals Recovery processor, Zinc Nacional, S.A., recovers the zinc, lead and cadmium and manufactures commercial and high purity zinc products. Zinc Nacional, S.A. is in compliance with the Mexican agency, Office of Environmental Protection, which is similar to the EPA in the United States.

In accordance with the Clean Air Act Amendments of 1990 and Oklahoma’s State Implementation Plan, we submitted a Title V application for an operating permit in January of 1997 and received the permit in March 1998. We have been routinely audited and have had no resulting violations, outstanding issues or questions that were not resolved. Late in 2000, we participated in a plant-wide EPA self-audit at our Sand Springs plant. No financially significant issues were found to exist in our opinion. Final discussions and responses regarding the audit are still pending. Additional or new air emission control regulations or requirements applicable to our operations may be promulgated under the Clean Air Act in the future. We cannot at this time accurately estimate the costs, if any, of compliance with such future Clean Air Act regulations or requirements.

Legal Proceedings

We are involved in claims and legal actions arising in the ordinary course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

In July 2003, we filed suit against HMK Enterprises, Inc., a former stockholder (“HMK”), and Steven E. Karol and Robert W. Ackerman, two of our former directors. In our complaint filed with the United States Bankruptcy Court for the Northern District of Oklahoma, we alleged that Mr. Karol and Mr. Ackerman, as directors of the Company, authorized and caused the Company to (1) pay dividends to themselves and HMK and (2) redeem stock held by HMK, Mr. Karol and Mr. Ackerman at a time when the Company was insolvent or on the verge of insolvency. We alleged that these actions violated applicable provisions of the Bankruptcy Code, the Oklahoma Uniform Fraudulent Transfer Act and Delaware law. We also claimed that HMK refused to pay $0.5 million it owed us. We are seeking to (1) recover the $0.5 million from HMK, plus interest, fees and costs and (2) nullify the dividend and redemption payments and recover from HMK, Mr. Karol and Mr. Ackerman $12.5 million in damages, representing the amount of the dividend and redemption payments, plus interest. The court has denied the defendants’ motion to dismiss and motion for summary judgment, and we are currently waiting to begin the discovery phase.

Glossary of Terms

The following is a glossary of certain industry and technical terms used in this prospectus:

“baghouse dust”	Dust that is generated in the melting process, which contains lead, cadmium and other heavy metals.

“billets”	Large, thick strands of steel in various shapes and sizes cast from molten steel. A kind of semi-finished steel product, billets are melted and rolled into rebar, hot rolled bar and “T”-section.

“fabricated products”	Steel products, including fabricated rebar, epoxy-coated rebar, steel fence posts and railroad track spikes, made from further processing of rebar, hot rolled bar and “T”-section.

“fabricated rebar”	Rebar that has been sheared, bent and/or epoxy-coated to meet engineering or architectural end-use specifications.

“hot rolled bar”	Steel bars of varying shapes and sizes that are made by passing cast steel through a rolling mill where the steel is heated and pressed between rollers to reduce its thickness, shape it and lengthen it. Hot rolled bar products are sold to original equipment and end-product manufacturers.

“integrated mill”	A steel producer that uses a blast furnace and basic oxygen furnace to make steel from coke and iron ore and performs steel-making, casting and hot rolling as distinct processes, often at separate facilities.

“mini-mill”	A steel producer that uses an electric arc furnace to melt steel scrap and combines melting, casting and hot-rolling in one continuous and integrated production process.

“reinforcing bar” or “rebar”	Steel bars in varying widths and lengths that are typically used in construction to reinforce concrete and other aggregate and cementing materials.

“‘T’-section”	Steel bars that are used to make fence posts.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to the directors and executive officers of the Company.

Name	Age	Position
James P. Nolan	52	President, Chief Executive Officer and Director
James E. Dionisio	54	Vice President, Sales and Marketing
Stephen R. Johnson	53	Vice President and Chief Financial Officer
John V. Koerber	50	Chairman
Richard F. Conway	50	Director
Kevin S. Flannery	60	Director
Robert L. Purdum	69	Director

The following information summarizes the business experience of each director and executive officer of the Company for at least the past five years:

James P. Nolan. Mr. Nolan has been our President, Chief Executive Officer and Director since August 2002, and from September 1999 until August 2002 was our President and Chief Operating Officer. Prior to joining us, Mr. Nolan served as Vice President, Operations for Lukens Steel Co., where he worked from 1974 to 1999. Mr. Nolan received a degree in civil engineering from Lafayette College.

James E. Dionisio. Mr. Dionisio has been our Vice President, Sales and Marketing since September 1999. From 1995 to 1999, he was Vice President, Sales and Marketing for Rocky Mountain Steel (formerly CF&I Steel Corporation). Prior to that, he held various sales and operating positions with CF&I Steel Corporation during his 27-year career.

Stephen R. Johnson. Mr. Johnson has been our Vice President and Chief Financial Officer since February 1996. From 1977 to 1996, Mr. Johnson held various positions with the Company, including Vice President Administration and Treasurer since 1991 and Vice President MIS and Business Planning since 1984.

John V. Koerber. Mr. Koerber has been a Director since 2002 and is a member of the Audit Committee of the Board of Directors. Mr. Koerber is currently a Vice President and research analyst for Bennett Management Corporation. Prior to joining Bennett Management in 2001, he worked at the Dreyfus Corporation as a research analyst and portfolio manager for the high yield fixed income funds managed by Dreyfus. Prior to joining Dreyfus in 1996, Mr. Koerber worked at R.D. Smith and Smith Barney Harris Upham & Co. in various analytical and investment banking roles. Mr. Koerber has served on the board of directors of several distressed companies. Mr. Koerber received a B.A. from Yale University and an M.B.A. from Columbia Business School.

Richard F. Conway. Mr. Conway has been a Director since 2002 and is the Chairperson of the Compensation Committee of the Board of Directors. Mr. Conway is currently a principal of the investment management company, Lampe, Conway & Co. LLC. Mr. Conway has more than twenty years of investment management and investment banking experience. Mr. Conway received a B.A. from Harvard College and an M.B.A. from Yale University.

Kevin S. Flannery. Mr. Flannery has been a Director since 2002 and is the Chairperson of the Audit Committee of the Board of Directors. Mr. Flannery has been the President and Chief Executive Officer of Whelan Financial Corporation since 1992. Prior to joining Whelan Financial, he was Senior Managing Director of Bear Stearns & Company, Incorporated, which he joined in 1975. Mr. Flannery is involved in the reorganization of several distressed companies. He has served as a director of several commodity and manufacturing companies and has extensive audit and compensation committee experience.

Robert L. Purdum. Mr. Purdum has been a Director and a consultant to the Company since 2002 and is a member of the Compensation Committee of the Board of Directors. Mr. Purdum is the former Chairman, President and Chief Executive Officer of Armco Inc., which he joined in 1962. He held a variety of positions during his extensive career with Armco, including General Manager-Construction Products Division Group, Vice President-Subsidiaries, President-Midwestern Steel Division and Vice President-Manufacturing and Services Group, which included Building Systems, Construction Products, Canada and Strata Energy. In 1982, he assumed responsibility for Armco’s steel operations as Chief Executive Officer. He was elected President of Armco in 1986 and Chairman and Chief Executive Officer in 1990.

We have employment agreements with each executive officer, as more fully described below. Each of our directors serves a one-year term until the next annual meeting of stockholders and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Executive Compensation

Summary Compensation Table

The following table sets forth certain compensation information for the Chief Executive Officer and each of our other executive officers whose salary and bonus for the year ended April 30, 2004 exceeded $100,000, which are herein referred to as the Named Executive Officers.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Restricted Stock Awards ($)
James P. Nolan President and Chief Executive Officer	2004	236,500	667(1)	333(2)
	2003	218,400	117,500	—
	2002	236,000	—	—

James E. Dionisio Vice President, Sales and Marketing	2004	176,100	333(3)	167(4)
	2003	176,100	87,500	—
	2002	176,100	—	—

Stephen R. Johnson Vice President and Chief Financial Officer	2004	176,100	333(5)	167(6)
	2003	176,100	87,500	—
	2002	169,000	—	—

(1)	Consists of 66,667 shares of stock granted on December 3, 2003 as valued on the grant date.

(2)	Consists of 33,333 shares of restricted stock granted on December 3, 2003 as valued on the grant date. As of April 30, 2004, these shares were valued at $0.01 per share. These shares vested on August 14, 2004.

(3)	Consists of 33,334 shares of stock granted on December 3, 2003 as valued on the grant date.

(4)	Consists of 16,667 shares of restricted stock granted on December 3, 2003 as valued on the grant date. As of April 30, 2004, these shares were valued at $0.01 per share. These shares vested on August 14, 2004.

(5)	Consists of 33,334 shares of stock granted on December 3, 2003 as valued on the grant date.

(6)	Consists of 16,667 shares of restricted stock granted on December 3, 2003 as valued on the grant date. As of April 30, 2004, these shares were valued at $0.01 per share. These shares vested on August 14, 2004.

Option Grants and Potential Realizable Values Table

No option grants were made to the Named Executive Officers during fiscal year 2004.

Option Exercises and Year End Values Table

The Named Executive Officers have no options currently outstanding and no options were exercised during fiscal year 2004.

Pension Plan

We maintain a retirement plan that is an Internal Revenue Code qualified defined benefit pension plan. At normal retirement date (age 65 or completion of 30 years of service), a participant is paid a pension equal to the sum of: (a) the product of the participant’s years of plan service from September 1, 1981 through December 31, 1984 and 1.25% of his average monthly compensation (up to $12,500), determined over the participant’s five consecutive highest paid years; and (b) the product of the participant’s years of plan service after January 1, 1985 and 0.9% of his average monthly compensation (up to $12,500). The normal form of pension is a lifetime annuity with a 50% survivor pension for any surviving spouse. Optional forms of payment are available and are actuarially equivalent to a lifetime annuity without surviving spouse benefits. The pension plan also provides for early retirement benefits on an actuarially reduced basis for participants who reach age 55 with at least 10 years of service. Vested retirement benefits are available for participants who are terminated with at least five years of plan service.

The following table shows the projected annual pension benefits payable at the normal retirement age of 65:

	Annual Benefit Years of Service Shown
	5	10	15	20	25	30	35
Average Annual Base Salary:
175,000	$7,875	$15,750	$23,625	$31,500	$39,375	$47,250	$55,125
200,000	9,000	18,000	27,000	36,000	45,000	54,000	63,000
225,000	9,225	18,450	27,675	36,900	46,125	55,350	64,575
250,000	9,225	18,450	27,675	36,900	46,125	55,350	64,575
275,000	9,225	18,450	27,675	36,900	46,125	55,350	64,575
300,000	9,225	18,450	27,675	36,900	46,125	55,350	64,575

As presented in the table, “Average Annual Base Salary” represents the average annual base salary based on the participant’s five consecutive highest paid years. Years of service for purposes of the pension plan with respect to the Named Executive Officers are as follows: Mr. Nolan — 5 years, Mr. Dionisio — 5 years and Mr. Johnson — 27 years. Annual base salaries of the Named Executive Officers for the last three years are presented under the “Salary” column of the Summary Compensation Table under “—Executive Compensation—Summary Compensation Table.” Benefits payable under the pension plan are not reduced for Social Security. Although the benefits payable under the pension are reduced to the extent of any profit sharing retirement annuity provided by discretionary contributions under the Sheffield Steel Corporation Thrift and Profit Sharing Plan, no such discretionary contributions have been made to that profit sharing plan.

Compensation of Directors

Our non-employee directors receive an annual retainer of $10,000 payable quarterly, and a meeting fee of $1,250 for each meeting of the Board of Directors attended. We reimburse ordinary and necessary out-of-pocket expenses incurred by any director in connection with his or her services. In addition, we entered into a consulting agreement with Mr. Purdum in August 2002, pursuant to which we agreed to pay him an annual fee of $50,000. Pursuant to an agreement with Mr. Purdum, we had paid him a total of $12,000 prior to the offering of the old notes, and paid the remaining $88,000 owed to him upon completion of that offering.

Executive Employment Agreements

We have entered into new employment agreements with each of James P. Nolan, our President and Chief Executive Officer; Stephen R. Johnson, our Vice President and Chief Financial Officer; and James E. Dionisio, our Vice President, Sales and Marketing. The following is a description of the material terms of the agreements.

James P. Nolan. Our employment agreement with Mr. Nolan will expire on July 24, 2006. Under the agreement, we will pay him an annual base salary of $275,000 plus at least 50% of his base salary based upon the satisfaction of certain performance targets unless we terminate his employment or he resigns. If (1) Mr. Nolan fulfills the terms of his employment agreement or (2) prior to July 24, 2006, we terminate his employment without “cause” or he resigns for “good reason” (each as defined in the agreement), he will be entitled to severance benefits of (a) payment of his base salary and the provision of employee benefits for two years, (b) two years of bonus payments and (c) reimbursement for up to $15,000 of outplacement services.

Under the agreement Mr. Nolan we paid a $75,000 bonus upon the successful refinancing of our 10% senior notes (which occurred upon completion of the sale of the old notes). Under the agreement, Mr. Nolan is entitled to a $200,000 bonus if there is a change of control, as defined in the agreement, prior to July 24, 2006, and he remains employed (or available for work) for us for 90 days following the change of control. In addition, if his employment terminates at any time on or after that 90th day for any reason other than cause, he will be entitled to the severance benefits described in the last sentence of the immediately preceding paragraph.

Stephen Johnson. Our employment agreement with Mr. Johnson will expire on July 24, 2005. Under the agreement, we will pay him an annual base salary of $200,000 plus at least 50% of his base salary based upon the satisfaction of certain performance targets unless we terminate his employment or he resigns. If, prior to July 24, 2005, we terminate Mr. Johnson’s employment without “cause” or he resigns for “good reason” (each as defined in the agreement), he will be entitled to severance benefits of (a) continued payment of his base salary and bonus and the provision of employee benefits until January 24, 2006 and (b) a relocation allowance of $15,000.

Under the terms of the agreement we paid Mr. Johnson a $37,500 bonus upon the successful refinancing of our 10% senior notes (which occurred upon completion of the offering of the old notes). Under the agreement Mr. Johnson is entitled to a $75,000 bonus if there is a change of control, as defined in the agreement, prior to July 24, 2005.

James Dionisio. Our employment agreement with Mr. Dionisio will expire on July 24, 2005. Under the agreement, we will pay him an annual base salary of $200,000 plus at least 50% of his base salary based upon the satisfaction of certain performance targets unless we terminate his employment or he resigns. If, prior to July 24, 2005, we terminate Mr. Dionisio’s employment without “cause” or he resigns for “good reason” (each as defined in the agreement), he will be entitled to severance benefits of (a) continued payment of his base salary and bonus and the provision of employee benefits until January 24, 2006 and (b) a relocation allowance of $15,000.

Under the terms of the agreement, we paid Mr. Dionisio a $37,500 bonus upon the successful refinancing of our 10% senior notes (which occurred upon completion of the sale of the old notes). Under the agreement, Mr. Dionisio is entitled to a $75,000 bonus if there is a change of control, as defined in the agreement, prior to July 24, 2005.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of October 31, 2004 by:

•	our Chief Executive Officer and our other executive officers;

•	each director;

•	all current directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5% of our common stock.

We determined the number of shares of common stock beneficially owned by each person under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity had the right to acquire within sixty days of October 31, 2004 through the exercise of an option, conversion feature or similar right. All percentages are based on the shares of common stock outstanding as of October 31, 2004. Except as noted below, each holder has sole voting and investment power with respect to all shares of common stock listed as owned by that holder.

	Common Stock
Name of Beneficial Owner	Number of Shares	Percentage of Class
Directors and Executive Officers
James P. Nolan (1)	100,000	2.0%
James E. Dionisio (2)	50,000	1.0%
Stephen R. Johnson (3)	50,000	1.0%
John V. Koerber (4)(5) c/o Bennett Management, Inc. 2 Stamford Plaza — Suite 1501 281 Tresser Boulevard Stamford, CT 06901-3259	1,245,882	24.9%
Richard F. Conway (6)(7) c/o Lampe, Conway & Co. LLC 680 Fifth Avenue, Suite 1202 New York, NY 10019-5429	945,681	18.9%
Robert L. Purdum	20,000	*
Kevin S. Flannery	—	—
All directors and executive officers as a group (7 Persons)	2,411,563	48.2%
Five Percent Shareholders
Bennett Management, Inc. (5) 2 Stamford Plaza — Suite 1501 281 Tresser Boulevard Stamford, CT 06901-3259	1,245,882	24.9%
Lampe, Conway & Co. LLC (7) 680 Fifth Avenue, Suite 1202 New York, NY 10019-5429	945,681	18.9%
Mellon HBV Alternative Strategies LLC(8) 200 Park Avenue, Suite 3300 New York, NY 10166-3399	797,997	16.0%

	Common Stock
Name of Beneficial Owner	Number of Shares	Percentage of Class
Prudential Investment Management, Inc. (9) Two Gateway Center, Third Floor Newark, NJ 07102	574,531	11.5%
Chilmark Fund II, L.P. 875 North Michigan, Suite 3460 Chicago, IL 60611	431,818	8.6%

*	Less than 1%

(1)	Issued as restricted stock.

(2)	Issued as restricted stock.

(3)	Issued as restricted stock.

(4)	Mr. Koerber is Vice President of Bennett Management Corporation (“Bennett Management”), which has voting and/or investment power over these shares. Mr. Koerber disclaims any beneficial ownership in these shares.

(5)	Bennett Management, as investment manager, has voting and/or investment power over these shares held by the following affiliated entities in the amounts indicated: Bennett Offshore Restructuring Fund, Inc. — 305,296 shares; Bennett Restructuring Fund, L.P. — 579,370 shares; and Bennett Restructuring Fund II, L.P. — 361,216 shares.

(6)	Mr. Conway is a portfolio manager and managing member of Lampe, Conway & Co. LLC, which has voting and/or investment power over these shares. Mr. Conway disclaims any beneficial ownership in these shares.

(7)	Lampe, Conway & Co. LLC, as investment adviser, has voting and/or investment power over these shares held by LC Capital Master Fund, Ltd.

(8)	Mellon HBV Alternative Strategies LLC (“HBV”), an investment adviser, has voting and/or investment power over these shares held by the following affiliated entities in the amounts indicated: Axis RDO Limited — 109,626 shares; HFR DS Performance — 84,830 shares; Mellon HBV Master Leveraged Multi Strategy Fund — 15,709 shares; Mellon HBV Master Multi Strategy Fund — 141,376 shares; and Mellon HBV Master Rediscovered Opportunities Fund — 446,456 shares. HBV disclaims any beneficial ownership in these shares.

(9)	Prudential Investment Management, Inc. (“PIM”), as investment adviser, has voting and/or investment power over these shares held by the following affiliated entities in the amounts indicated: The High Yield Income Fund, Inc. — 10,579 shares; The Prudential Series Fund, Inc. High Yield Bond Portfolio — 135,158 shares; Dryden Yield Fund, Inc. — 403,749 shares; and Worldwide Investors Portfolio: U.S. High Yield Fund — 25,045 shares. PIM disclaims any beneficial ownership in these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As part of our reorganization in August 2002, the holders of our predecessor’s outstanding $110 million principal amount of 11½% First Mortgage Notes due 2005 received in exchange for those notes (1) equity interests in the reorganized Sheffield representing 95% of our current outstanding equity and (2) $30.0 million principal amount of 10% senior secured notes due 2007 issued by the reorganized Sheffield. Each of the three largest noteholders that participated in the reorganization appointed individuals to our board of directors. These individuals currently serve as directors of Sheffield and two of these directors have positions with the noteholders that appointed them. Of the $32.2 million principal amount of 10% senior secured notes outstanding as of April 30, 2004:

•	$7.9 million was held by Bennett Management Corporation, for which our director John Koerber serves as Vice President; and

•	$6.0 million was held by Lampe, Conway & Co. LLC, for which our director Richard Conway serves as portfolio manager and managing member.

A portion of the net proceeds of the offering of the old notes was used to redeem all of the outstanding 10% senior secured notes at a redemption price of 102.5% of the aggregate principal amount thereof, plus accrued interest thereon to the date of redemption.

In addition, we have granted to Bennett Management Corporation, Lampe, Conway & Co. LLC and Mellon HBV Alternative Strategies LLC “demand” registration rights that allow each of them one opportunity to require us to register under the Securities Act of 1933 all or part of our common stock held by them and their respective affiliates. We have also granted these stockholders “piggyback” registration rights that allow them to include their shares of common stock in any registration of equity securities by us, including pursuant to a demand registration, other than registrations on Forms S-4 or S-8. We have agreed to customary indemnification provisions in connection with these registration rights.

In connection with the offering of the old notes, we paid Robert Purdum, one of our directors, $88,000, which we owed Mr. Purdum pursuant to the terms of his consulting agreement, and which we had agreed to defer until our receipt of the proceeds of the offering. See “Management—Executive Compensation—Compensation of Director.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of our material indebtedness. It is qualified in its entirety by reference to all of the provisions of the corresponding instruments and agreements.

Amended and Restated Credit Facility

Our credit facility, for which The CIT Group/Business Credit, Inc. serves as agent for the lenders, consists of a $15.0 million revolving credit facility, a $3.0 million term loan to the Railway and letters of credit issued in support of, or to provide security for, trade obligations or any other liabilities, in each case, in an aggregate undrawn and unreimbursed amount not in excess of $3.0 million. As of October 31, 2004, $6.0 million of undrawn letters of credit, $3.0 million under the Railway term loan and no revolving loans were outstanding under the credit facility.

Interest; Fees; Maturity

Interest accrues on the revolving loans, the Railway term loan and advances under the letters of credit at floating rates per annum equal to prime plus 0.5% (5.25% at October 31, 2004) or, for the revolving loans and Railway term loan, LIBOR plus 3.0%, as applicable. A fee of 2.5% per annum applies to each undrawn letter of credit. The credit facility matures on August 12, 2008.

Security; Guarantee

The credit facility is secured by a first priority perfected security interest in all of our accounts, inventory, general intangibles, documents, chattel paper, instruments (excluding the capital stock of any of the Company’s subsidiaries and rights related thereto), letter of credit rights, commercial tort claims, investment property (excluding the capital stock of any of the Company’s subsidiaries), deposit accounts, cash, books and records relating thereto and proceeds thereof and a second priority lien on all of our real property and equipment (excluding the real property and equipment of the Railway). The Railway guarantees all obligations under the credit facility and its guaranty is secured by a first priority perfected security interest in substantially all of its assets and a first priority lien on its real property and equipment.

Covenants and Conditions

The credit facility contains various affirmative and negative covenants customary for similar revolving credit facilities, including covenants to (1) maintain prescribed minimum 12-month trailing EBITDA (less fixed charges) requirements (as defined in the credit facility) and (2) not exceed certain annual lease payment limits, unless the lender and we agree otherwise. The credit facility also requires prepayments of the credit facility upon certain asset sales and prohibits voluntary prepayment or redemption of the notes except in connection with a permitted refinancing.

Events of Default

The credit facility also contains customary events of default, including, but not limited to:

•	non-payment of debts;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer

We sold the old notes on August 12, 2004 in an unregistered private placement to an investment bank as the initial purchaser. As part of that offering, we entered into a registration rights agreement with the initial purchaser. Under the registration rights agreement, we agreed to file the registration statement, of which this prospectus forms a part, to offer to exchange the old notes for new notes in an offering registered under the Securities Act. This exchange offering satisfies that obligation. We also agreed to perform other obligations under that registration rights agreement. See “Description of the Notes—Registration Rights; Additional Interest.”

By participating in the exchange offer, holders of the old notes will receive new notes that are freely tradable and not subject to restrictions on transfer, subject to the exceptions described under “—Resale of New Notes” immediately below. In addition, holders of new notes generally will not be entitled to additional interest.

Resale of New Notes

We believe that the new notes issued in exchange for the old notes may be offered for resale, resold and otherwise transferred by any new noteholder without compliance with the registration and prospectus delivery provisions of the Securities Act if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the SEC set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the SEC responding to a request for its views as to whether a particular matter complies with the federal securities laws or whether the SEC would refer the matter to the SEC’s enforcement division for action. We have not obtained, and do not intend to obtain, our own no-action letter from the SEC regarding the resale of the new notes. Instead, holders will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

•	the holder must acquire the new notes in the ordinary course of its business;

•	the holder must have no arrangements or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

•	the holder must not be an “affiliate,” as defined in Rule 405 of the Securities Act, of ours.

Each holder of old notes that wishes to exchange old notes for new notes in the exchange offer must represent to us that it satisfies all of the above listed conditions. Any holder who tenders in the exchange offer who does not satisfy all of the above listed conditions:

•	cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by that broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the new notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any resale of the new notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, a resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the “exchange offer,” we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date, unless extended as described in this prospectus. We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $80.0 million of new notes for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered as soon as practicable following the exchange date. Holders may tender some or all of their old notes in connection with the exchange offer, but only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of old notes being tendered for exchange.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that:

•	we have registered the new notes under the Securities Act and therefore these notes will not bear legends restricting their transfer; and

•	specified rights under the registration rights agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be limited or eliminated.

The new notes will evidence the same debt as the old notes. The new notes will be issued under the same indenture and entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $80.0 million in aggregate principal amount of the old notes were outstanding. Old notes accepted for exchange will be retired and cancelled and not reissued.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “—Book-Entry Transfer,” we will issue the new notes in the form of a global note registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will be considered to have accepted validly tendered old notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If we do not accept any tendered old notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these old notes, without expense, to the tendering holder as quickly as possible after the expiration date of the exchange offer.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than the applicable taxes described under “—Fees and Expenses,” in connection with the exchange offer.

If we successfully complete the exchange offer, any old notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of old notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the old notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on            , 2004. We may extend this expiration date in our sole discretion, but in no event to a date later than            , 2004, unless otherwise required by applicable law. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes;

•	to extend the exchange offer;

•	to terminate the exchange offer if, in our sole judgment, any of the conditions described below shall not have been satisfied; or

•	to amend the terms of the exchange offer in any manner.

We will give oral or written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment, and extend the offer if required by law.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the New Notes

Interest on the new notes will accrue at the rate of 11 3/8% per annum on the principal amount, payable semiannually on February 15 and August 15, beginning February 15, 2005. Interest on the new notes will accrue from the date of issuance of the old notes or the date of the last periodic payment of interest on such old notes, whichever is later.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes and we may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:

•	the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

•	we have not obtained any governmental approval which we, in our sole discretion, exercised reasonably, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time. A failure on our part to exercise any of the above rights shall not constitute a waiver of that right, and that right shall be considered an ongoing right which we may assert at any time and from time to time.

If we determine in our sole discretion, exercised reasonably, that any of the events listed above has occurred, we may, subject to applicable law:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes; or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

Any determination by us concerning the above events will be final and binding.

In addition, we reserve the right in our sole discretion, exercised reasonably, to:

•	purchase or make offers for any old notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers may differ from the terms of the exchange offer. Those purchases would require the consent of the lenders under our credit facilities.

Procedures for Tendering

Except in limited circumstances, only a Euroclear participant, Clearstream participant or DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

•	holders of old notes that are DTC participants may follow the procedures for book-entry transfer as set forth under “—Book-Entry Transfer” and in the letter of transmittal; or

•	Euroclear participants and Clearstream participants on behalf of the beneficial owners of old notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream. These procedures include the transmission of a computer-generated message to Euroclear or Clearstream in lieu of a letter of transmittal. See the description of “agent’s message” under “—Book-Entry Transfer.”

In addition, you must comply with one of the following:

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, Euroclear or Clearstream according to their respective standard operating procedures for electronic tenders and a properly transmitted agent’s message as described below; or

•	the exchange agent must receive any corresponding certificate or certificates representing old notes along with the letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of old notes will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the old notes held by a holder are tendered, the tendering holder should fill in the amount of old notes being tendered in the specified box on the letter of transmittal. The entire amount of old notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “—Book-Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration of the exchange offer. No letter of transmittal or old notes should be sent to us, DTC, Euroclear or Clearstream. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose old notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial holder’s behalf. If any beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in its name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as described in “Withdrawal of Tenders,” must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution,” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an “eligible institution,” unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, the old notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. We reserve the absolute right to reasonably reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the holder acquired new notes pursuant to the exchange offer in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

•	the holder is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC, Euroclear and Clearstream for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for the transfer. Any participant in Euroclear or Clearstream may make book-entry delivery of old notes by causing Euroclear or Clearstream to transfer the old notes into the exchange agent’s account in accordance with established Euroclear or Clearstream procedures for transfer. The exchange of new notes for tendered old notes will only be made after a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream has received an express acknowledgment from a participant tendering old notes that the participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream participant that the representations contained in the letter of transmittal and described under “—Resale of New Notes” are true and correct.

Guaranteed Delivery Procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their old notes but:

•	their old notes are not immediately available;

•	the holders cannot deliver their old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	the holders cannot complete the procedure under the respective DTC, Euroclear or Clearstream standard operating procedures for electronic tenders before expiration of the exchange offer.

The conditions that must be met to tender old notes through the guaranteed delivery procedures are as follows:

•	the tender must be made through an eligible institution;

•	before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder, the certificate number or numbers of the old notes tendered and the principal amount of old notes tendered;

•	stating that the tender offer is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the old notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer;

•	upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at the address set forth below under “—Exchange Agent,” or

•	for DTC, Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes to be withdrawn;

•	include a statement that the person is withdrawing his election to have such old notes exchanged;

•	be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the old notes are to be re-registered, if different from that of the withdrawing holder.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn old notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form and eligibility, including time of receipt, for the withdrawal notices, and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following the procedures described under “—Procedures for Tendering” at any time prior to the expiration date.

Fees and Expenses

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered; or

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer;

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failures to Properly Tender Old Notes in the Exchange

We will issue the new notes in exchange for old notes under the exchange offer only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	holders may resell old notes only if we register the old notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act; and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under “Certain Definitions” on page 96. In this description, the references to “Company” are only to Sheffield Steel Corporation and not to any of its Subsidiaries.

The Company issued the old notes, and will issue the new notes, under an indenture between it, the Guarantors and U.S. Bank National Association, as trustee and collateral agent, in a transaction that was not subject to the registration requirements of the Securities Act. In October 2004, the Company and the trustee and collateral agent, with noteholder consent, entered into a first supplemental indenture to amend the type of events that constitute a change of control under the indenture. Unless specifically stated to the contrary, references to the indenture are to the indenture as so amended. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The new notes and the old notes will be identical in all material respects, except that the new notes will be registered under the Securities Act and be free of any obligation regarding registration and will not be entitled to any additional interest. Accordingly, unless specifically stated to the contrary, the following description applies equally to the old notes and the new notes.

The following description is a summary of the material provisions of the indenture and the registration rights agreement relating to the notes. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement relating to the notes because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth under “Where You Can Find More Information.”

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are senior secured obligations of the Company;

•	rank equally in right of payment with all other senior obligations of the Company and senior in right of payment to all Indebtedness that by its terms is subordinated to the notes;

•	are secured by security interests in substantially all of the assets of the Company, subject to Permitted Liens; and

•	are unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the Company’s existing and future Domestic Restricted Subsidiaries, as set forth under “Brief Description of the Notes and the Guarantees—The Guarantees” below.

The Guarantees

The notes are guaranteed by all of our existing and future direct and indirect Domestic Restricted Subsidiaries. Each Guarantee of a Guarantor:

•	is a senior secured obligation of such Guarantor;

•	ranks equally in right of payment with all other senior obligations of such Guarantor and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

•	is secured by security interests in substantially all of the assets of such Guarantor, subject to Permitted Liens.

As of October 31, 2004, there was approximately $3.1 million of outstanding debt ranking equally with the notes or the Guarantees, as the case may be.

Pursuant to the terms of the Intercreditor Agreement, the security interest in the assets of the Company and the Guarantors that constitute Shared Collateral and secure the notes and the Guarantees is subordinated to a Lien securing the Credit Agreement, the Railway Term Loan and guarantees in respect thereof.

Principal, Maturity and Interest

The Company issued the notes in fully registered form in denominations of $1,000 and integral multiples thereof. The notes are unlimited in aggregate principal amount, of which $80.0 million in aggregate principal amount will be issued in the Offering. The Company may issue additional notes from time to time, subject to the limitations set forth under “—Certain Covenants — Limitation on Incurrence of Additional Indebtedness.” The notes and any additional notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, for all purposes of the indenture and this “Description of the Notes,” references to the notes include any additional notes actually issued. Any notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the indenture. Any additional notes issued after this Offering will be secured, equally and ratably with the notes. As a result, the issuance of additional notes will have the effect of diluting the security interest of the Collateral for the then outstanding notes. Because, however, any additional notes may not be fungible with the notes for federal income tax purposes, they may have a different CUSIP number or numbers, be represented by a different global note or notes and otherwise be treated as a separate class or classes of notes for other purposes.

The notes will mature on August 15, 2011.

Interest on the notes accrues at the rate of 11 3/8% per annum and is due and payable semiannually in cash on each February 15 and August 15, commencing on February 15, 2005, to the Persons who are registered holders at the close of business on each February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Additional interest may accrue on the notes in certain circumstances pursuant to the Registration Rights Agreement.

Collateral

Pursuant to the terms of the Collateral Agreements, the notes and the Guarantees are secured by substantially all of the assets of the Company and the Guarantors, including a pledge of the Capital Stock of each Subsidiary owned directly by the Company and the Guarantors; provided, however, that no such pledge includes more than 65% of the Voting Stock of each Foreign Subsidiary directly owned by the Company or any Guarantor.

The Shared Collateral that secures the notes and the Guarantees also serves as collateral to secure the obligations under the Credit Agreement, the Railway Term Loan and guaranties in respect thereof. The Company, the Guarantors and the Collateral Agent, on behalf of itself, the Trustee and the Holders, the Administrative Agent, on behalf of the Lenders, and the Railway Term Loan Lender or its agent have entered into the Intercreditor Agreement. The Intercreditor Agreement provides, among other things, that (1) Liens on the Shared Collateral securing the notes and the Guarantees are junior to the Liens in favor of the Administrative Agent and the Railway Term Loan Lender or its agent, and consequently, the Lenders and the Railway Term Loan Lender are entitled to receive proceeds from the foreclosure of any Shared Collateral prior to the Holders, (2) during any insolvency proceedings, the Administrative Agent, the Railway Term Loan Lender or its agent and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral, (3) the Administrative Agent and the Railway Term Loan Lender or its agent will, following the occurrence and during the continuance of an Event of Default or an event of default under the

Credit Agreement or the Railway Term Loan Agreement, have the sole and exclusive right to make all decisions with respect to the foreclosure of any Shared Collateral, including the timing and method of any disposition thereof (provided, however, that such exclusive right shall terminate with respect to any Shared Collateral of the Railway Subsidiary to the extent that the Administrative Agent and the Railway Term Loan Lender or its agent are not diligently pursuing foreclosure efforts with respect to any such Shared Collateral on the 90th day following their receipt of notice of an Event of Default under the indenture) and (4) the Collateral Agent will not have the right to foreclose upon any Priority Collateral for a period of 90 days following notice to the Administrative Agent of the occurrence of an Event of Default under the indenture. Additionally, the Intercreditor Agreement sets forth the procedure for enforcing the Liens on the Collateral, including (a) the distribution of sale, insurance or other proceeds of the Collateral and (b) permitting the Administrative Agent to enter into and use the Priority Collateral for a period of 90 days following notice to the Administrative Agent of the occurrence of an Event of Default under the indenture in order to finish or foreclose upon the Shared Collateral that secures the Credit Agreement. The Intercreditor Agreement also provides that the Collateral Agent, the Administrative Agent and the Railway Term Loan Lender or its agent will provide notices to each other with respect to the occurrence of events of default and the acceleration of the notes, the Indebtedness outstanding under the Credit Agreement or the Railway Term Loan Agreement, as the case may be. Pursuant to the Intercreditor Agreement, the Collateral Agent, on behalf of itself, the Trustee and the Holders will waive any claim against the Administrative Agent and the Lenders and the Railway Term Loan Lender or its agent in connection with any actions they may take under the Credit Agreement or the Railway Term Loan Agreement, as the case may be, or with respect to the Shared Collateral, and agree that the Administrative Agent and the Lenders and the Railway Term Loan Lender or its agent has no duties to them in respect of the maintenance or preservation of the Shared Collateral.

The Intercreditor Agreement also contains provisions giving one or more of the Holders the right, under certain circumstances, to purchase by assignment all (but not less than all) of the obligations outstanding under the Credit Agreement and the Railway Term Loan Agreement at par, including, without limitation, all accrued and unpaid interest and fees (other than any fee payable upon the prepayment of any such obligations or the termination of the Credit Agreement or the Railway Term Loan Agreement), all unreimbursed expenses and any letters of credit outstanding under the Credit Agreement that have not been returned by the beneficiaries thereof to the issuers thereof on or prior to the date of such purchase (provided that the undrawn amount of such unreturned letters of credit shall be cash collateralized in an amount equal to the undrawn amount thereof unless backstopped by one or more letters of credit in an aggregate amount equal to the aggregate undrawn amount thereof from one or more financial institutions acceptable to the issuers of such outstanding letters of credit).

Upon the occurrence of an Event of Default, the proceeds from the sale of Collateral securing the notes and the Guarantees may be insufficient to satisfy the Company’s and the Guarantors’ obligations under the notes and Guarantees, respectively. No appraisals of any of the Collateral have been prepared in connection with the Offering. Additionally, the Administrative Agent and the Railway Term Loan Lender will have control, under certain circumstances, over all decisions with respect to enforcement of the security interests thereunder in respect of the Shared Collateral, including decisions regarding whether and when to foreclose upon all or any part of the Shared Collateral. Moreover, the amount to be received upon such a sale would be dependent upon numerous factors, including the condition, age and useful life of such Collateral at the time of the sale, as well as the timing and manner of the sale. By its nature, all or some of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral, if saleable, can be sold in a short period of time. See “Risk Factors — Risks Relating to the Notes — The lien-ranking provisions set forth in the intercreditor agreement relating to the indenture governing the notes will limit the rights of the collateral agent and the holders of the notes with respect to the collateral” and “—Risks Relating to the Notes — The collateral securing the notes may be insufficient or unavailable in the event of a default.”

Subject to the terms of the Collateral Agreements, the Company and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the notes (other than as set forth in the Collateral Agreements), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

The security interests granted by the Company and the Guarantors that secure the notes and the Guarantees are also junior to Permitted Liens securing $33,000 of other existing Indebtedness. Subject to the restrictions on incurring Indebtedness in the indenture, the Company and its Restricted Subsidiaries also have the right to grant Liens securing Capital Lease Obligations and Purchase Money Obligations constituting Permitted Indebtedness and to acquire any such assets subject to such Liens.

To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. Given the intangible nature of certain of the Collateral, any such sale of such Collateral separately from the assets of the Company as a whole may not be feasible. The ability of the Company or any Guarantor to grant a security interest in certain Collateral may be limited by legal or other logistical considerations. The ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Bankruptcy and Other Limitations.”

The Company is permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of its Restricted Subsidiaries that are Domestic Restricted Subsidiaries; provided, that each such new Domestic Restricted Subsidiary will be required to execute a Guarantee in respect of the Company’s obligations under the notes and the indenture and a supplement to the Security Agreement granting to the Collateral Agent a security interest in all of the assets of such Domestic Restricted Subsidiary on the same basis and subject to the same limitations as described in this section.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the indenture and the Collateral Agreements, each of the Company and the Guarantors is entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, upon notice from the Collateral Agent, (a) all rights of the Company or such Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of the Company or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent and (c) the Collateral Agent may, subject to the Intercreditor Agreement with respect to the Shared Collateral, sell all or any part of the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements. Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the Holders shall be turned over to the Trustee for distribution by the Trustee in accordance with the provisions of the indenture.

The collateral release provisions of the indenture permit the release of Collateral without substitution of collateral having at least equal value under certain circumstances, including asset sales or dispositions made in compliance with the indenture.

The Company will be entitled to releases of assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

(1) to enable the Company to consummate asset sales or dispositions that are not Asset Sales or that are Asset Sales permitted under the covenant described below under “—Certain Covenants — Limitation on Asset Sales”;

(2) if any Subsidiary that is a Guarantor is released from its Guarantee in accordance with the terms of the indenture, that Subsidiary’s assets will also be released;

(3) if the Company exercises its legal defeasance option or covenant defeasance option as described below under “—Legal Defeasance and Covenant Defeasance”; or

(4) upon satisfaction and discharge of the indenture or payment in full in cash of the principal of and premium, if any, accrued and unpaid interest and additional interest, if any, on the notes and all other Obligations that are then due and payable.

Certain Bankruptcy and Other Limitations

The right of the Collateral Agent to repossess and dispose or otherwise exercise remedies in respect of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any of its Domestic Restricted Subsidiaries prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes or the Guarantees could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Moreover, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders.

In addition, because a portion of the Collateral may in the future consist of pledges of a portion of the Capital Stock of certain of our Foreign Subsidiaries, the validity of those pledges under applicable foreign law and the ability of the Holders to realize upon that Collateral under applicable foreign law, to the extent applicable, may be limited by such law, which limitations may or may not affect such Liens.

The Collateral Agent’s ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agent’s Lien on the Collateral.

Guarantees

The full and prompt payment of the Company’s payment obligations under the notes and the indenture is guaranteed, jointly and severally, by all existing and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantor fully and unconditionally guarantees on a senior secured basis (each a “Guarantee” and, collectively, the “Guarantees”), jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company’s Obligations under the indenture and the notes, including the payment of principal of, interest on, premium, if any, on and additional interest, if any, on the notes. The Guarantee of each Guarantor ranks senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor. The obligations of each Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See “— Certain Covenants — Merger, Consolidation and Sale of Assets” and “—Certain Covenants — Limitation on Asset Sales.”

Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

(1) if (a) all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or any of its Domestic Restricted Subsidiaries or (b) such Guarantor ceases to be a Restricted Subsidiary, and we otherwise comply, to the extent applicable, with the covenant described below under “—Certain Covenants — Limitation on Asset Sales”;

(2) if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under “—Certain Covenants — Limitation on Restricted Payments”;

(3) if the Company exercises its legal defeasance option or its covenant defeasance option as described below under “—Legal Defeasance and Covenant Defeasance”; or

(4) upon satisfaction and discharge of the indenture or payment in full in cash of the principal of premium, if any, accrued and unpaid interest and additional interest, if any, on the notes and all other Obligations that are then due and payable.

At the Company’s request and expense, the Trustee will execute and deliver an instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the indenture. See “—Modification of the Indenture.”

As of the date of the indenture, our only existing Subsidiary, the Railway Subsidiary, will be a Domestic Restricted Subsidiary. Under certain circumstances described below under “—Certain Covenants — Limitation on Restricted Payments,” the Company will be permitted to designate certain of its future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the indenture and will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company.

Redemption

Optional Redemption prior to August 15, 2008. At any time on or prior to August 15, 2008, the notes may be redeemed or purchased by the Company in whole or in part, at the Company’s option, at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes being redeemed and (2) the sum of the present values of 105.688% of the aggregate principal amount of such notes and scheduled payments of interest on such notes to and including August 15, 2008, discounted to the date of redemption or purchase on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together with, in each case, accrued and unpaid interest and additional interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such redemption, purchase or notice may, at the Company’s discretion, be subject to satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

Optional Redemption after August 15, 2008. On or after August 15, 2008, the Company may redeem the notes, at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 15, of the year set forth below:

Year	Percentage
2008	105.688%
2009	102.844%
2010 and thereafter	100.000%

In addition, the Company must pay accrued and unpaid interest and additional interest, if any, on the notes redeemed.

Optional Redemption Upon Equity Offerings. At any time, or from time to time, on or prior to August 15, 2007, the Company may, at its option, use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the notes (which includes additional notes, if any) originally issued under the indenture at a redemption price of 111.375% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional interest, thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the original principal amount of notes (which includes additional notes, if any) issued under the indenture remains outstanding immediately after any such redemption; and

(2) the Company makes such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

(2) if the notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee may reasonably determine is fair and appropriate.

If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. No notes of a principal amount of $1,000 or less shall be redeemed in part and notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in the Global note will be made).

The Company will pay the redemption price for any note together with accrued and unpaid interest and additional interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under “—Repurchase upon Change of Control,” “—Excess Cash Flow Offer” and “—Certain Covenants — Limitation on Asset Sales.” The Company may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase upon Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of such Holder’s notes using immediately available funds pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and additional interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Change of Control Offer. Such offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).

Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date. If only a portion of a note is purchased pursuant to a Change of Control Offer, a new note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a global note will be made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing and the terms of the Credit Agreement, the Railway Term Loan Agreement and/or the indenture may restrict the ability of the Company to obtain such financing.

Restrictions in the indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or the Board of Directors of the Company. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

One of the events that constitutes a Change of Control under the indenture is the disposition of “all or substantially all” of the Company’s assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase under such circumstances.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Repurchase upon Change of Control” provisions of the indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Repurchase upon Change of Control” provisions of the indenture by virtue thereof.

Excess Cash Flow Offer

If the Company has Excess Cash Flow for any fiscal year, commencing with the fiscal year ending on April 30, 2005, then the Company shall apply an amount (the “Excess Cash Flow Offer Amount”) equal to 50% of such Excess Cash Flow for such period to make an offer to the Holders to repurchase all or a portion (in integral multiples of $1,000) of their notes with an aggregate repurchase price in cash equal to the Excess Cash Flow Offer Amount pursuant to and subject to the conditions contained in the indenture (an “Excess Cash Flow Offer”).

Within 90 days after the end of any fiscal year (or portion thereof) with respect to which the Company is required to make an Excess Cash Flow Offer pursuant to the immediately preceding paragraph, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Excess Cash Flow Offer. Such offer shall state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Excess Cash Flow Offer Payment Date”).

Holders electing to have a note purchased pursuant to an Excess Cash Flow Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Excess Cash Flow Offer Payment Date. If only a portion of a note is purchased pursuant to an Excess Cash Flow Offer, a new note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a global note will be made). Notes (or portions thereof) purchased pursuant to an Excess Cash Flow Offer will be cancelled and cannot be reissued.

With respect to each Excess Cash Flow Offer, the Company shall be entitled to reduce the applicable Excess Cash Flow Offer Amount with respect thereto by the aggregate repurchase price of any notes theretofore repurchased by the Company in the open market (to the extent such amount has not previously reduced any Excess Cash Flow Offer Amount). If the aggregate repurchase price of notes tendered pursuant to any Excess Cash Flow Offer is less than the applicable Excess Cash Flow Offer Amount, the Company may, subject to the other provisions of the indenture, use any such Excess Cash Flow for any other lawful purpose.

In each Excess Cash Flow Offer, the Company will be required to repurchase notes validly tendered in response to such Excess Cash Flow Offer at a purchase price in cash equal to 100% of their principal amount

(without premium), plus accrued but unpaid interest and additional interest, if any, thereon to the Excess Cash Flow Offer Payment Date, in accordance with the procedures (including proration in the event of oversubscription) set forth in the indenture. The Company will not be required to make an Excess Cash Flow Offer relating to any relevant fiscal year if the Excess Cash Flow for such relevant fiscal year is less than $2.0 million.

If an Excess Cash Flow Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Excess Cash Flow purchase price for all the notes that might be delivered by Holders seeking to accept the Excess Cash Flow Offer.

Notwithstanding the foregoing, the repurchase of notes by the Company pursuant to any Excess Cash Flow Offer shall not be required if it would breach any covenant under the Credit Agreement that prohibits the consummation of the applicable Excess Cash Flow Offer and shall be limited to amounts as provided under the Credit Agreement.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Excess Cash Flow Offer” provisions of the indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Excess Cash Flow Offer” provisions of the indenture by virtue thereof.

Certain Covenants

The indenture contains among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company will be, after giving effect to the incurrence thereof, greater than (i) 2.0 to 1.0 prior to August 15, 2005; (ii) 2.10 to 1.0 on or after August 15, 2005 and prior to August 15, 2006 and (iii) 2.25 to 1.0 on or after August 15, 2006.

(b) The Company will not, and will not permit any of its Domestic Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or such Domestic Restricted Subsidiary unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Obligations of the Company or such Domestic Restricted Subsidiary under (a) in the case of the Company, the notes and the indenture or (b) in the case of such Domestic Restricted Subsidiary, its Guarantee and the indenture, in each case, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or such Domestic Restricted Subsidiary.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends and distributions payable to the Company or another Restricted Subsidiary of the Company) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries (other than any such Capital Stock held by the Company or any Restricted Subsidiary);

(3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the notes or a Guarantee; or

(4) make any Investment (other than Permitted Investments);

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i) a Default or an Event of Default shall have occurred and be continuing;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Certain Covenants —Limitation on Incurrence of Additional Indebtedness”;

(iii) with respect to any Restricted Payment described in clause (1) above, the Fixed Charge Coverage Ratio of the Company shall be less than 2.50 to 1.0; or

(iv) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property at the time of the making thereof) shall exceed the sum of:

(A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a loss, minus 100% of such loss) of the Company earned during the period beginning on May 1, 2005 and ending on the last day of the Company’s most recent fiscal quarter ending prior to the date the Restricted Payment occurs for which financial statements are available (the “Reference Date”) (treating such period as a single accounting period); plus

(B) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (excluding any net proceeds from an Equity Offering to the extent used to redeem notes pursuant to the provisions described under “—Redemption — Optional Redemption Upon Equity Offerings”); plus

(C) 100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date; plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any of its Restricted Subsidiaries, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any of its Restricted Subsidiaries in such Person or Unrestricted Subsidiary; plus

(E) 100% of the aggregate net cash proceeds received from the exercise by any holder of a convertible note of the Company that has been converted into Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date.

In the case of clause (iv)(B) or (E) above, any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, shall be excluded until and to the extent such borrowing is repaid.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

(2) the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(3) the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) within 60 days after such sale of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

(4) an Investment either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(5) if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the repurchase or other acquisition of shares of Capital Stock of the Company from employees, former employees, directors or former directors of the Company (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed $500,000; (provided further, that any such amount not used in any such calendar year may be carried forward to the next two succeeding calendar years until used); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed the net cash proceeds of key man life insurance policies received by the Company after the Issue Date;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights;

(7) payments or distributions to dissenting stockholders of Capital Stock of the Company pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

(8) the application of the proceeds from the issuance of the notes on the Issue Date as described under the “Use of Proceeds” section of this prospectus; and

(9) if no Default shall have occurred and be continuing or would exist after giving effect thereto, other Restricted Payments not to exceed $500,000 in the aggregate since the Issue Date.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iv) of the first paragraph of this “—Certain Covenants — Limitation on Restricted Payments” amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a), (4)(ii) and (9) shall be included in such calculation.

Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment complies with the indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company’s latest available internal quarterly financial statements.

Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed;

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; and

(3) the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a) to repay (i) Permitted Indebtedness of the Company or any Restricted Subsidiary of the type described in (A) clause (3) of the definition thereof that is secured by Permitted Liens of the type described in clause (14) of the definition thereof, (B) clause (10) of the definition thereof that is secured by Permitted Liens of the type described in clauses (6) or (7) of the definition thereof, or (C) clause (11) of the definition thereof that is secured by Permitted Liens of the type described in clause (17) of the definition thereof or (ii) Indebtedness of the type described in clause (13) of the definition of the term Permitted Liens that is secured by Permitted Liens of the type described in clause (13) of the definition thereof, in each case, to the extent such Indebtedness is not by its terms subordinated to the notes or the Guarantees and such Permitted Liens are not subordinated to Permitted Liens of the type describe in clause (15) of the definition thereof;

(b) to the extent that the assets and property sold pursuant to such Asset Sale constitute Shared Collateral of (i) the Company or any Guarantor (other than the Railway Subsidiary), to repay Indebtedness under the Credit Agreement or (ii) the Railway Subsidiary, to repay (A) Indebtedness under the Credit Agreement (and permanently reduce the commitments thereunder) or (B) the Railway Term Loan;

(c) to make (or enter into a definitive agreement committing to do so within 180 days after the date that is 360 days following the date of receipt of such Net Cash Proceeds) an investment in property, plant, equipment or other non-current assets that replace the properties and assets that were the subject of such Asset Sale or that will be used or useful in a Permitted Business (including expenditures for maintenance, repair or improvement of existing properties and assets) or the acquisition of all of the Capital Stock of a Person engaged in a Permitted Business; or

(d) a combination of repayment and investment permitted by the foregoing clauses (3)(a), (3)(b) and (3)(c).

Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or invest such Net Cash Proceeds in Cash Equivalents. On the 361st day after its receipt of Net Cash Proceeds relating to an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply such Net Cash Proceeds as set forth in clauses (3)(a), 3(b), 3(c) or 3(d) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”) (but subject to clause (y) of the proviso in this sentence), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b), (3)(c) and 3(d) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and all holders of other Applicable Indebtedness (other than Indebtedness of the type described in clause (3)(a) or (3)(b) of the immediately preceding paragraph) containing provisions similar to those set forth in this “Limitation on Asset Sales” on a pro rata basis, the maximum principal amount of notes and such other Applicable Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and additional interest thereon, if any, to the date of purchase; provided, however, that if (x) at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder on the date of such conversion or disposition, as the case may be, and the Net Cash Proceeds thereof shall be applied in accordance with this covenant and (y) any Net Cash Proceeds are not applied by the date provided in any definitive agreement described under clause (3)(c) of the immediately preceding paragraph (as such date may be extended in accordance with the terms of such definitive agreement, but in any event, to a date no later than 180 days following such 361st date), such date (as extended, if applicable) and the aggregate amount of such Net Cash Proceeds shall immediately be deemed to be a “Net Proceeds Trigger Date” and “Net Proceeds Offer Amount,” respectively, and such aggregate amount shall be subject to a Net Proceeds Offer and such Net Cash Proceeds shall be applied in accordance with this paragraph.

The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph). Upon the completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero, and for the avoidance of doubt, if the aggregate principal amount of notes properly tendered in connection with such Net Proceeds Offer was less than the Net Proceeds Offer Amount, any Net Cash Proceeds relating to, and remaining following the completion of, such Net Proceeds Offer shall no longer constitute Net Cash Proceeds for purposes of this covenant.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor entity shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each notice of a Net Proceeds Offer shall be mailed first class, postage prepaid, to the record Holders as shown on the register of Holders within 20 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender notes in an amount exceeding the Net Proceeds Offer Amount, notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the indenture by virtue of such compliance.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company;

except for such encumbrances or restrictions existing under or by reason of:

(a) applicable law, rule or regulation;

(b) the indenture and the Collateral Agreements;

(c) customary non-assignment provisions of any lease or license of any Restricted Subsidiary of the Company to the extent such provisions restrict the transfer of the lease or license or the property leased or licensed, as the case may be, thereunder;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) the Credit Agreement and the Railway Term Loan Agreement (and all replacements or substitutions thereof on terms no more adverse to the Holders and no less favorable or more onerous to the Company and its Restricted Subsidiaries);

(f) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; or

(g) restrictions on the transfer of assets subject to any Lien permitted under the indenture;

(h) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the indenture to any Person pending the closing of such sale;

(i) provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(j) restrictions contained in the terms of the Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

(k) restrictions in other Indebtedness incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness”; provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (b), (e) and (f) above;

(l) restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business;

(m) restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operation of covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the indenture; or

(n) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e) or (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e) or (f).

Limitation on Issuances and Sales of Capital Stock of Subsidiaries. The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein (other than as required by applicable law or any Permitted Lien); provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under “—Certain Covenants—Limitations on Restricted Payments” if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of “—Certain Covenants—Limitations on Asset Sales.”

Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, (i) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and additional interest, if any, on all of the notes and the performance of every covenant of the notes, the indenture and the Registration Rights

Agreement on the part of the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance reasonably satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Collateral Agreements, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

(3) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) the Company or the Surviving Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not surviving or the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture and the notes with the same effect as if such surviving entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Company shall be released from their obligations under the indenture and the Guarantees.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the indenture in connection with any transaction complying with the provisions of this covenant and the “—Certain Covenants—Limitation on Asset Sales” covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes (a) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the indenture and the Registration

Rights Agreement and (b) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Collateral Agreements and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity; and

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor (other than the Railway Subsidiary) or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia need only comply with:

(a) in the case of a merger or consolidation described in clause (ii), clause (4) of the first paragraph of this covenant; and

(b) (x) clause (1)(b)(y) of the first paragraph of this covenant and (y) clause (2) of the immediately preceding paragraph.

Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates, other than

(x) Affiliate transactions permitted under paragraph (b) below; and

(y) Affiliate transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

With respect to all Affiliate transactions (other than those described in clause (b) below), the Company shall deliver an Officers’ Certificate to the Trustee certifying that such transactions are in compliance with clause (a)(y) of the preceding paragraph. All Affiliate transactions (and each series of related Affiliate transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $2.5 million shall be approved by a majority of the members of the Board of Directors of the Company (including a majority of the disinterested members thereof), as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate transaction (or a series of related Affiliate transactions related to a common plan) that involves an aggregate Fair Market Value of more than $5.0 million, the Company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries provided that such transactions are not otherwise prohibited by the indenture;

(3) any agreement as in effect as of the Issue Date or any transaction contemplated thereby and any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4) Permitted Investments of the type described under clause (8), (9) and (11) of the definition thereof and Restricted Payments permitted by the indenture;

(5) any merger or other transaction with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or creating a holding company of the Company; and

(6) any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date (other than an Unrestricted Subsidiary), then the Company shall cause such Domestic Restricted Subsidiary to:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company’s obligations under the notes and the indenture on the terms set forth in the indenture;

(2) (a) execute and deliver to the Collateral Agent such amendments to the Collateral Agreements as the Collateral Agent deems necessary or advisable in order to grant to the Collateral Agent, for the benefit of the Holders and the Lenders, a perfected security interest in the Capital Stock of such new Domestic Restricted Subsidiary and any debt securities of such new Domestic Restricted Subsidiary, subject to the Permitted Liens, which are owned by the Company or such new Domestic Restricted Subsidiary and required to be pledged pursuant to the Security Agreement, (b) deliver to the Collateral Agent any certificates representing such Capital Stock and debt securities, together with (i) in the case of such Capital Stock, undated stock powers or instruments of transfer, as applicable, endorsed in blank, and (ii) in the case of such debt securities, endorsed in blank, in each case executed and delivered by an Officer of the Company or such Subsidiary, as the case may be;

(3) take such actions necessary or as the Collateral Agent reasonably determines to be advisable to grant to the Collateral Agent for the benefit of the Holders a perfected security interest in the assets of such new Domestic Restricted Subsidiary, subject to the Permitted Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the Collateral Agent;

(4) take such further action and execute and deliver such other documents specified in the indenture or otherwise reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing; and

(5) deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary as provided for in the indenture.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the indenture.

Impairment of Security Interest. Subject to the Intercreditor Agreement, neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral. Neither the Company nor any of its Domestic Restricted Subsidiaries shall grant to any Person (other than the Collateral Agent), or permit any Person (other than the Collateral Agent), to retain any interest whatsoever in the Collateral other than

Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture, the notes, the Intercreditor Agreement and the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

Real Estate Mortgages and Filings. With respect to any fee interest in any real property (a) owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or (b) acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date, with (i) a purchase price or (ii) as of the Issue Date, with a Fair Market Value, of greater than $500,000, on the Issue Date in the case of clause (a) and within 90 days of the acquisition thereof in the case of clause (b):

(1) the Company shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2) the Company shall deliver to the Collateral Agent mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Holders in an amount equal to 100% of the Fair Market Value of the premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available, a revolving credit endorsement and such other endorsements as the Collateral Agent shall reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon; and

(3) the Company shall deliver to the Collateral Agent, with respect to each of the covered premises, the most recent survey of such premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company and the Guarantors stating that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Company or Guarantor, as applicable, of such premises for the Company or such Guarantor’s business as so conducted, or intended to be conducted, at such premises.

Landlord, Bailee and Consignee Waivers. Each of the Company and each of its Domestic Restricted Subsidiaries that is a lessee of, or becomes a lessee of, real property on or in which it will maintain, store, hold or locate all or any of its assets having an aggregate fair market value of at least $50,000, is, and will be, required to use commercially reasonable efforts (which shall not require the expenditure of cash under any relevant lease that was in effect on the Issue Date or if such Domestic Restricted Subsidiary was not a Domestic Restricted Subsidiary of the Company on the Issue Date, the date such Domestic Restricted Subsidiary became a Domestic Restricted Subsidiary of the Company) to deliver to the Collateral Agent a landlord waiver, substantially in the form of the exhibit form thereof to be attached to the indenture, executed by the lessor of such real property; provided that in the case where such lease is a lease in existence on the Issue Date or the lessee thereof that is a Domestic Restricted Subsidiary of the Company was not a Domestic Restricted Subsidiary of the Company on the Issue Date, the Company or such Domestic Restricted Subsidiary that is the lessee thereunder shall have 90 days from the Issue Date or the date such Domestic Restricted Subsidiary becomes a Domestic Restricted

Subsidiary, as the case may be, to satisfy such requirement. Each of the Company and each of its Domestic Restricted Subsidiaries that provides any of its assets having an aggregate fair market value of at least $50,000 to a bailee or consignee agrees to be bound by the terms of the immediately preceding sentence, mutatis mutandis; provided, that (i) the terms “landlord,” “lessee” and “lease” shall be replaced, respectively, with the terms “bailee” or “consignee,” as applicable, “bailor” or “consignor,” as applicable, and the “applicable agreement” and (ii) the condition that the lessee maintain, store, hold or locate all or any of its assets having an aggregate fair market value of at least $50,000 shall instead be replaced with the condition that the fair market value of the assets subject to the applicable bailment or consignment have a fair market value of at least $50,000. In addition, each of the Company and each such Domestic Restricted Subsidiary shall, to the extent it delivers a landlord, bailee or consignee waiver to the Administrative Agent for the benefit of the Lenders under the Credit Agreement or the Railway Term Loan Lender or its agent for its benefit and has not already delivered such a waiver under this covenant, concurrently with such delivery, deliver a comparable waiver from the applicable landlord, bailee or consignee to the Collateral Agent.

Conduct of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses other than Permitted Businesses.

Reports to Holders. Whether or not required by the SEC, so long as any notes are outstanding, the Company must furnish to the Trustee and the Holders, within the time periods specified in the SEC’s rules and regulations including any extension periods available under such rules and regulations and excluding any requirement and time periods applicable to “accelerated filers” (as defined in Rule 12b-2 under the Exchange Act) under such rules and regulations, and make available to securities analysts and potential investors upon request and post on its website:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the registration statement contemplated by the Registration Rights Agreement by filing with the SEC such registration statement within the time period required for such filing as specified in the Registration Rights Agreement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Holders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing). In addition, the Company has agreed that, prior to the consummation of the Exchange Offer, for so long as any notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes, any Collateral Agreement or the Intercreditor Agreement unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following events are defined in the indenture as “Events of Default”:

(1) the failure to pay interest or additional interest, if any, on any notes or any other amount (other than principal for the notes) when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal of or premium, if any, on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer, an Excess Cash Flow Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the indenture (other than the payment of the principal of, or premium, if any, or interest or additional interest, if any, on any note) or any Collateral Agreement which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such outstanding Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries (other than any judgment as to which a reputable and solvent third party insurer has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

(7) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement;

(8) the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

(9) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and premium, if any, accrued interest and additional interest, if any, on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and additional interest, if any, on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or additional interest, if any, that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and additional interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or additional interest, if any, on any notes.

Holders may not enforce the indenture or the notes except as provided in the indenture and under the TIA. Subject to the provisions of the indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to the provisions of the indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

No past, present or future director, officer, employee, incorporator, or stockholder of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the notes, the Guarantees or the indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Under the indenture, the Company is required to provide an Officers’ Certificate to the Trustee promptly upon any Officer obtaining knowledge of any Default or Event of Default (provided that such Officers’ Certificate shall be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and additional interest, if any, on the notes when such payments are due;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and additional interest, if any, on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law;

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with “—Certain Covenants — Limitations on Incurrence of Additional Indebtedness” as a result of the borrowing of funds required to effect such deposit) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under the indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

Satisfaction and Discharge

The indenture (and all Liens on Collateral in connection with the issuance of the notes) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all outstanding notes when:

(1) either:

(a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and additional interest, if any, on the notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the indenture and the Collateral Agreements by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification of the Indenture

From time to time, the Company, the Guarantors, the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, without the consent of the Holders, may amend, modify or supplement the indenture, the notes, the Guarantees and the Collateral Agreements:

(1) to cure any ambiguity, defect or inconsistency contained therein;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders in accordance with the covenant described under “—Certain Covenants — Merger, Consolidation and Sale of Assets”;

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the indenture, the notes, the Guarantees or the Collateral Agreements;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

(6) to allow any Subsidiary or any other Person to guarantee the notes;

(7) to release a Guarantor as permitted by the indenture and the relevant Guarantee; or

(8) if necessary, in connection with any addition or release of Collateral permitted under the terms of the indenture or Collateral Agreements;

so long as such amendment, modification or supplement does not, in the opinion of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, each of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other amendments of, modifications to and supplements to the indenture, the notes, the Guarantees and the Collateral Agreements may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of notes whose Holders must consent to an amendment, supplement or waiver of any provision of the indenture or the notes;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or additional interest on any notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

(4) make any notes payable in money other than that stated in the notes;

(5) make any change in provisions of the indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and additional interest, if any, on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control, make and consummate an Excess Cash Flow Offer with respect to any fiscal year of the Company (or portion thereof) following the ending thereof, or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, modify any of the provisions or definitions with respect thereto;

(7) subordinate the notes in right of payment to any other Indebtedness of the Company or any Guarantor;

(8) release any Guarantor from any of its obligations under its Guarantee or the indenture otherwise than in accordance with the terms of the indenture; or

(9) release all or substantially all of the Collateral otherwise than in accordance with the terms of the indenture and the Collateral Agreements.

Governing Law

The indenture provides that it, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or any of its Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation.

“Administrative Agent” has the meaning set forth in the definition of the term “Credit Agreement.”

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. The terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Applicable Indebtedness” means:

(1) in respect of any asset that is the subject of an Asset Sale at a time when such asset constitutes Collateral, Indebtedness that is pari passu with the notes and secured at such time by such asset; or

(2) in respect of any other asset, Indebtedness that is pari passu with the notes.

“Asset Acquisition” means:

(1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company; or

(2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the indenture) for value by (x) the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor (other than the Railway Subsidiary) or (y) a Foreign Restricted Subsidiary to any Person other than the Company or a Wholly-Owned Subsidiary of the Company of:

(1) any Capital Stock of any Restricted Subsidiary of the Company; or

(2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business;

provided, however, that Asset Sales shall not include:

(a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1,000,000;

(b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “—Certain Covenants — Merger, Consolidation and Sale of Assets”;

(c) any Restricted Payment permitted under “—Certain Covenants — Limitation on Restricted Payments,” including a Permitted Investment;

(d) the sale of Cash Equivalents;

(e) the sale or other disposition of used, worn out, obsolete or surplus equipment; and

(f) transactions involving the exchange of assets of the Company or any of its Restricted Subsidiaries for like assets of equal or greater value.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have meanings correlative to the foregoing.

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

(2) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation, winding up or dissolution of the Company;

(3) any Person or Group (other than one or more Permitted Holders) is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the Company; or

(4) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

Notwithstanding anything to the contrary in the immediately preceding sentence, none of the events described in clauses (1) through (5) thereof shall be deemed to constitute a “Change of Control” if immediately after giving effect to such event and all other transactions related thereto occurring on the date thereof (including the receipt, if any, of capital contributions, the making of any dividend or distribution and the repayment or incurrence, if any, of any Indebtedness), (x) the Consolidated Leverage Ratio of the Company is less than 3.0 to 1.0 on a pro forma basis after giving effect to such event and such transactions and (y) no Default or Event of Default shall have occurred and be continuing.

“Change of Control Offer” has the meaning set forth above under “—Repurchase Upon Change of Control” on page 77.

“Change of Control Payment Date” has the meaning set forth above under “—Repurchase Upon Change of Control” on page 77.

“Collateral” shall mean collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations is granted or purported to be granted under any Collateral Agreement.

“Collateral Agent” means the collateral agent and any successor under the indenture.

“Collateral Agreements” means, collectively, the Security Agreement and each Mortgage, in each case, as the same may be in force from time to time.

“Commodity Agreement” means any hedging agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in commodity prices.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b) Consolidated Interest Expense, and interest attributable to write-offs of deferred financing costs; and

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period;

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full fiscal quarters (the “Four Quarter Period”) most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of “Consolidated Net Income.” If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at the average rate per annum on such Indebtedness during the period of four fiscal quarters (or if less, such period of time that it was outstanding and) ending on or most recently ended prior to the Transaction Date; provided that interest on any Indebtedness actually incurred on the Transaction Date or not outstanding on the last date of such four fiscal quarter period, shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs); plus

(2) the product of (x) the amount of all dividend payments on any Disqualified Capital Stock of such Person and any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees).

“Consolidated Leverage Ratio” means, with respect to any Person, as of any date (the “Transaction Date”), the ratio of (i) the excess of (A) Consolidated Total Debt of such Person and its Restricted Subsidiaries as of the Transaction Date over (B) Unrestricted Cash of such Person and its Restricted Subsidiaries as of the Transaction Date to (ii) Consolidated EBITDA of such Person and its Restricted Subsidiaries for the four consecutive full fiscal quarters of such Person (the “Four Quarter Period”) most recently ending on or prior to the Transaction Date for which financial statements are available.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1) after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary gains (other than such items arising from lawsuits) or losses;

(3) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4) the net income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a wholly-owned Restricted Subsidiary of the referent Person by such Person;

(5) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(7) all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

(8) the cumulative effect of a change in accounting principles;

(9) interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”;

(10) non-cash charges resulting from the impairment of intangible assets; and

(11) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of the Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Total Debt” means, with respect to any Person, as of any date, the consolidated Indebtedness of such Person and its Restricted Subsidiaries of the nature referred to in clauses (1), (2), (3), (4), (5) (other than undrawn amounts of any letters of credit) and (9) of the definition of the term “Indebtedness.”

“Covenant Defeasance” has the meaning set forth above under “—Legal Defeasance and Covenant Defeasance” on page 93.

“Credit Agreement” means the Amended and Restated Financing Agreement dated as of the Issue Date, between the Company and the lenders party thereto (together with their successors and assigns, the “Lenders”) and The CIT Group/Business Credit, Inc., as administrative agent (in such capacity, together with its successors and assigns, the “Administrative Agent”), setting forth the terms and conditions of the senior credit facility, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (2), (8), (13) or (16) of the definition of the term “Permitted Indebtedness”) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

“Domestic Restricted Subsidiary” means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

“Domestic Subsidiary” means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

“Equity Offering” means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8) or any private placement of Common Stock of the Company or any holding company of the Company to any Person other than issuances upon exercise of options by employees of any holding company, the Company or any of the Restricted Subsidiaries.

“Excess Cash Flow” means, for any period, the excess of (i) Consolidated EBITDA for such period over (ii) the sum of (A) the aggregate amount of capital expenditures made in cash by the Company and its Restricted Subsidiaries during such period (other than any such capital expenditures made with insurance or condemnation proceeds), (B) the aggregate principal amount of senior secured Indebtedness of the Company and its Restricted Subsidiaries permanently repaid or prepaid during such period by the Company and its Restricted Subsidiaries to any Person (other than the Company or any Restricted Subsidiary), (C) the cash portion of Consolidated Interest Expense paid by the Company and its Restricted Subsidiaries during such period and (D) the aggregate amount (without duplication) of all income and franchise taxes paid in cash by the Company and its Restricted Subsidiaries.

“Excess Cash Flow Offer Amount” has the meaning set forth above under “—Excess Cash Flow Offer” on page 78.

“Excess Cash Flow Offer Payment Date” has the meaning set forth above under “—Excess Cash Flow Offer” on page 78.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Exchange Offer” means an exchange offer that may be made by the Company, pursuant to the Registration Rights Agreement, to exchange for any and all the notes a like aggregate principal amount of notes having substantially identical terms to the notes registered under the Securities Act.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee, provided that with respect to any price less than $2,500,000 only the good faith determination by the Company’s senior management shall be required.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“GAAP” means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” has the meaning set forth above under “—Guarantees” on page 74.

“Guarantor” means (1) each of the Company’s Domestic Restricted Subsidiaries existing on the Issue Date and (2) each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the indenture.

“Holder” means the Person in whose name a note is registered on the registrar’s books.

“Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs consistent with the Company’s past practice);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, whether or not then due;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

(8) all Interest Swap Obligations and all Obligations under Currency Agreements and Commodity Agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a nationally-recognized accounting, appraisal or investment banking firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Intercreditor Agreement” means the Intercreditor Collateral Subordination Agreement, dated as of the Issue Date, among the Administrative Agent, the Railway Term Loan Lender or its agent, the Collateral Agent, the Company, the Railway Subsidiary and the Guarantors thereafter party thereto, as the same may be amended, supplemented or modified from time to time.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and “—Certain Covenants — Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date of original issuance of the notes.

“Legal Defeasance” has the meaning set forth above under “—Legal Defeasance and Covenant Defeasance” on page 93.

“Lenders” has the meaning set forth in the definition of the term “Credit Agreement.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

“Net Proceeds Offer” has the meaning set forth above under “—Certain Covenants — Limitations on Asset Sales” on page 82.

“Net Proceeds Offer Amount” has the meaning set forth above under “—Certain Covenants — Limitations on Asset Sales” on page 82.

“Net Proceeds Offer Trigger Date” has the meaning set forth above under “—Certain Covenants — Limitations on Asset Sales” on page 82.

“Obligations” means all obligations for principal, premium, interest, additional interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering” means the offering of the notes hereunder.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal financial officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

“Permitted Business” means any business that is the same as or similar, reasonably related, complementary or incidental to the business in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Holders” means Bennett Management Corporation, Lampe, Conway & Co. LLC, Mellon HBV Alternative Strategies LLC, Prudential Investment Management, Inc. and Chilmark Fund II, L.P.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the notes issued in the Offering or in the Exchange Offer in an aggregate outstanding principal amount not to exceed $80.0 million and the related Guarantees;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $15.0 million (as such amount may be reduced from time to time as a result of permanent reductions of the revolving commitments thereunder as provided in clause (3)(b)(ii)(A) of the first paragraph of “—Certain Covenants — Limitation on Asset Sales”) and Indebtedness consisting of Protective Advances made thereunder in an aggregate principal amount not exceeding $1.0 million;

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Currency Agreements and Commodity Agreements, in each case arising in the ordinary course of business of the Borrower and its Restricted Subsidiaries; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) Intercompany Indebtedness of the Company or a Guarantor (other than the Railway Subsidiary except with respect to any Indebtedness arising by reason of rights of contribution or subrogation) for so long as such Indebtedness is held by the Company or a Guarantor; provided that if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien (other than Permitted Liens of the type described in clause (15) or (16) of the definition thereof) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

(8) Indebtedness of the Company or any of its Restricted Subsidiaries represented by or arising as a result of draws upon letters of credit that are issued for the account of the Company or such Restricted Subsidiary, as the case may be, in support of or provide security for (a) trade obligations or (b) any other liabilities (including workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements) in each case, to the extent incurred in the ordinary course of business by the Company or any of its Restricted Subsidiaries; provided, however, that the aggregate outstanding undrawn and unreimbursed amounts in respect of (i) such letters of credit relating to trade obligations or (ii) such letters of credit relating to such other liabilities do not, in either case, at any time exceed $3.0 million (which letters of credit may, but need not be, issued under the Credit Agreement);

(9) obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing)) not to exceed $5.0 million at any time outstanding;

(11) Refinancing Indebtedness;

(12) Indebtedness represented by guarantees by the Company or a Restricted Subsidiary of Indebtedness incurred by the Company or a Restricted Subsidiary so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the indenture;

(13) Indebtedness consisting of the term loan (the “Railway Term Loan”) originally funded on the Issue Date in an aggregate principal amount not exceeding $3.0 million to, among other things, refinance certain Indebtedness of the Railway Subsidiary outstanding on such date (which amount may, but need not be, incurred in whole or in part under the Credit Agreement) and all guaranties in respect thereof;

(14) Indebtedness arising from agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary in connection with such disposition;

(15) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the notes in full or deposited to defease or discharge the notes, in each case, in accordance with the indenture; and

(16) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not be, incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with “—Certain Covenants — Limitation on Incurrence of Additional Indebtedness,” (a) the outstanding principal amount of any item of Indebtedness shall be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (16) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of “—Certain Covenants — Limitations on Incurrence of Additional Indebtedness.”

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor (other than the Railway Subsidiary) or that will merge or consolidate with or into the Company or a Guarantor (other than the Railway Subsidiary), or that transfers or conveys all or substantially all of its assets to the Company or a Guarantor (other than the Railway Subsidiary);

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s Obligations under the notes and the indenture;

(3) Investments in cash and Cash Equivalents;

(4) Currency Agreements, Commodity Agreements and Interest Swap Obligations, in each case, entered into (a) in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses, (b) not for speculative purposes and (c) otherwise in compliance with the indenture;

(5) Investments in the notes;

(6) Investments in (a) securities of trade creditors or customers received (i) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers or (ii) in good faith settlement of delinquent obligations owed by such trade creditors or customers and (b) accounts receivable previously sold by the Company or any of its Restricted Subsidiaries in connection with factoring arrangements to the extent the account debtor thereof has (or will) not make payments thereon for a bona fide reason (other than its financial inability to do so);

(7) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with “—Certain Covenants — Limitation on Asset Sales”;

(8) Investments in existence on the Issue Date;

(9) loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding;

(10) advances to suppliers and customers in the ordinary course of business;

(11) prepaid expenses of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any time outstanding;

(12) vendor, workman’s compensation and customary lease deposits made in the ordinary course of business consistent with past practices; and

(13) additional Investments in an aggregate amount not to exceed $3.0 million at any time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) any judgment Lien not giving rise to an Event of Default;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6) any right, interest or title of a lessor under any (i) operating lease or (ii) Capitalized Lease Obligation permitted pursuant to clause (10) of the definition of “Permitted Indebtedness”; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(7) Liens securing Purchase Money Indebtedness permitted pursuant to clause (10) of the definition of “Permitted Indebtedness”; provided, however, that (a) the Indebtedness shall not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and shall not be secured by a Lien on any property or assets of the Company or any Restricted Subsidiary of the Company other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

(8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the indenture;

(12) Liens securing Indebtedness under Currency Agreements and Commodity Agreements, in each case, that are permitted under the indenture;

(13) Liens securing Acquired Indebtedness incurred in accordance with “—Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term “Permitted Indebtedness” to the extent and in the manner such Liens are in effect on the Issue Date;

(15) Liens securing the notes and all other monetary obligations under the indenture and the Guarantees;

(16) Liens securing (a) Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (2), (8), (13) or (16) of the definition of the term “Permitted Indebtedness” and (b) the Railway Term Loan to the extent such Indebtedness is permitted under clause (13) of the definition of the term “Permitted Indebtedness”; provided, that, in each case, no such Liens shall be permitted on any Priority Collateral;

(17) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with “—Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(18) Licenses, leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company;

(19) Liens in favor of customs and revenue authorities arising as a matter of law in respect of duties, import tariffs, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP; and

(20) Liens arising from precautionary Uniform Commercial Code filings (a) regarding operating leases or consigned products or consigned merchandise to the extent such Liens only relate to the assets, property, products or merchandise that are the subject of such lease or consignment, as the case may be, or (b) accounts receivable sold in connection with factoring arrangements to the extent such Liens only relate to such accounts receivable (and rights, titles, and interests of the purchaser thereof in respect thereof and returned inventory in respect thereof).

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Priority Collateral” means all Collateral other than Shared Collateral.

“Protective Advances” means advances made under the Credit Agreement by the Administrative Agent and/or the Lenders thereunder on behalf of the Company at any time that (i) an event of default is outstanding thereunder and (ii) the Company has fully utilized the revolving loan commitments thereunder or such commitments have been terminated, which advances are for (A) the sole purpose of protecting the value of all or any portion of the Shared Collateral or their ability to realize upon all or any portion thereof (including advances made in respect of taxes, insurance premiums or lease payments payable by the Company) and (B) payroll (including state and federal withholding taxes and health and disability benefits) of the Company and its Restricted Subsidiaries.

“Public Equity Offering” means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8).

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Railway Subsidiary” means Sand Springs Railway Company, an Oklahoma corporation and a wholly-owned Domestic Restricted Subsidiary of the Company.

“Railway Term Loan” is defined in clause (13) of the definition of the term “Permitted Indebtedness.”

“Railway Term Loan Agreement” means, collectively, the agreements and other documents setting forth the terms and conditions of the Railway Term Loan (including, without limitation, any guarantee agreements (including, without limitation, the guarantee of the Company in respect thereof) and security documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increases to the principal amount of the Railway Term Loan (provided that such increase thereto is permitted under clause (13) of the definition of the term “Permitted Indebtedness”) or adding the Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Railway Term Loan Lender” means the lender holding the Railway Term Loan.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with “—Certain Covenants — Limitation on Incurrence of

Additional Indebtedness” (other than pursuant to Permitted Indebtedness) or clauses (1), (3), (11) or (13) of the definition of Permitted Indebtedness, in each case that does not:

(1) have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing, except with respect to Permitted Indebtedness of the type described in clause (13) of the definition thereof, the aggregate principal amount of which may be increased to the aggregate principal amount thereof that was initially incurred less repayments thereof as provided in clause (3)(b)(ii)(B) of the first paragraph of “—Certain Covenants — Limitation on Asset Sales” plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

(3) affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness).

If such Indebtedness being Refinanced is subordinate or junior by its terms to the notes, then such Refinancing Indebtedness shall be subordinate by its terms to the notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, between the Company, the Guarantors and the Initial Purchaser, as the same may be amended or modified from time to time in accordance with the terms thereof.

“Restricted Payment” has the meaning set forth above under “—Certain Covenants — Limitation on Restricted Payments” on page 79.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Agreement” means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

“Shared Collateral” means, with respect to (i) Collateral of the Company or any Guarantor (other than the Railway Subsidiary), such Collateral consisting of inventory, accounts, general intangibles, documents, chattel paper, instruments, investment property (excluding the Capital Stock of any Subsidiary of the Company and rights related thereto), letter of credit rights, deposit accounts, cash, books and records related thereto and proceeds thereof and (ii) Collateral of the Railway Subsidiary, such Collateral.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Treasury Rate” means, with respect to a redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release (or any successor release) is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to August 15, 2008; provided however, that if the period from such redemption date to August 15, 2008 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such redemption date to August 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Cash” means, at any time, cash and Cash Equivalents of the Company and its Restricted Subsidiaries to the extent such cash and Cash Equivalents is not subject to any Lien (other than a Permitted Lien described in clause (15) or (16) of the definition thereof (except to the extent such Permitted Liens are granted to cash collateralize letters of credit)) or any restriction as to its use and is included in “cash and cash equivalents” and not “restricted cash” on the consolidated balance sheet of the Company or any such Restricted Subsidiary.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

(1) the Company certifies to the Trustee that such designation complies with “—Certain Covenants — Limitation on Restricted Payments;” and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with “—Certain Covenants — Limitation on Incurrence of Additional Indebtedness;” and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly-Owned Subsidiary” of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly-Owned Subsidiary of such Person.

REGISTRATION RIGHTS; ADDITIONAL INTEREST

The following description is a summary of the material provisions of the registration rights agreement entered into by us and the initial purchaser on August 12, 2004 in connection with the offering of the old notes. It does not restate the agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as the holders of the notes. See “Where You Can Find More Information.”

Pursuant to the registration rights agreement, we agreed to file a registration statement, of which this prospectus forms a part, on an appropriate registration form with respect to a registered offer to exchange the old notes for the new notes.

If:

•	because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect an exchange offer;

•	the exchange offer is not consummated within 30 business days from the date the exchange offer registration statement was declared effective;

•	any holder is a broker-dealer and owns notes acquired directly from the Issuer or an affiliate of the Issuer; or

•	in the case of any holder that participates in the exchange offer, such holder does not receive new notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate or within the meaning of the Securities Act);

then in each case, we will file a shelf registration covering resales of the notes. In the event that a shelf registration statement is filed, we will provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

If we fail to meet the targets listed above, then additional interest shall become payable in respect of the notes as follows:

(1) if (A) neither the exchange offer registration statement nor the shelf registration statement is filed with the SEC on or prior to December 10, 2004, or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the registration rights agreement, then commencing on the day after either such required filing date, additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

(2) if (A) neither the exchange offer registration statement nor a shelf registration statement is declared effective by the SEC on or prior to March 10, 2005, or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the SEC on or prior to the 120th day following the date such shelf registration statement was filed, then, commencing on the day after either such required effective date, additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

(3) if (A) we have not exchanged new notes for all old notes validly tendered in accordance with the terms of the exchange offer on or prior to the date that is 30 business days from the date the exchange offer registration statement was required to be declared effective, or (B) if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time prior to August 12, 2006 (other than after such time as all notes have been disposed of thereunder), then additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days commencing on (x) the 31st business day after such effective date, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective, in the case of (B) above, such additional interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, that additional interest will not accrue under more than one of the foregoing clauses (1), (2) or (3) at any one time; provided further, however, that the amount of additional interest accruing will not exceed 1.0% per annum; provided further, however, that (a) upon the filing of the exchange offer registration statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the exchange offer registration statement or a shelf registration statement (in the case of clause (2) above), or (c) upon the exchange of new notes for all old notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3) (B) above), additional interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

Any amounts of additional interest that have accrued pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the notes.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

The new notes will be issued in registered, global form, which we refer to as the global notes, without interest coupons, in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Upon issuance, the global notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, who are called DTC participants or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC’s custodian, DTC will credit portions of the principal amount of the global notes to the accounts of DTC participants; and

•	ownership of beneficial interests in the global notes will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global notes).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of the global notes, that nominee will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have notes represented by the global notes registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in the global notes must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by the global notes will be made by the Trustee to DTC’s nominee as the registered holder of the global notes. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in the global notes, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC of any of its participants or indirect participants relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in the global notes will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositories for Euroclear and Clearstream. To deliver or receive an interest in the global notes held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositories that are acting for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. If there is an Event of Default under the notes, however, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. The settlement systems, however, are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their actions and practices or their obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

In all cases, certificated notes delivered in exchange for the global notes or beneficial interests in the global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global notes holder. We will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in the global notes from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in the global notes to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the exchange of old notes for new notes and of the ownership and disposition of the new notes. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who hold the old notes and the new notes as capital assets within the meaning of Section 1221 of the Code, that is, for investment purposes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or that may be relevant to holders subject to special tax rules. Special rules apply, for example, to banks, thrifts, and other financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, financial asset securitization investment trusts, dealers in securities or currencies, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar, or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

You should consult your own tax advisor concerning the United States federal income tax consequences to you, in light of your particular situation, of the exchange of the old notes for the new notes and the ownership and disposition of the new notes, as well as any consequences arising under United States federal estate and gift tax laws and the laws of any state, local, foreign or other taxing jurisdiction.

As used this summary, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Tax Consequences to U.S. Holders

Exchange Offer

The exchange of the old notes for the new notes in connection with the exchange offer will not be a taxable sale or exchange. Accordingly:

•	holders will not recognize taxable gain or loss as a result of the exchange;

•	the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note exchanged therefor immediately before the exchange;

•	the holding period of the new note will include the holding period of the old note;

•	the issue price of the new note will equal the issue price of the old note; and

•	any market discount or bond premium applicable to the old notes will carry over to the new notes.

Payments of Interest

Stated interest on a note will be included in a U.S. holder’s gross income as ordinary interest income at the time it is received or accrued, depending on the holder’s method of accounting for United States federal income tax purposes.

Market Discount

If a holder acquires a new note, or purchased an old note which the holder exchanges for a new note, for an amount that is less than its stated redemption price at maturity, the difference will be treated as “market discount,” unless the difference is less than a statutorily defined de minimis amount, and the new note will be subject to the market discount rules. The holder of a new note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that the gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•	on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date the holder acquired the note up to, and including, the note’s maturity date; or

•	if the holder so elects, on the basis of a constant rate of compound interest.

The holder of a new note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount thereon as it is included in income.

A holder that does not elect to include the market discount on a new note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry the note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the holder so elects, a subsequent taxable year in which sufficient income exists with respect to the new note.

Amortizable Bond Premium

If a holder purchases a note for an amount in excess of all amounts payable on the note after the purchase date, other than payments of stated interest, the excess will constitute bond premium. In general, a holder may elect to amortize bond premium by offsetting stated interest allocable to an accrual period with the premium allocable to that period at the time that the holder takes the interest into account under the holder’s regular method of accounting for U.S. federal income tax purposes. Bond premium is allocable to an accrual period on a constant yield basis. Because the notes are redeemable at our option (see “Description of the Notes—Redemption”), special rules will apply which require a holder to determine the yield and maturity of a note for purposes of calculating and amortizing bond premium by assuming that we will exercise our option to redeem the holder’s note in a manner that maximizes the holder’s yield. If we do not exercise our option to redeem the note in the manner assumed, then solely for purposes of calculating and amortizing any remaining bond premium, the holder must treat the note as retired and reissued on the deemed redemption date for its adjusted acquisition price as of that date. The adjusted acquisition price of the note is the holder’s initial investment in the note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any bond premium previously amortized by the holder.

Once made, the election to amortize bond premium on a constant yield method applies to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Exchange, Retirement or Other Taxable Disposition of the New Notes

A holder of a new note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the note equal to the difference between (a) the amount of cash and the fair market value of any property received (other than amounts representing accrued and unpaid interest) and (b) the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a new note generally will equal the cost of the new note or the old note exchanged therefor, increased by any accrued market discount previously included in income and decreased by the amount of any principal payments received with respect to that note and any amortized bond premium.

Subject to the market discount rules discussed above, any gain or loss recognized by a holder on the disposition of a new note generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period is more than one year. For taxable years beginning on or before December 31, 2008, holders who are individuals generally are taxed on long-term capital gains at a maximum marginal rate of 15%, increasing to 20% thereafter. Corporate holders are taxed on long-term capital gains at a maximum marginal rate of 35%. The deductibility of capital losses is subject to limitations.

If a holder sells a note between interest payment dates, a portion of the amount received for the note will reflect accrued interest. The amount is treated as ordinary interest income and not as sale proceeds.

United States Federal Income Tax Consequences to Non-U.S. Holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company,” and those holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Exchange Offer

The exchange of the old notes for the new notes in the exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes.

Payments of Interest

Subject to the discussion below concerning effectively connected income and backup withholding, payments of interest on the new notes will not be subject to the 30% United States federal withholding tax provided that:

•	the holder does not own actually or constructively 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the holder is not a controlled foreign corporation related to us through actual or constructive stock ownership;

•	the holder is not a bank whose receipt of interest on the new notes is described in Section 881(c)(3)(A) of the Code; and

•	either (i) the holder provides the holder’s name and address to us or our paying agent on an IRS Form W-8BEN (or other applicable form) and certifies under penalty of perjury that the holder is not a United States person, or (ii) a financial institution holding the notes on the holder’s behalf certifies to us or our paying agent under penalty of perjury that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable U.S. Treasury regulations.

Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, interest payments made to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder) and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide an IRS Form W-8ECI (or a suitable substitute form).

Non-U.S. holders are urged to consult their tax advisors regarding the availability of the above exemptions and the procedure for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Retirement or Other Taxable Disposition of the New Notes

Subject to the discussion immediately below concerning effectively connected income and backup withholding, a holder generally will not be subject to U.S. federal income tax on any gain, including gain attributable to market discount, realized on the sale, exchange, retirement or other taxable disposition of a new note unless the holder is an individual who is present in the United States for at least 183 days during the year of disposition of the new note and other conditions are satisfied.

Effectively Connected Income

If a holder is engaged in a trade or business in the United States and the holder’s investment in a new note is effectively connected with that trade or business, the holder will be exempt from the 30% withholding tax on interest payments if a certification requirement, generally on IRS Form W-8ECI, is met. In those cases, a holder will instead generally be subject to regular United States federal income tax on a net income basis on any interest payments and gain with respect to the new notes in the same manner as if the holder were a U.S. holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30%, or the lower rate provided by an applicable income tax treaty, on the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

Interest payments, payments in respect to principal on, and proceeds received from the sale of, a new note generally will be reported to U.S. holders and to the IRS, and a backup withholding tax may apply to the payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the new notes if such holder has provided the statement described above under “—United States Federal Income Tax Consequences to Non-U.S. Holders—Payments of Interest” and the payor does not have actual knowledge or reason to know that such holder is a United States person. Information reporting on IRS Form 1042-S may still apply to interest payments, however. In addition, a non-U.S. holder generally will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a new note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person or the holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining those exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, as long as the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired old notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make available a prospectus, as amended or supplemented, meeting the requirements of the Securities Act to any broker-dealer for use in connection with those resales.

We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. A profit on any resale of those new notes and any commissions or concessions received by any those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, will pass upon the validity of the new notes and guarantees for us. Palmer & Dodge LLP will deliver an opinion stating that the new notes and guarantees will be binding obligations of Sheffield Steel Corporation and the guarantors, respectively.

CHANGE IN ACCOUNTANTS

In May 2004, we dismissed KPMG LLP (“KPMG”) and engaged Grant Thornton LLP (“Grant Thornton”) as our independent certified public accountant. The report of KPMG on our consolidated financial statements of Sheffield Steel Corporation (successor company) as of April 30, 2003 and for the period from August 14, 2002 (date of reorganization) to April 30, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The report of KPMG on our consolidated financial statements of Sheffield Steel Corporation (predecessor company) as of and for the year ended April 30, 2002 included an explanatory paragraph that described substantial doubt about our ability to continue as a going concern.

The decision to change accountants was recommended by our audit committee and unanimously ratified by our board of directors. In connection with the audits of our consolidated financial statements of Sheffield Steel Corporation (successor company) as of April 30, 2003 and for the period from August 14, 2002 (date of reorganization) to April 30, 2003 and the consolidated financial statements of Sheffield Steel Corporation (predecessor company) as of April 30, 2002 and for the year then ended, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in its report on such financial statements for those periods.

Prior to its engagement, we did not consult with Grant Thornton with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed or (ii) the type of audit opinion that might be rendered on our financial statements. Grant Thornton has been given access to prior years work papers by KPMG without limitation in accordance with Statement on Auditing Standards No. 84, Communications Between Predecessor and Successor Auditors.

We have requested that KPMG review the statements above and furnish us with a letter addressed to the SEC stating whether or not it agrees with these statements. A copy of the letter from KPMG is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

EXPERTS

The consolidated financial statements of Sheffield Steel Corporation and subsidiary (successor company) as of and for the year ended April 30, 2004 and the consolidated statements of operations, stockholders’ deficit and other comprehensive loss and cash flows of Sheffield Steel Corporation and subsidiaries (predecessor company) for the period from May 1, 2002 to August 13, 2002, included in this prospectus have been audited by Grant Thornton LLP, independent registered certified public accountants, as indicated in their report with respect thereto, which is included in the prospectus herein in reliance upon the authority of said firm as experts in giving such report.

The consolidated financial statements of Sheffield Steel Corporation (successor company) as of April 30, 2003 and for the period from August 14, 2002 (date of reorganization) to April 30, 2003 and the consolidated financial statements of Sheffield Steel Corporation (predecessor company) as of and for the year ended April 30, 2002 have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG on the consolidated financial statements of Sheffield Steel Corporation (predecessor company) as of and for the year ended April 30, 2002 included an explanatory paragraph that described substantial doubt about our ability to continue as a going concern.

EXCHANGE AGENT

We have appointed U.S. Bank National Association as exchange agent in connection with the exchange offer. Holders should direct letters of transmittal or notices of guaranteed delivery to the exchange agent as follows:

By Mail, Hand Delivery or Overnight Courier: U.S. Bank National Association Attention:	By Facsimile Transmission: U.S. Bank National Association Attention:

For Information or Confirmation by Telephone: U.S. Bank National Association Attention:

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Successor Company
Report of Grant Thornton LLP, Independent Certified Public Accountants	F-2
Report of KPMG LLP, Independent Auditors	F-3
Consolidated Balance Sheets as of April 30, 2004 and 2003	F-4
Consolidated Statements of Operations for the year ended April 30, 2004 and period from August 14, 2002 (date of reorganization) to April 30, 2003	F-5
Consolidated Statements of Stockholders’ Deficit and Other Comprehensive Loss for the year ended April 30, 2004 and period from August 14, 2002 (date of reorganization) to April 30, 2004	F-6
Consolidated Statements of Cash Flows for the year ended April 30, 2004 and period from August 14, 2002 (date of reorganization) to April 30, 2003	F-7
Notes to Consolidated Financial Statements	F-8
Predecessor Company
Report of KPMG LLP, Independent Auditors	F-24
Report of Grant Thornton LLP, Independent Certified Public Accountants	F-25
Consolidated Statements of Operations for the three and one-half months ended August 13, 2002 and the year ended April 30, 2002	F-26
Consolidated Statements of Stockholders’ Deficit and Other Comprehensive Loss for the period from May 1, 2001 to August 13, 2002	F-27
Consolidated Statements of Cash Flows for the three and one-half months ended August 13, 2002 and the year ended April 30, 2002	F-28
Notes to Consolidated Financial Statements	F-29
Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of October 31, 2004 (unaudited) and April 30, 2004	F-38
Condensed Consolidated Statements of Operations and Changes in Stockholders’ Deficit for the six-month periods ended October 31, 2004 and 2003 (unaudited)	F-39
Condensed Consolidated Statements of Cash Flows for the six-month periods ended October 31, 2004 and 2003 (unaudited)	F-40
Notes to Condensed Consolidated Financial Statements (unaudited)	F-41

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Sheffield Steel Corporation

We have audited the accompanying consolidated balance sheet of Sheffield Steel Corporation and subsidiary as of April 30, 2004, and the related consolidated statements of operations, stockholders’ deficit and other comprehensive loss, and cash flows for the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sheffield Steel Corporation, as of August 14, 2002 (date of reorganization) to April 30,2003, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 10, 2003.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sheffield Steel Corporation and subsidiary as of April 30, 2004 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

June 25, 2004

Independent Auditors’ Report

The Board of Directors and Stockholders

Sheffield Steel Corporation:

We have audited the accompanying consolidated balance sheet of Sheffield Steel Corporation and subsidiary as of April 30, 2003, and the related consolidated statements of operations, stockholders’ deficit and other comprehensive loss and cash flows for the period from August 14, 2002 (date of reorganization) to April 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sheffield Steel Corporation and subsidiary at April 30, 2003, and the results of their operations and their cash flows for the period from August 14, 2002 (date of reorganization) to April 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

July 10, 2003

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

April 30, 2003 and 2004

(In thousands, except per share amounts)

	2003	2004
Assets
Current assets:
Cash and cash equivalents	$2,583	$3,794
Accounts receivable, less allowance for doubtful accounts of $398 and $543	21,560	35,721
Inventories	36,104	35,909
Prepaid expenses and other	2,506	833

Total current assets	62,753	76,257
Property, plant and equipment, net	51,197	45,412
Reorganization value in excess of identifiable assets	1,476	1,476
Other assets, net	663	749

	$116,089	$123,894

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$2,307	$5,910
Accounts payable	6,490	9,911
Accrued interest payable	105	1,754
Accrued liabilities	8,901	11,458

Total current liabilities	17,803	29,033
Long-term debt, less current portion	63,231	64,335
Accrued post-retirement benefit costs	30,074	30,584
Other liabilities	13,550	8,995

Total liabilities	124,658	132,947
Stockholders’ deficit:
Common stock (7,500 authorized, 4,750 and 5,000 issued and outstanding, respectively, $.01 par value)	48	50
Contributed capital	4,056	4,056
Accumulated other comprehensive loss	(1,883)	(2,785)
Accumulated deficit	(10,790)	(10,374)

Total stockholders’ deficit	(8,569)	(9,053)

	$116,089	$123,894

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations

(In thousands)

	Successor Company
	Period from August 14, 2002 (date of reorganization) to April 30, 2003	For the year ended April 30, 2004
Sales	$113,993	$230,926
Billed freight	7,238	13,782
Cost of sales	(104,289)	(200,837)
Freight cost	(7,238)	(13,782)

Gross profit	9,704	30,089
Selling, general and administrative expense	8,816	13,068
Depreciation and amortization expense	5,694	7,509
Post-retirement benefit expense other than pensions	1,671	2,715

Operating income (loss)	(6,477)	6,797

Other expense:
Interest expense, net	4,264	6,381
Reorganization expense	49	—

Net income (loss)	$(10,790)	$416

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders’ Deficit and Other Comprehensive Loss

For the periods from August 14, 2002 (date of reorganization) to April 30, 2004

(In thousands)

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at August 14, 2002	$—	$—	$—	$—	$—
Reorganization of company — reorganization value	48	4,056	—	—	4,104
Net loss	—	—	—	(10,790)	(10,790)
Change in minimum pension liability	—	—	(1,883)	—	(1,883)

Comprehensive loss	—	—	—	—	(12,673)

Balance at April 30, 2003	$48	$4,056	$(1,883)	$(10,790)	$(8,569)

Common stock issued	2	—	—	—	2
Net Income	—	—	—	416	416
Change in minimum pension liability	—	—	(902)	—	(902)

Comprehensive loss	—	—	—	—	(484)

Balance at April 30, 2004	$50	$4,056	$(2,785)	$(10,374)	$(9,053)

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Successor Company
	Period from August 14, 2002 (date of reorganization) to April 30, 2003	For the year ended April 30, 2004
Cash flows from operating activities:
Net income (loss)	$(10,790)	$416
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Note interest added to principal	2,202	—
Depreciation and amortization	5,694	7,509
Accretion of discount on senior secured notes	627	1,045
Accrual of post-retirement benefits other than pensions, net of cash paid	181	510
Bad-debt expense	—	356
Changes in assets and liabilities:
Accounts receivable	(3,160)	(14,517)
Inventories	2,053	195
Prepaid expenses and other	(1,167)	1,673
Other assets	1,133	(429)
Accounts payable	2,547	3,421
Accrued interest payable	94	1,649
Accrued liabilities	(3,806)	2,557
Other liabilities	(1,978)	(5,457)

Net cash used in operating activities	(6,370)	(1,072)

Cash flows from investing activities:
Capital expenditures	(1,103)	(1,381)

Net cash used in investing activities	(1,103)	(1,381)

Cash flows from financing activities:
Issuance of common stock	—	2
Net proceeds of long-term debt under revolving lines of credit	5,643	6,605
Repayment of long-term debt	(2,428)	(2,943)

Net cash provided by financing activities	3,215	3,664

Net increase (decrease) in cash and cash equivalents	(4,258)	1,211
Cash and cash equivalents, beginning of period	6,841	2,583

Cash and cash equivalents, end of period	$2,583	$3,794

Supplemental Disclosure of Cash Flow Information:

Cash paid during the period for interest	$1,341	$3,818

Cash paid during the period for taxes	—	—

Non-cash Items
Additional minimum pension liability	$1,883	$902

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

April 30, 2004 and 2003

(In thousands)

A.	Organization

1.	Nature of Business

The consolidated financial statements of Sheffield Steel Corporation (Sheffield) include the accounts of its divisions, Sheffield Steel - Sand Springs (Sand Springs), Sheffield Steel — Joliet (Joliet), Sheffield Steel — Kansas City (Kansas City) and Waddell’s Rebar Fabricators (Waddell) (collectively Team Rebar), Wellington Industries (Wellington), and its wholly owned subsidiary Sand Springs Railway Company (the Railway). All material intercompany transactions and balances have been eliminated in consolidation.

Sheffield is a mini-mill that produces steel products such as hot-rolled steel bar, concrete reinforcing bar (“rebar”) and fabricated products. Sheffield’s principal markets include Oklahoma, Western Arkansas, Western Missouri, Kansas, Eastern Colorado, Northeastern New Mexico and Northern Texas.

On December 7, 2001, “old” Sheffield Steel Corporation and two of its wholly owned subsidiaries (collectively, the Debtors or Predecessor) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the Code) in the United States Bankruptcy Court for the Northern District of Oklahoma (the court). Sheffield’s remaining subsidiary, Sand Springs Railway, did not participate in the bankruptcy.

The Company completed a stand-alone plan of reorganization (the Plan or Plan of Reorganization) and emerged from Chapter 11 bankruptcy as of August 14, 2002 (date of reorganization). The Company adopted fresh-start accounting pursuant to American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7). Under fresh-start accounting, the reorganization fair value of the Company is allocated to the entity’s assets, the Company’s accumulated deficit is eliminated, and the equity in the new company is issued according to the Plan. As a result of adopting fresh-start accounting and emerging from Chapter 11 status, the Company’s financial statements are not comparable with those prepared before the Plan was consummated.

B.	Fresh-Start Accounting

These consolidated financial statements have been prepared using fresh-start accounting in accordance with SOP 90-7. Implementation of fresh-start accounting resulted in material changes to the consolidated balance sheet, including valuation of assets at fair value in accordance with principles of the purchase method of accounting, valuation of liabilities pursuant to provisions of the Plan and valuation of equity based on a valuation of the business prepared by the independent financial advisors of the Company.

The purpose of the Plan was to provide for the restructuring of the Debtors liabilities in a manner designed to maximize recoveries to all stakeholders and to enhance the financial viability of the Debtors. In general, the Plan provided for, among other things, (a) continuation of the Debtors ongoing business operations, (b) payment in full in cash of administrative claims, tax claims and priority claims, (c) restructuring of Sheffield’s balance sheet through issuance and distribution of New Senior Secured Notes and New Common Stock to the holders of the old First Mortgage Notes in full satisfaction of their secured claims, (d) refinancing of the Bank of America claim pursuant to the New Working Capital Facility, (e) obtaining an additional $4,500 in financing in the form of a new term loan, (f) consolidation of Waddell’s Rebar Fabricators, Inc. and Wellington Industries, Inc. into the reorganized Sheffield, (g) subordination of deficiency claims by holders of First Mortgage Notes, (h) a pro rata distribution of cash to holders of unsecured claims and (i) cancellation of 100% of old equity. The Plan did not provide for any distribution to holders of intercompany claims or equity interests. The holders of the old First

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

Mortgage Notes own 100% of the equity of the emerged Sheffield Steel Corporation (the Company or Reorganized Sheffield). As part of the reorganization, 5% of the equity has been set aside for the management of the Company. The equity has been set aside in the form of a Management Stock Incentive Plan (the “Stock Plan”) for senior management of the Company. The restricted stock awards have been granted to certain members of management and a portion of these awards vested on January 5, 2004, the grant date, with the remaining awards vesting on August 14, 2004. The fair market value of the Company’s common stock has been determined by the Board of Directors to be $.01 per share.

The reorganization value of $4,100 was based on the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected financial information, selected publicly traded company market multiples of certain companies viewed to be similar to that of the Company, and other applicable ratios and valuation techniques believed by the Company and its financial advisors to be representative of the Company’s business and industry. The Debtor’s stockholders’ deficit was eliminated in fresh-start accounting.

The valuation was based upon a number of estimates and assumptions which are inherently subject to significant uncertainties and contingencies beyond the Company’s control. Accordingly, there can be no assurance that the values reflected in the valuation will be realized, and actual results could vary materially.

The cash flow projections were based on estimates and assumptions about circumstances and events that had not yet taken place. Such estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond the Company’s control including, but not limited to, those with respect to the future course of the Company’s business activity. Any difference between the Company’s projected and actual results following its emergence from Chapter 11 has not and will not alter the determination of the fresh-start reorganization equity value because such value is not contingent upon the Company achieving the projected results.

The Company’s emergence from the Chapter 11 proceeding and the adoption of fresh-start accounting resulted in the following adjustments to the Company’s condensed consolidated balance sheet as of the date of reorganization:

	Predecessor Company	Discharged in Bankruptcy	New Borrowings	Fresh-Start Adjustments	Reorganized Company
Cash	$2,341	$—	$4,500	$—	$6,841
Accounts receivable	18,400	—	—	—	18,400
Inventory	39,274	—	—	(1,117)	38,157
Prepaids	1,339	—	—	—	1,339
Property, plant and equipment, net	55,161	—	—	—	55,161
Reorganization value in excess of identifiable assets	—	—	—	1,476	1,476
Other assets	1,099	—	—	1,190	2,289
Liabilities subject to compromise	(137,477)	135,977	—	—	(1,500)
Current portion of long-term debt	(1,619)	—	—	—	(1,619)
Accounts payable	(3,954)	—	—	—	(3,954)
Accrued liabilities	(13,119)	—	—	944	(12,175)
Long-term debt, excluding current portion	(27,445)	—	(30,300)	—	(57,745)
Other liabilities	(15,474)	—	—	(27,092)	(42,566)
Equity	81,474	(81,474)	—	(4,104)	(4,104)

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

C.	Summary of Significant Accounting Policies

1.	Organization and Nature of Business

Sheffield’s primary business is the production of concrete reinforcing bar, and a range of hot rolled bar products including rounds, flats and squares and fabricated products, which include fence posts, fabricated rebar and railroad spikes. The Company operates in an economic environment wherein the commodity nature of both the products for sale and the primary raw materials cause sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for products for sale, and the supply and demand factors for primary raw materials correlate to a degree, but are not necessarily the same. Therefore, margins between sales price and production costs can fluctuate significantly on a short-term basis.

2.	Cash Equivalents

Sheffield considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

3.	Accounts Receivable

Sheffield grants credit to customers under normal industry standards and terms, and has established policies and procedures that allow for proper evaluation for each customer’s creditworthiness as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of bad debts. The activity in the allowance for doubtful accounts consisted of the following:

	Year Ended April 30, 2004	Period from August 14, 2002 (date of reorganization) to April 30, 2003
Balance, beginning of the period	$543	$79
Provision for loss on accounts receivable	177	23
Accounts receivable written off, net of recoveries	(322)	441

Balance, end of period	$398	$543

4.	Inventories

Raw materials and scrap inventories are stated at the lower of average cost or market. The cost of work-in-process and finished goods inventories is based on standards which approximate the lower of cost or market. Work-in-process and finished goods include direct labor and allocated overhead.

5.	Other Assets

Other assets consist primarily of debt issuance costs. Debt issuance costs are amortized over the term of the related indebtedness.

6.	Reorganization Value in Excess of Identifiable Assets

Reorganization value in excess of identifiable assets is treated as goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and is evaluated by management for impairment annually. No impairment existed as of April 30, 2004.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

7.	Property, Plant and Equipment

Property, plant and equipment, which include capital leases, is stated at cost. Depreciation and amortization is provided over the estimated useful lives of the individual assets using the straight-line method. The useful lives of the property and equipment range from three to forty years. Significant renewals and betterments are capitalized; costs of maintenance and repairs are charged to expense as incurred. Equipment under capital leases is amortized over the shorter of the life of the lease or asset life.

8.	Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

9.	Pension and Other Post-retirement Plans

The Company has defined benefit pension plans covering the hourly employees at Sand Springs and Joliet and the salaried employees at Sand Springs. The benefits are based on years of service and the employee’s compensation during the highest five of the last ten years before retirement.

The Company also sponsors a defined benefit health care plan for retirees and employees in Sand Springs. Sheffield measures the costs of this obligation based on the Company’s best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

10.	Environmental Compliance Costs

Sheffield accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Environmental remediation costs have not had a material impact on the Company’s financial position, results of operations, or liquidity.

11.	Revenue Recognition

Revenues from sales are recognized when products are shipped to customers, except the Railway, which recognizes revenues when services are performed. The Lofland Company accounted for 11% of consolidated sales in fiscal 2004 and 2003.

12.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported. The Company believes that these estimates are reasonable and proper, however, actual results could differ from estimates.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

13.	Asset Impairment

Sheffield periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. A long-lived asset is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than its carrying value. In that event, the Company recognizes a loss equal to the amount by which the carrying value exceeds the fair market value of assets. No impairments were recorded for the year ended April 30, 2004.

14.	Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Sheffield adopted this statement upon reorganization at August 14, 2002, and it had no financial impact.

In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. The implementation of FIN 45 did not have a significant impact on Sheffield Steel Corporation’s financial position or results of operations.

In 2003, the FASB issued FASB Staff Position (FSP) 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) provides a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Act. Any measures of the AMBO or net periodic post-retirement benefit cost provided in these financial statements and accompanying notes to the financial statements, do not reflect the effects of the Act.

In 2004, the FASB issued (FSP) FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, which supercedes (FSP) FAS 106-1. The FSP is effective for the Company’s first interim or annual period beginning after June 15, 2004 and did not have a financial impact on the Company for the fiscal year ended April 30, 2004.

In January of 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB issued FIN 46R, which clarified certain issues identified in FIN 46. FIN 46R requires an entity to consolidate a variable interest entity if the entity is designated as the primary beneficiary of that variable interest entity even if the entity does not have a majority of voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception of any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after March 15, 2004. The implementation of FIN 46 did not have a significant impact on Sheffield’s financial position or results of operations.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sheffield adopted the provisions of SFAS 150 as of September 1, 2003. The adoption did not have a material impact on Sheffield’s consolidated financial position or results of operations.

15.	Advertising Costs

All advertising costs of the Company are expensed as incurred. Advertising expenses totaled approximately $28 and $20 for the year ended April 30, 2004 and the period from August 14, 2002 to April 30, 2003, respectively.

16.	Shipping and Handling

Internal shipping and handling costs and costs associated with inbound freight are included in inventory or cost of sales. Shipping costs charged to customers are recorded as revenue and the associated costs incurred are recorded as cost of goods sold.

17.	Current and Other Long-Term Liabilities as of April 30,

	2004	2003
Current Liabilities
Post Retirement Benefit Obligation	$3,234	$—
Workers Compensation	1,210	1,887
Pension Benefit Obligation	1,497	—
Vacation Accrual	999	846
Bankruptcy Accrual	662	1,364
Bonus and Profit Sharing Accrual	1,009	—
Other	2,845	4,805

Total	$11,458	$8,901

Other Long-Term Liabilities

Pension Benefit Obligation	$8,950	$4,070
Post Retirement Benefit Obligation	—	9,393
Other	45	87

Total	$8,995	$13,550

18.	Planned Maintenance Activities

19.	Reclassifications

Certain amounts in 2003 have been reclassified to conform with 2004. These reclassifications have no impact on net income (loss) or accumulated deficit.

D.	Fair Value of Financial Instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, trade accounts receivable and trade accounts payable approximates the fair value because of the short maturity of

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

those instruments. The carrying amounts of notes payable to banks and equipment financing companies approximate the fair value due to these debt instruments having variable interest rates similar to those that are currently available to us. The fair value of the senior secured notes at April 30, 2004 and 2003, was approximately $29,674 and $28,629, respectively.

E.	Inventories

The components of inventories at April 30 are as follows:

	2004	2003
Raw materials and storeroom supplies	$11,443	$10,192
Work in process	5,273	5,895
Finished goods	19,193	20,017

	$35,909	$36,104

F.	Property, Plant and Equipment

The components of property, plant and equipment at April 30 are as follows:

	2004	2003
Construction in process	$715	$555
Land and buildings	10,620	10,940
Machinery and equipment	46,438	44,903

	57,773	56,398
Less-accumulated depreciation and amortization	(12,361)	(5,201)

	$45,412	$51,197

Depreciation and amortization of property, plant and equipment charged to operations was $7,160 and $5,201 in 2004 and 2003, respectively.

The range of estimated useful lives for determining depreciation and amortization of the major classes of assets are:

Buildings	5-25 years
Machinery and equipment	3-25 years
Roadbed and improvements	3-40 years

G.	Long-Term Debt

Long-term debt at April 30 is comprised of the following:

	2004	2003
Senior secured notes, net of discount (a)	$29,674	$28,629
Working capital facility (b)	35,802	31,039
Term loan (c)	3,131	3,975
Railway term loan (d)	1,198	563
Capital leases (e)	440	1,332

	70,245	65,538
Less- current portion	(5,910)	(2,307)

	$64,335	$63,231

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

(a)	Senior secured notes

In August 2002, the Company offered its new 10% senior secured notes in an aggregate principal amount of $30,000. The first three quarterly interest payments, which included cash interest and deferred interest, were capitalized resulting in an effective interest rate of 14%. The Company will pay principal and interest based upon a cumulative principal balance of $32,202, which includes accrued interest, less any payments made by the Company. As no principal payments were due through April 30, 2004, the cumulative principal balance of the notes remains at $32,202 as of April 30, 2004. The senior secured notes are governed by the Indenture and are secured by property, plant and equipment and a second priority interest in the receivables and inventory of the Company, except for any assets of the Sand Springs Railway.

(b)	Working capital facility

The terms of the working capital facility from The CIT Group/Business Credit, Inc. (CIT) include maximum loan availability of $50,000, interest at prime plus .50% (4.50% and 5.25% at April 30, 2004 and 2003, respectively) or an optional rate of LIBOR plus 3.00%. The facility is secured by all of the Company’s accounts receivable and inventory, excluding the Sand Springs Railway and expires on August 14, 2005.

(c)	Term loan

In connection with the Plan of Reorganization, the Company entered into a term loan for $4,500 maturing October 14, 2006. The loan is payable in monthly installments of approximately $88 plus interest payable at a variable rate computed at prime plus 2.00% (6.00% and 6.75% at April 30, 2004 and 2003, respectively).

(d)	Railway term loan

In April 2004, the Railway amended the credit agreement with the bank. The credit agreement is now comprised of a $1,250 term loan and a $250 revolving line of credit. The notes are secured by all of the assets and capital stock of the Railway and mature on March 1, 2006. Interest is computed at prime plus 3.00% (7.00% and 6.00% at April 30, 2004 and 2003, respectively) and is payable quarterly.

(e)	Capital leases

Capital leases are payable to equipment financing companies and vendors related primarily to the financing of equipment purchases. The leases are payable in monthly principal installments of approximately $73 plus interest payable at variable rates. The majority of the notes mature in fiscal year 2005 and are secured by equipment.

The aggregate maturities of long-term debt for the years ended April 30, are as follows:

2005	$5,910
2006	41,481
2007	22,844
2008	6
2009	4
Thereafter	—

Total maturities	$70,245

Interest costs were $6,382 and $4,389 in 2004 and 2003, respectively, which included $1,045 and $627 of bond discount amortization. In fiscal 2003, $2,202 of senior secured note interest was added to principal. The original senior secured notes provided for the first three quarterly interest payments to be added to principal, as

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

provided in the original indenture agreement. Various agreements contain restrictive covenants including limitations on additional borrowings, dividends and other distributions and the retirement of stock. Additionally, certain agreements require maintenance of specified performance ratios. In the event of default of the restrictive covenants or failure to maintain the specified performance measures, the lender may withdraw the credit agreements. At April 30, 2004, the Company was compliant with all covenants, or had received waiver of noncompliance, as defined in the various agreements.

H.	Income Taxes

Income taxes attributable to operations differed form the amounts computed by applying the U.S. federal income tax rate of 34% at April 30, as a result of the following:

	2004	2003
Computed “expected” tax provision (benefit)	$142	$(3,668)
Non deductible expenses	6	—
State income tax provision (benefit), net of federal provision (benefit)	17	(431)
Change in valuation allowance	(165)	4,099

Net tax provision	$—	$—

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at April 30:

	2004	2003
Deductible temporary differences:
Allowance for doubtful accounts	$151	$206
Inventory	984	—
Accrued liabilities not deductible until paid	1,750	722
Post-retirement benefit costs	11,618	11,428
Minimum pension funding	4,914	5,149
Net operating loss carryforwards	1,733	30,623
Alternative minimum tax credit carryforwards	70	1,142
Investment tax credit carryforwards	2,919	3,506

	24,139	52,776
Less- valuation allowance	(14,527)	(41,333)

	9,612	11,443
Taxable temporary difference — property, plant and equipment	(9,612)	(11,443)

Net deferred tax asset	$—	$—

At April 30, 2004, the Company had available net operating loss (NOL) carryforwards for regular federal tax purposes of approximately $4,560, which will expire at various times through 2023. The Company has investment tax credit carryforwards of $2,919 for state tax purposes. The credits expire in various periods through 2007. The Company also has available $70 of alternative minimum tax (AMT) credit carryforwards, which may be used indefinitely to reduce future federal regular income tax obligations. The majority of the NOL and tax credit carryforwards that were present at the date of reorganization were accumulated by the Predecessor Company. These amounts have been reduced to reflect the application of the tax provisions related to the cancellation of debt. The amounts were fully reserved at the date of reorganization. If subsequently recognized, the benefit will be recorded as a credit to equity.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

A valuation allowance is required when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon future profitability.

The Company has incurred losses in four of the last six years. Considering these losses and the events discussed at Notes A and M, the Company has established a valuation allowance of approximately $14,500 and $41,000 related to the deferred tax assets at April 30, 2004 and 2003, respectively.

I.	Employee Benefit Plans

The Company has defined benefit plans that cover the hourly employees at Sand Springs and Joliet and the salaried employees at Sand Springs. Benefits are generally based on years of service and the employee’s highest compensation during five of the last ten years of employment. The Company’s funding policy is to contribute annually at least the minimum amount necessary to avoid a deficiency in the funding.

In addition to the defined benefit pension plan, the Company also provides post-retirement health and life insurance benefits to certain retirees and their beneficiaries, generally for the remainder of their lives. The Plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles, co-insurance and Medicare. The Company’s policy is to fund the accumulated post-retirement benefits on a “pay-as-you-go” basis.

The following tables set forth the plan’s benefit obligations, fair value of plan assets and funded status at April 30, 2004 and 2003, respectively, as determined by an independent actuary:

	Pension Benefits		Post-Retirement Benefits
	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of period	$39,211	$34,800	$33,326	$29,893
Service cost	919	563	440	222
Interest costs	2,442	1,714	2,155	1,450
Actuarial loss (gain)	1,040	3,835	2,333	3,253
Benefits paid	(2,435)	(1,701)	(2,205)	(1,491)

Benefit obligation at end of period	41,177	39,211	36,049	33,327

Change in plan assets:
Fair value of plan assets at beginning of period	22,246	22,127	—	—
Actual return on plan assets	2,208	(139)	—	—
Employer contributions	2,259	1,959	2,205	1,491
Plan participants’ contributions	—	—	—	—
Benefits paid	(2,435)	(1,701)	(2,205)	(1,491)

Fair value of plan assets at end of period	$24,278	$22,246	$—	$—

Funded (unfunded) status of the plan	(16,899)	(16,965)	(36,049)	(33,327)
Unrecognized actuarial loss	6,004	5,383	5,465	3,253

Net amount recognized	$(10,895)	$(11,582)	$(30,584)	$(30,074)

Amount recognized in the statement of financial position consists of:
Accrued benefit liability	$(13,680)	$(13,465)	$(30,584)	$(30,074)
Accumulated other comprehensive loss	2,785	1,883	—	—

Net amount recognized	$(10,895)	$(11,582)	$30,584	$30,074

Weighted average assumptions as of April 30:
Discount rate	6.25%	6.25%	6.25%	6.25%
Rate of compensation increase	3.0%-4.0%	3.0%-4.0%	N/A	N/A
Expected rate of return on plan assets	9.0%	9.0%	N/A	N/A

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

For measurement purposes, the assumed health care cost trend rate used for the post-retirement plan was 9.00%. The trend rate is assumed to decrease gradually to 4.50% by 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported.

The following table presents the components of the net periodic benefit cost:

	Pension Benefits		Post-Retirement Benefits
	2004	2003	2004	2003
Components of net periodic benefit cost:
Service cost	$919	$563	$439	$221
Interest cost	2,442	1,714	2,155	1,450
Recognized actuarial loss	—	—	121	—
Expected return on plan assets	(1,966)	(1,411)	—	—

Net periodic benefit cost	$1,395	$866	$2,715	$1,671

The Company has three pension plans: the Sand Springs Plan, Sand Springs Salaried Pension Plan and the Joliet Pension Plan. Each of these plans had a projected benefit obligation in excess of plan assets. The following table describes the projected benefit obligation, the accumulated benefit obligation and the fair value of the plan assets for each plan as of April 30, 2004 and 2003, respectively.

April 30, 2004	Sand Springs	Sand Springs Salaried	Joliet	Total
Projected benefit obligation	$24,847	$11,123	$5,207	$41,177
Accumulated benefit obligation	22,998	9,753	5,207	37,958
Fair value of plan assets	14,378	6,334	3,565	24,278

April 30, 2003	Sand Springs	Sand Springs Salaried	Joliet	Total
Projected benefit obligation	$23,625	$10,751	$4,835	$39,211
Accumulated benefit obligation	21,635	9,241	4,835	35,711
Fair value of plan assets	13,109	6,069	3,068	22,246

Total expected employer contributions for fiscal year 2005 are $2,783.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect of total of service and interest on cost components	$393	$(317)
Effect on post-retirement benefit obligation	$4,712	$(3,909)

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

The following table describes the percentage of fair value of total plan assets held by the pension plans as of April 30, 2004 and 2003, the measurement date.

	Percentage of Plan Assets at Measurement Date
	April 30, 2004	April 20, 2003
Common stocks	54.9%	59.1%
Fixed income securities	37.6%	36.8%
Cash	7.5%	4.1%

Total	100%	100%

The Plan’s assets are to be invested as a balanced portfolio consisting of equity, fixed income, cash equivalent securities and other assets in a moderately conservative manner in accordance with the maximum and minimum range for each asset category as stated below:

Asset Category	Minimum	Target	Maximum
Equity	25%	50%	70%
Fixed income	30%	40%	50%
Cash and equivalents	0%	5%	20%
Other assets including alternative investments (which will generally not be liquid)	0%	5%	15%

The expected long-term rate of return on assets assumption is 9%. As defined in FAS 87, Employers Accounting for Pensions, this assumption represents the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class.

The Company has certain divisions that maintain defined contributions plans in which various groups of employees participate. The Company made contributions to these plans of $87 and $66 in 2004 and 2003, respectively.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA) was signed into law. The MMA adds a prescription drug benefit under Medicare (Medicare Part D). Additionally, retiree health care plan sponsors that provide a benefit that is at least actuarially equivalent to Medicare Part D will receive a federal subsidy. Accordingly, the Company is unable to reasonably estimate the amount or timing of any cost savings. As permitted by FASB Staff Position (FSP) FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003, the Company has elected to defer recognizing the effects of the MMA in its post-retirement plan accounting at December 31, 2003. The Company’s accumulated post-retirement obligation and net periodic post-retirement benefit cost for 2003 does not reflect the effects of the MMA. This one-time deferral will remain in effect until the issuance of authoritative accounting guidance, or until certain other events, such as a plan amendment, settlement or curtailment occur. It is possible that the specific authoritative guidance, when issued, could require the Company to update previously reported information.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

J.	Operating Leases

The Company is obligated under various noncancelable operating leases for certain machinery and equipment and land and buildings. These leases generally contain inflationary rent escalations and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) was $2,329 in 2004. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) for the year ending April 30 are as follows:

2005	$2,192
2006	2,191
2007	2,191
2008	2,176
2009	347
Later years	925

$10,022

K.	Workers’ Compensation

The Company is partially self-insured for certain risks consisting primarily of employee health insurance programs and workers’ compensation. Probable losses and claims are accrued as they become estimable. The Company maintains letters of credit totaling approximately $2,505 in accordance with workers’ compensation arrangements and maintains stop loss insurance policies, which limit exposure under the self- insured programs to $175 per person per year for health insurance programs and $500 per incident for workers’ compensation. The liability of $1,210 and $1,887 at April 30, 2004 and 2003, respectively, is included in other liabilities on the consolidated balance sheets.

L.	Commitments and Contingencies

The Company is involved in claims and legal actions arising in the ordinary course of business. The Company believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position, results of operations, or liquidity.

M.	Liquidity and Management’s Plan

Business improved significantly during the fourth quarter of fiscal 2004. The Company continues to perform at improved levels and above budgeted levels in May 2004. The Company generated “free cash flow,” which is defined in the CIT Group/Business Credit, Inc. Financing Agreement as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) less fixed charges, in fiscal 2004 sufficient to meet covenant requirements and operating needs and paid three of the four quarterly payments of senior secured note interest in fiscal 2004. The Company expects to continue to generate “free cash flow” in fiscal 2005 sufficient to continue to meet covenant requirements and operating needs and the fourth interest payment is to be made in fiscal 2005. As a result of these and other actions, management of the Company does not believe that substantial doubt exists as of April 30, 2004 about the Company’s ability to continue as a going concern.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

The following table illustrates the comparative results from operations for the fourth quarter of fiscal 2004 and 2003, respectively:

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
	(unaudited)	(unaudited)
Sales	$74,598	$43,677
Cost of sales	61,710	40,718

Gross profit	12,888	2,959
Selling, general and administrative expenses	3,563	3,717
Depreciation and amortization expense	1,535	1,261
Post-retirement benefit expense other than pensions	980	491

Operating income (loss)	6,810	(2,510)
Other expense:
Interest expense, net	1,610	1,968
Reorganization expense	—	51

Net income (loss)	$5,200	$(4,529)

N.	Subsequent Event

In May 2004, the Sand Springs Railway entered into a loan agreement with a local financial institution for $1,300 to purchase approximately eight acres of land that includes an office building and a transloading and warehouse facility. The property was purchased for $1,400.

O.	Subsidiary Guarantor

Sheffield’s Senior Secured Notes are unconditionally guaranteed by all of Sheffield’s existing and future domestic restricted subsidiaries on a Senior Secured basis. The Railway is Sheffield’s only subsidiary and it is wholly owned. The following table sets forth condensed consolidating financial information for the Parent and Guarantor as follows (in thousands):

	Condensed Consolidating Balance Sheet April 30, 2004
	Parent	Guarantor	Eliminations	Total
Assets
Cash	$2,810	$984	$—	$3,794
Accounts receivable, net	35,495	226	—	35,721
Inventories	35,843	66	—	35,909
Other current assets	2,098	15	(1,280)	835

Total current assets	76,246	1,291	(1,280)	76,257
Property, plant and equipment	42,074	3,338		45,412
Other assets, net	2,168	57		2,225

Total assets	$120,488	$4,686	(1,280)	$123,894

Liabilities and Stockholders’ Deficit
Current liabilities	26,677	3,636	(1,280)	29,033
Long-term debt, less current portion	63,740	595	—	64,335
Accrued post-retirement benefit costs	30,584	—	—	30,584
Other liabilities	8,995	—	—	8,995
Total stockholders’ equity (deficit)	(9,508)	455	—	(9,053)

Total liabilities and stockholders’ deficit	$120,488	$4,686	$(1,280)	$123,894

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

	Condensed Consolidating Balance Sheet April 30, 2003

	Parent	Guarantor	Eliminations	Total
Assets
Cash	$2,467	$116	$—	$2,583
Accounts receivable, net	21,198	362	—	21,560
Inventories	36,039	65	—	36,104
Other current assets	3,669	(3)	(1,160)	2,506

Total current assets	63,373	540	(1,160)	62,753
Property, plant and equipment	47,707	3,490	—	51,197
Other assets, net	2,132	7	—	2,139

Total assets	$113,212	$4,037	(1,160)	$116,089

Liabilities and Stockholders’ Deficit
Current liabilities	15,996	2,967	(1,160)	17,803
Long-term debt, less current portion	63,203	28	—	63,231
Accrued post-retirement benefit costs	30,074	—	—	30,074
Other liabilities	13,550	—	—	13,550
Total stockholders’ equity (deficit)	(9,611)	1,042	—	(8,569)

Total liabilities and stockholders’ deficit	$113,212	$4,037	$(1,160)	$116,089

	Condensed Consolidating Statements of Operations For the year ended April 30, 2004
	Parent	Guarantor	Eliminations	Total
Sales	$228,011	$4,258	$(1,343)	$230,926
Billed freight	13,782	—	—	13,782
Cost of sales	(198,985)	(1,852)	—	(200,837)
Freight Cost	(13,782)	—	—	(13,782)

Gross profit	29,026	2,406	(1,343)	30,089
Selling, general and administrative expenses	12,430	638	—	13,068
Depreciation and amortization expense	7,182	327	—	7,509
Post retirement benefit expense and other pensions	2,715	—	—	2,715

Operating income (loss)	6,699	1,441	(1,343)	6,797
Interest expense, net	6,351	30	—	6,381
Reorganization expense	—	—	—	—

Net income (loss)	$348	$1,411	$(1,343)	$416

SHEFFIELD STEEL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(continued)

April 30, 2004 and 2003

(In thousands)

	Condensed Consolidating Statements of Operations For the year from August 14, 2002 (date of reorganization) to April 30, 2003
	Parent	Guarantor	Eliminations	Total
Sales	$111,991	$2,622	$(620)	$113,993
Billed freight	7,238	—	—	7,238
Cost of sales	(103,107)	(1,182)	—	(104,289)
Freight Cost	(7,238)	—	—	(7,238)

Gross profit	8,884	1,440	(620)	9,704
Selling general and administrative expenses	8,310	506	—	8,816
Depreciation and amortization expense	5,459	235	—	5,694
Post retirement benefit expense and other pensions	1,671	—	—	1,671
Litigation settlement	—	—	—	—

Operating income (loss)	(6,556)	699	(620)	(6,477)
Interest expense, net	4,210	54	—	4,264
Reorganization expense	49	—	—	49

Net income (loss)	$(10,815)	$645	$(620)	$(10,790)

	Condensed Consolidating Statements of Cash Flows For the year ended April 30, 2004
	Parent	Guarantor	Eliminations	Total
Net cash flows provided by (used in) operations	$(1,486)	$414	$—	$(1,072)

Net cash used in investing activities	(1,206)	(175)	—	(1,381)

Proceeds of long-term debt under revolving lines of credit	—	—	—	—
Repayment of long-term debt	—	—	—	—

Net cash provided by financing activities	3,035	629	—	3,664

Net decrease in cash and cash equivalents	343	868	—	1,211
Cash and cash equivalents at beginning of period	2,467	116	—	2,583

Cash and cash equivalents at end of period	2,810	984	—	3,794

	Condensed Consolidating Statements of Cash Flows For the Period from August 14, 2002 (date of reorganization) to April 30, 2003
	Parent	Guarantor	Eliminations	Total
Net cash flows provided by (used in) operations	$(8,388)	$2,018	$—	$(6,370)

Net cash used in investing activities	(514)	(589)	—	(1,103)

Proceeds of long-term debt under revolving lines of credit	—	—	—	—
Repayment of long-term debt	—	—	—	—

Net cash provided by financing activities	4,545	(1,330)	—	3,215

Net decrease in cash and cash equivalents	(4,357)	99	—	(4,258)
Cash and cash equivalents at beginning of period	6,824	17	—	6,841

Cash and cash equivalents at end of period	2,467	116	—	2,583

Independent Auditors’ Report

The Board of Directors and Stockholders

Sheffield Steel Corporation:

We have audited the accompanying consolidated statements of operations, stockholders’ deficit and cash flows of Sheffield Steel Corporation and subsidiaries for the year ended April 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sheffield Steel Corporation and subsidiaries as of April 30, 2002, and the results of their operations and their cash flows for the year ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of the Company’s operations and realization of its assets and payments of its liabilities in the ordinary course of business. As more fully described in the notes to the financial statements, on December 7, 2001, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code and continues to operate as debtors-in-possession under the protection of the Chapter 11 proceeding. This raises substantial doubt about the Company’s ability to continue as a going concern. On August 14, 2002, the Company’s reorganization was completed and the Company emerged from Chapter 11 bankruptcy. The financial statements do not include any adjustments that might result from the effects of applying the provision of the plan, the related financing transactions and the adoption of fresh-start accounting.

/s/ KPMG LLP

September 16, 2002

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Sheffield Steel Corporation

We have audited the accompanying consolidated statements of operations, stockholders’ deficit and other comprehensive loss, and cash flows of Sheffield Steel Corporation and subsidiaries (the “Company”) for the three and one-half months ended August 13, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of operations, stockholders’ deficit and other comprehensive loss, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of operations, stockholders’ deficit and other comprehensive loss, and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated results of operations. We believe that our audit of the consolidated statements of operations, stockholders’ deficit and other comprehensive loss, and cash flows provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of operations, stockholders’ deficit and other comprehensive loss, and cash flows referred to above present fairly, in all material respects, the results of operations of Sheffield Steel Corporation and subsidiaries for the three and one-half months ended August 13, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

November 12, 2004

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Consolidated Statements of Operations

(In thousands)

	Predecessor Company
	Year Ended April 30, 2002	Three and One-Half Months Ended August 13, 2002
Sales	$143,736	$42,055
Billed freight	8,900	2,566
Cost of sales	(121,808)	(37,244)
Freight cost	(8,900)	(2,566)

Gross profit	21,928	4,811
Selling, general and administrative expense	16,346	3,952
Depreciation and amortization expense	15,776	1,773
Post-retirement benefit expense other than pensions	2,819	—
Litigation settlement	(1,119)	—

Operating loss	(11,894)	(914)

Other expense:
Interest expense, net	(9,735)	(762)
Reorganization expense	(2,576)	(1,619)

Net loss	$(24,205)	$(3,295)

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Consolidated Statements of Stockholders’ Deficit and Other Comprehensive Loss

For the period from May 1, 2001 to August 13, 2002

(In thousands)

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at May 1, 2001	$34	$—	$—	$(48,093)	$(48,059)
Net loss	—	—	—	(24,205)	(24,205)
Common stock retired	—	—	—	(1,193)	(1,193)
Change in minimum pension liability	—	—	(4,722)	—	(4,722)

Balance at April 30, 2002	$34	$—	$(4,722)	$(73,491)	$(78,179)

Net loss	—	—	—	(3,295)	(3,295)
Common stock retired	—	—	—	—	—
Change in minimum pension liability	—	—	—	—	—

Balance at August 13, 2002	$34	$—	$(4,722)	$(76,786)	$(81,474)

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Consolidated Statements of Cash Flows

(In thousands)

	Predecessor Company
	Year Ended April 30, 2002	Three and One- Half Months Ended August 13, 2002
		(unaudited)
Cash flows from operating activities:
Net loss	$(24,205)	$(3,295)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,776	1,773
Accrual of post-retirement benefits other than pensions, net of cash paid	942	—
Loans to shareholders	837	—
Changes in assets and liabilities:
Accounts receivable	4,210	(79)
Inventories	4,529	(3,893)
Prepaid expenses and other	116	(3,453)
Other assets	110	(6,618)
Accounts payable	3,442	1,197
Accrued interest payable	6,359	(1)
Accrued liabilities	1,156	129
Other liabilities	223	12,533

Net cash provided by (used in) operating activities	13,495	(1,707)

Cash flows from investing activities:
Capital expenditures	(1,139)	(559)

Cash flows from financing activities:
Net increase (decrease) under revolving lines of credit	(6,572)	—
Proceeds from issuance of long-term debt	—	139
Repayment of long-term debt	(1,474)	—
Payments to retire stock	(23)	—

Net cash provided by financing activities	(8,069)	139

Net (decrease) increase in cash and cash equivalents	4,287	(2,127)
Cash and cash equivalents, beginning of period	181	4,468

Cash and cash equivalents, end of period	4,468	2,341

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	735	—

Income taxes	—	—

Non-cash items:
Additional minimum pension liability	4,722	—

Change in unfunded accumulated benefit obligations included in other assets and other liabilities	5,245	—

The accompanying notes are an integral part of these consolidated financial statements.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

(1)	Reorganization Under Chapter 11

On December 7, 2001, Sheffield Steel Corporation and two of its wholly owned subsidiaries (collectively, the Debtors) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the Code) in the United States Bankruptcy Court for the Northern District of Oklahoma (the Court). The wholly owned subsidiary that did not file for Chapter 11 reorganization is not material in relation to Sheffield’s consolidated financial position and results of operations. Sheffield continues to manage its properties and operate its businesses under Sections 1107 and 1108 of the Code as a debtor-in-possession. This raises substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates continuity of operations, realization of assets and payment of liabilities. This basis contemplates the continuation of operations, realization of assets and discharge of liabilities in the ordinary course of business. The financial statements also present the assets of the Company at historical cost and reflect the intention that they will be realized as a going concern and in the normal course of business. The implementation of the Plan will materially change certain amounts currently disclosed in the accompanying financial statements. Under bankruptcy law, actions by creditors to collect indebtedness owed by the Debtors prior to December 7, 2001 (pre-petition) are stayed and certain other pre-petition contractual obligations may not be enforced against the Debtors. As of April 30, 2002, pre-petition claims are carried at face value in the financial statements. The accompanying financial statements do not present the amounts which will ultimately be assigned to assets and amounts paid to settle liabilities and contingencies in accordance with the Plan. Subsequent to year end, Sheffield completed a stand-alone plan of reorganization and emerged from Chapter 11 bankruptcy as of August 14, 2002.

Significant provisions of the plan of reorganization approved on August 14, 2002 are as follows:

•	Forgiveness of debt of $110,000 plus accrued interest on the first mortgage bonds, in exchange for 100% of the equity in Sheffield Steel Corporation and $30,000 of new senior secured notes.

•	Unsecured liabilities totaling $33,500 will be settled for $1,500.

•	Sheffield Steel Corporation entered into a new $35,000 working capital facility and a new $4,500 term loan.

•	Upon emergence, Waddell’s Rebar Fabricators, Inc. and Wellington Industries, Inc. have been consolidated into new Sheffield Steel Corporation.

These consolidated financial statements have been prepared in accordance with AICPA’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7). SOP 90-7 provides for segregating pre-petition liabilities that are subject to compromise identifying all transactions and events that are directly associated with the reorganization of the Debtors and discontinuing interest accrual on unsecured or undersecured debt.

Except for secured debt and capital lease obligations, all recorded pre-petition liabilities of the Debtors have been classified as liabilities subject to compromise. The Court authorized, but did not require, payments of certain pre-petition wages, employee benefits and other obligations.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

Claims classified as liabilities subject to compromise at April 30, 2002 are as follows:

April 30, 2002
Other long-term liabilities	$3,153
First mortgage notes	110,000
Accrued interest payable	11,791
Accounts payable	13,234

Total	$138,178

During the year ended April 30, 2002 and the three months ended July 31, 2002 (Predecessor Stub Period), the Company recorded $2,576 and $1,616, respectively, of reorganization expenses relating primarily to legal, consulting and accounting costs.

The Company did not record interest totaling approximately $5.3 million and $3.2 million on undersecured first mortgage notes that was subject to compromise for the period from December 7, 2001 to April 30, 2002 and the Predecessor Stub Period (unaudited), respectively.

The Company will adopt, as of the effective date of the Plan, fresh-start accounting pursuant to SOP 90-7. Under fresh-start accounting, the reorganization fair value of the Company is allocated to the entity’s assets, the Company’s accumulated deficit is eliminated, and the equity in the new company is issued according to the Plan. As a result of adopting fresh-start accounting and emerging from Chapter 11 status, the Company’s financial statements will not be comparable with those prepared before the Plan was consummated, including the accompanying financial statements.

(2)	Summary of Significant Accounting Policies

(a)	Organization and Nature of Business

The consolidated financial statements of Sheffield Steel Corporation (the Company, which may be referred to as we, us, or our) include the accounts of its divisions, Sheffield Steel-Sand Springs (Sand Springs), Sheffield Steel-Kansas City (Kansas City) and Sheffield Steel-Joliet (Joliet) and its wholly owned subsidiaries, Waddell’s Rebar Fabricators, Inc. (Waddell), Wellington Industries, Inc. (Wellington) and Sand Springs Railway Company (the Railway). HMK Enterprises, Inc. (HMK) owns approximately 95% of our currently issued and outstanding common stock. All material intercompany transactions and balances have been eliminated in consolidation.

Our primary business is the production of concrete reinforcing bar, fence posts and a range of hot rolled bar products including rounds, flats and squares. We operate in an economic environment wherein the commodity nature of both our products for sale and our primary raw materials cause sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for our products for sale and the supply and demand factors for our primary raw materials correlate to a degree, but are not necessarily the same. Therefore, margins between sales price and production costs can fluctuate significantly on a short-term basis. We grant credit to customers under normal industry standards and terms. We have established policies and procedures that allow for proper evaluation of each customer’s creditworthiness as well as general economic conditions. Consequently, an adverse change in those factors could affect our estimate of bad debts.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

(b)	Cash Equivalents

We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c)	Inventories

Inventories are stated at the lower of cost (as determined by the first-in first-out method) or market. The cost of work-in-process and finished goods inventories is based on standards which approximate cost. Work-in-process and finished goods include direct labor and allocated overhead.

(d)	Intangible Assets

Intangible assets consist primarily of goodwill and debt issuance costs. The cost of goodwill is being amortized on a straight-line basis over a period of 40 years. Debt issuance costs are amortized over the term of the related indebtedness. Our policy is to recognize an impairment of the carrying value of goodwill when our best estimate of undiscounted future cash flows over the remaining amortization period is less than the carrying amount. As a result of the bankruptcy, the Company wrote off substantially all debt issuance costs in 2002. See Note 10 — Asset Impairment and Unusual Items.

(e)	Property, Plant and Equipment

Property, plant and equipment, which includes capitalized leases, is stated at cost. Depreciation and amortization of leased equipment is provided over the estimated useful lives of the individual assets using the straight-line method.

The range of estimated useful lives for determining depreciation and amortization of the major classes of assets are:

Buildings	5-25 years
Machinery and equipment	3-25 years
Roadbed and improvements	3-40 years

Significant renewals and betterments are capitalized; costs of maintenance and repairs are charged to expense as incurred.

(f)	Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We are members of a group that files a consolidated income tax return with HMK (the Group). The Group’s tax-sharing agreement provides that current and deferred income taxes are determined as if each member of the Group were a separate taxpayer. All income taxes payable or receivable are due to or from HMK.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

(g)	Pension and Other Post-retirement Plans

We have defined benefit pension plans covering the hourly employees at Sand Springs and Joliet and the salary employees at Sand Springs. The benefits are based on years of service and the employee’s compensation during the highest five out of the last ten years before retirement. The cost of this program is being funded currently.

We also sponsor a defined benefit health care plan for retirees and employees in Sand Springs. We measure the costs of this obligation based on our best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

(h)	Environmental Compliance Costs

We accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Environmental remediation costs have not had a material impact on our financial position, results of operations or liquidity.

(i)	Revenue Recognition

Revenues from sales are recognized when products are shipped to customers, except the Railway which recognizes revenues when services are performed.

(j)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported. We believe that these estimates are reasonable and proper, however, actual results could differ from our estimates.

(k)	Stock Option Plan

We adopted SFAS No. 123, Accounting for Stock-Based Compensation which permits, but does not require, a fair value based method of accounting for stock-based employee compensation. Alternatively, SFAS No. 123 allows companies to continue applying the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, however, such companies are required to disclose pro forma net income and earnings per share as if the fair value based method had been applied. We have elected to continue to apply the provisions of APB Opinion No. 25 for purposes of computing compensation expense and we have provided the pro forma provisions of SFAS No. 123 herein.

(l)	Segment Information

We operate in a single operating segment providing steel products and services to the steel manufacturing and fabricating industry. We had sales of $143,736 in 2002, of which $142,739 were sales in the United States and $997 were sales outside the United States. In the Predecessor Stub Period (unaudited) we had sales of $42,055, of which $41,651 were sales in the United States and $404 were sales in outside the United States. We sell our products in the United States and internationally through our own sales force and to a limited extent, sales agencies. Our assets are all located in the United States. We have one customer that accounted for approximately 9% of sales in the year ended April 30, 2002 and 12% in the Predecessor Stub Period (unaudited).

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

(m)	Asset Impairment

We periodically evaluate the carrying value of long-lived assets when events and circumstances warrant such a review. A long-lived asset is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than its carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair market value of assets less any estimated disposal costs. See Note 10 — Asset Impairment and Unusual Items.

(n)	New Accounting Pronouncements

During 2001 the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement establishes a single accounting approach for measuring impairment of long-lived assets, including a segment of a business accounted for as a discontinued operation whether sold or disposed of by other means. Sheffield adopted this Statement on January 1, 2002, and it had no financial impact.

(3)	Fair Value of Financial Instruments

We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, trade accounts receivable and trade accounts payable approximates the fair value because of the short maturity of those instruments. The carrying amounts of notes payable to banks and an equipment financing companies approximates the fair value due to these debt instruments having variable interest rates similar to those that are currently available to us. The fair value of the first mortgage notes at April 30, 2002, based on the currently offered market price, is approximately $33,000 versus a carrying value of approximately $110,000.

(4)	Income Taxes

Income taxes attributable to operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

Year Ended April 30, 2002
Computed “expected” tax benefit (expense)	$8,228
State income taxes, net of federal benefit	710
Change in valuation allowance	(8,744)
Other, net	(194)

$—

At April 30, 2002 we had available net operating loss (NOL) carryforwards for regular federal tax purposes of approximately $75,610 which will expire as follows: $2,810 in 2006, $5,397 in 2007, $5,697 in 2008, $5,866 in 2009, $4,231 in 2011, $5,898 in 2012, $6,710 in 2013, $709 in 2020, $19,568 in 2021, $13,381 in 2022. We have investment tax credit carryforwards of $328 for federal tax purposes and $3,178 for state tax purposes. The credits expire in various periods through 2007. We also have available $1,142 of alternative minimum tax (AMT) credit carryforwards which may be used indefinitely to reduce future federal regular income tax obligations. Of

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

the amounts noted above, approximately $810 of NOL carryforwards and $152 of investment tax credit carryforwards were added due to the purchase of Wellington; these amounts were fully reserved at the date of acquisition. If subsequently recognized, the benefit will be recorded as a reduction to goodwill.

A valuation allowance is required when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon future profitability. The Company has incurred losses in four of the last six years. Considering these losses and the events discussed at Note 1 — Reorganization Under Chapter 11, the Company has established a valuation allowance of $29,516 million related to the deferred tax assets.

We have a receivable of $2,205 from HMK related to certain tax attributes allocated to us. Under an agreement with HMK, the receivable will be realized by reducing future income taxes otherwise payable to HMK among other methods. Given the amount of NOL carryforwards generated by the Company and the financial condition of the Company as discussed above, a valuation allowance was established against this receivable as it is more likely than not that this receivable will not be realized.

(5)	Employee Benefit Plans

We have defined benefit plans that cover the hourly employees at Sand Springs and Joliet and the salary employees at Sand Springs. Benefits are generally based on years of service and the employee’s compensation during the last ten years of employment. Our funding policy is to contribute annually at least the minimum amount necessary to avoid a deficiency in the funding standard.

In addition to the defined benefit pension plan, we also provide post-retirement health and life insurance benefits to certain retirees and their beneficiaries, generally for the remainder of their lives. The Plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles, co-insurance and Medicare. Our policy is to fund accumulated post-retirement benefits on a “pay-as-you-go” basis.

The following table presents the components of the net periodic benefit cost:

	Pension Benefits 2002	Other Benefits 2002
Components of net periodic benefit cost
Service cost	$755	$357
Interest cost	2,306	1,593
Expected return on plan assets	(2,475)	—
Amortization of unrecognized transition obligation	522	1,318
Amortization of prior service cost	96	—
Recognized actuarial loss	—	(449)

Net periodic benefit cost	1,204	2,819

We have certain divisions of the Company that maintain defined contribution plans in which various groups of employees participate. We made contributions to these plans of $106 for the year ended April 30, 2002.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

(6)	Operating Leases

We are obligated under various noncancelable operating leases for certain machinery and equipment and land and buildings. These leases generally contain inflationary rent escalations and require us to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) was $373 and $268 for the year ended April 30, 2002 and for the Predecessor Stub Period (unaudited), respectively. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) for the years ending April 30, are as follows:

2003	$2,083
2004	1,884
2005	1,776
2006	1,819
2007	1,764
Later Years	2,058

$11,384

(7)	Commitments and Contingencies

We are partially self-insured for certain risks consisting primarily of employee health insurance programs and workers’ compensation. Probable losses and claims are accrued as they become estimable. We maintain letters of credit totaling approximately $2,200 in accordance with workers’ compensation arrangements. We maintain stop loss insurance policies which limit our exposure under our self insured programs to $175 per person per year for health insurance programs and $500 per incident for workers’ compensation.

We are involved in claims and legal actions arising in the ordinary course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations, or liquidity.

(8)	Related Party Transactions

An affiliated company provides management and business services to us, including, but not limited to, financial, marketing, executive personnel, corporate development, human resources and limited legal services. Management fees charged were $780 and $56 for the year ended April 30, 2002 and for the Predecessor Stub Period (unaudited), respectively. In addition, we purchase general liability, workers’ compensation and other insurance through an affiliated company that provides risk management services. These risk management services include; procuring and maintaining property and casualty insurance coverage; reviewing and recommending alternative financing methods for insurance coverage; identifying and evaluating risk exposures, and preparing and filing proof of loss statements for insured claims. Total fees paid for insurance services were $200 and $0 for the year ended April 30, 2002 and for the Predecessor Stub Period (unaudited), respectively. We believe that these transactions are at costs that could be obtained from third parties.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

During fiscal year 1993, certain minority shareholders issued $1,000 of notes receivable to us. The notes bear interest at an annual rate of 7.61% and are secured by common stock of the Company owned by those shareholders. Principal and interest are due on February 1, 2007, unless extended at our option until February 1, 2012. The principal balance outstanding was $700 as of April 30, 2002. As a result of the Chapter 11 bankruptcy proceedings and the nature of these non-recourse notes receivable we have recorded an allowance for doubtful accounts of $837 to fully reserve the principal and accrued interest on these notes receivable.

On September 30, 1996, we signed an agreement to repurchase 50,625 shares of our common stock from two minority shareholders who were former officers of the Company. The stock repurchase is pursuant to the Amended and Restated Stockholder’s Agreement dated September 15, 1993 and the stock purchase price was calculated in accordance with the agreement. As a result of this transaction, $393 of notes receivable from the former shareholders was satisfied, we recorded a note payable in the amount of $662 and decreased paid-in capital by $1,055. The notes payable accrue simple interest at 6.02% and are being repaid in five annual installments that began December 12, 1997. The principal and accrued interest balance outstanding was $143 at April 30, 2002.

During fiscal 2000, one employee and two former employees of the Company issued $535 of full recourse notes receivable to us for stock options exercised in 2000. During fiscal 2001, one former employee of the Company issued $1,125 of full recourse notes receivable to us for stock options exercised in 2001. In fiscal 2001, the notes receivable were satisfied. In fiscal 2001, notes payable in the amount of $2,726 were recorded and paid in capital decreased by $6,329 in order to repurchase stock from two former employees. The notes payable accrue simple interest ranging from 5.78% to 6.45% and are to be repaid in five annual installments that began July 4, 2000.

We have a receivable of $2,205 from HMK related to certain tax attributes allocated to us. Under an agreement with HMK, the receivable will be realized by reducing future income taxes otherwise payable to HMK. Given the amount of NOL carryforwards generated by the Company and the financial condition of the Company, a valuation allowance was established at April 30, 2001 against this receivable as it more likely than not that this receivable will be realized. In addition, we advanced $500 to HMK to secure a letter of credit for the Joliet insurance program.

(9)	Stock Options

On September 15, 1993, the Board of Directors adopted, and the stockholders approved, our 1993 Employee, Director and Consultant Stock Option Plan (the Stock Option Plan). The Stock Option Plan provides for the grant of incentive options to key employees and nonqualified stock options to key employees, directors and consultants. A total of 580,000 shares of our common stock, which would represent approximately 14.9% of the common stock on a fully diluted basis, have been reserved for issuance under the Stock Option Plan. The options vest in three years from the date of grant and may be exercised within 10 years from the grant date for incentive stock options or 20 years from the grant date for non-qualified stock options at a price not less than the fair value of the stock at the time the options are granted. Fair value for purposes of determining the exercise price is determined by appraisal as prescribed in the Stock Option Plan. At April 30, 2002, there were 432,093 additional shares available for grant under the Stock Option Plan.

SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(Debtor in Possession)

Notes to Consolidated Financial Statements—(continued)

April 30, 2002 and the Three and One-Half Months Ended August 13, 2002

(In thousands, except share data)

We apply APB Opinion No. 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements.

No stock options were granted in 2002.

The options outstanding and activity during the periods indicated is as follows:

	Options	Weighted Average Exercise Price
At April 30, 2001	243,860	$22.35
Exercised	—	—
Terminated	(95,953)	—

At April 30, 2002	147,907	$—

Options
Options Exercisable
At April 30, 2002	48,907

Exercise prices for options outstanding as of April 30, 2002 ranged from $7.41 to $38.67. The weighted-average remaining contractual life of those options is 13.5 years.

In connection with the adoption of the Stock Option Plan, we elected to terminate our Stock Appreciation Rights Plan (SAR). Existing liabilities under the SAR plan were frozen at their current level. All vested rights become exercisable upon the participants’ termination. Included in liabilities subject to compromise at April 30, 2002 is 294, which is the liability for the SAR’s based on vesting and retirement dates.

(10)	Asset Impairment and Unusual Items

At April 30, 2002, as a result of the Chapter 11 filing external changes to the Company’s business environment and the extremely competitive steel market conditions, we analyzed our ability to recover the carrying value of goodwill. We determined that the carrying value of certain assets exceeded its estimated fair value. Accordingly, we recognized an impairment loss of $4,767 for goodwill and intangible asset primarily related to acquisitions of Waddell and Wellington. In addition, the Company wrote-off $2,707 of debt issuance costs related to its unsecured debt subject to compromise in its Chapter 11 bankruptcy proceedings.

We were party to a lawsuit with several other steel manufacturers against certain manufacturers of graphite electrodes related to price fixing with the electrode industry. We recognized income of approximately $1,119 in 2002 related to settlements with certain of the defendants.

SHEFFIELD STEEL CORPORATION

Condensed Consolidated Balance Sheets

(In thousands)

	October 31, 2004	April 30, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,027	$3,794
Accounts receivable, less allowance for doubtful accounts of $499 at October 31, 2004 and $398 at April 30, 2004	29,579	35,721
Inventories	49,398	35,909
Other current assets	3,014	833

Total current assets	83,018	76,257
Property, plant and equipment, net	54,261	45,412
Intangible assets, net	6,020	1,854
Other assets, net	2,565	371

	$145,864	$123,894

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$14	$5,910
Accounts payable	7,678	9,911
Accrued interest payable	1,997	1,754
Accrued liabilities	14,917	11,458

Total current liabilities	24,606	29,033

Long-term debt, excluding current portion	83,105	64,335
Accrued post-retirement benefit costs	30,736	30,584
Other liabilities	7,661	8,995

Total liabilities	146,108	132,947

Stockholders’ deficit:
Common stock	50	50
Additional paid-in capital	4,056	4,056
Accumulated other comprehensive loss	(2,785)	(2,785)
Accumulated deficit	(1,565)	(10,374)

Total stockholders’ deficit	(244)	(9,053)

	$145,864	$123,894

See accompanying notes to condensed consolidated financial statements.

SHEFFIELD STEEL CORPORATION

Condensed Consolidated Statements of Operations and Changes in Stockholders’ Deficit

(In thousands)

(Unaudited)

	Six Months Ended October 31,
	2004	2003
Sales	$152,987	$109,918
Costs of sales	123,951	97,928

Gross profit	29,036	11,990

Selling, general and administrative expense	7,135	6,399
Depreciation and amortization expense	3,849	3,988
Post retirement benefit expense other than pensions	1,449	1,252

Operating income (loss)	16,603	351

Other (income) expense:
Interest expense, net	3,995	3,172
Loss on debt retirement	3,695	—

	7,690	3,172

Income (loss) from operations before income taxes	8,913	(2,821)
Income tax expense	104	—

Net income (loss)	$8,809	$(2,821)

Beginning Stockholders deficit	9,053	8,569
Ending Stockholders deficit	244	11,390

See accompanying notes to condensed consolidated financial statements.

SHEFFIELD STEEL CORPORATION

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended October 31,
	2004	2003
Cash flows from operating activities:
Net income (loss)	$8,809	$(2,821)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,849	3,988
Changes in assets and liabilities	(15,960)	26

Net cash (used in) provided by operating activities	(3,302)	1,193

Cash flows from investing activities:
Capital expenditures	(12,339)	(828)

Net cash used in investing activities	(12,339)	(828)

Cash flows from financing activities:
Net (decrease) increase in working capital debt	(36,289)	(55)
Increase (repayment) of long term debt	49,163	(699)

Net cash provided by (used in) financing activities	12,874	(754)

Net decrease in cash	(2,767)	(389)

Cash and cash equivalents at beginning of period	3,794	2,583

Cash and cash equivalents at end of period	$1,027	$2,194

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$3,462	$1,019

Cash paid during the period for income taxes	$1,527	$—

See accompanying notes to condensed consolidated financial statements.

SHEFFIELD STEEL CORPORATION

Notes to Condensed Consolidated Financial Statements

(In thousands)

(Unaudited)

1.	Basis of Presentation and Summary of Accounting Policies

The condensed consolidated financial statements of Sheffield Steel Corporation (Sheffield or the Company) include the accounts of its divisions, Sheffield Steel-Sand Springs (Sand Springs), Sheffield Steel-Team Rebar (comprised of Sheffield Steel-Kansas City (Kansas City) and Waddell’s Rebar Fabricators (Waddell), Sheffield Steel-Joliet (Joliet), Wellington Industries (Wellington), and its wholly-owned subsidiary, Sand Springs Railway Company (the Railway). All material intercompany transactions and balances have been eliminated in consolidation. Sheffield’s primary business is the production of concrete reinforcing bar, a range of hot rolled bar products and fabricated products. Its products are sold throughout the continental United States. Sheffield operates in a single operating segment provided steel products and services to the steel manufacturing and fabricating industry.

The condensed consolidated financial statements are unaudited and reflect all adjustments, which are in the opinion of management, necessary for a fair statement of the results for the interim periods. All adjustments made were normal recurring accruals.

2.	Inventories

	October 31, 2004	April 30, 2004
	(unaudited)
Raw materials	$15,134	$11,443
Work in process	7,675	5,273
Finished goods	26,589	19,193

	$49,398	$35,909

3.	Long-term debt

Long term debt was comprised of the following:

	October 31, 2004	April 30, 2004
	(unaudited)
Senior secured notes, net of discount (a)	$—	$29,674
Senior secured notes (b)	80,000	—
Revolving credit agreement (c)	86	35,802
Term loan (d)	—	3,131
Railway term loan (e)	3,000	—
Railway term loan (f)	—	1,198
Capital leases (g)	33	440

	$83,119	$70,245
Less current portion	(14)	(5,910)

	$83,105	$64,335

(a)	Senior secured notes, net of discount

In August 2002, Sheffield offered new 10% senior secured notes in an aggregate principal amount of $30,000. The first three quarterly interest payments, which included cash interest and deferred interest, were

SHEFFIELD STEEL CORPORATION

Notes to Condensed Consolidated Financial Statements—(continued)

(In thousands)

(Unaudited)

capitalized resulting in an effective interest rate of 14%. The Company paid principal and interest based upon a cumulative principal balance of $32,202, which included accrued interest. As no principal payments were due through August 2004, at which time they were refinanced, the cumulative principal balance of the notes remained at $32,202. The senior secured notes were governed by the Indenture and were secured by property, plant and equipment and a second priority interest in the receivables and inventory of the Company, except for any assets of the Sand Springs Railway.

(b)	Senior secured notes

In August 2004, Sheffield issued $80.0 million notes at the rate of 11 3/8% per annum, maturing on August 15, 2011.

(c)	Revolving credit agreement

The terms of the revised working capital facility from the CIT Group/Business Credit, Inc.(CIT) include maximum loan availability of $15,000, interest at prime plus .50% or an optional rate of LIBOR plus 3.00%. The facility is secured by all of the Company’s accounts receivable and inventory, excluding the Sand Springs Railway and expires on August 14, 2008.

(d)	Term loan

In connection with the Plan of Reorganization, the Company entered into a term loan for $4,500 maturing October 14, 2006. The loan was payable in monthly installments of approximately $88 plus interest payable at a variable rate computed at prime plus 2.00. This loan was paid off with part of the bond proceeds.

(e)	Railway term loan

In April 2004, the Railway amended the credit agreement with the bank. The credit agreement was then comprised of a $1,250 term loan and a $250 revolving line of credit. The notes were secured by all of the assets and capital stock of the Railway. Interest is computed at prime plus 3.00%. This loan was paid off with part of the bond proceeds.

(f)	Capital leases

Capital leases are payable to equipment financing companies and vendors related primarily to the financing of equipment purchases.

Various agreements contain restrictive covenants including limitations on additional borrowings, dividends and other distributions and the retirement of stock. Additionally, certain agreements require maintenance of specified performance ratios. In the event of default of the restrictive covenants or failure to maintain the specified performance measures, the lender may withdraw the credit agreements. At October 31, 2004, the Company was compliant with all covenants, or had received waiver of noncompliance, as defined in the various agreements.

SHEFFIELD STEEL CORPORATION

Notes to Condensed Consolidated Financial Statements—(continued)

(In thousands)

(Unaudited)

Borrowings

In August 2004, Sheffield issued $80.0 million notes at the rate of 11 3/8% per annum, maturing on August 15, 2011. Sheffield received approximately $76.0 million of net proceeds from the sale of the notes, after deducting the discount payable to the initial purchaser and the offering expenses payable, plus $3.0 million of proceeds from the Railway term loan. The following table illustrates Sheffield’s actual sources and uses of funds in connection with this offering:

Sources of funds		Uses of Funds
Senior secured notes	$80,000	Repayment of revolving credit (1)	$28,042
Railway term loan	3,000	Repayment of term loan	2,926
		Redemption of 10% senior secured notes (2)	33,168
		Purchase of Reheat furnace (3)	8,735
		Repayment of Railway debt (4)	2,285
		General corporate purposes	3,746
		Fees and expenses	4,098

Total sources	$83,000	Total uses	$83,000

(1)	Sheffield has the ability to draw up to $15.0 million of revolving loans under the revolving credit facilities to satisfy ongoing liquidity needs.

(2)	The 10% senior secured notes were redeemed at a price of 102.5% of the aggregate principal amount plus accrued interest at the date of redemption.

(3)	The reheat furnace was being financed through an operating lease. The purchase was completed on September 30, 2004.

(4)	Railway debt included (a) a $1.3 million notes and (b) a $1.25 million term loan with an outstanding balance of $1.1 million plus accrued interest.

As of October 31, 2004, Sheffield had long-term indebtedness of $83.1 million. Sheffield had approximately $15 million of additional borrowing availability under its revolving agreements and $1 million in cash for a total liquidity of $16 million.

4.	Property, Plant and Equipment

The components of property, plant and equipment are as follows:

	October 31, 2004	April 30, 2004
	(unaudited)
Construction in process	$1,746	$715
Land and buildings	7,561	10,940
Machinery and equipment	59,897	44,903

	$69,204	$56,398
Less accumulated depreciation and amortization	$(14,943)	$(5,201)

	$54,261	$51,197

SHEFFIELD STEEL CORPORATION

Notes to Condensed Consolidated Financial Statements—(continued)

(In thousands)

(Unaudited)

5.	Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheet

For the Six Months Ended October 31, 2004

	Parent	Guarantor	Eliminations	Total
Assets
Cash	$1,027	$—	$—	$1,027
Accounts receivable, net	29,445	134	—	29,579
Inventories	49,333	65	—	49,398
Other current assets	3,654	42	(682)	3,014

Total current assets	83,459	241	(682)	83,018
Property, plant and equipment	49,479	4,782	—	54,261
Other assets, net	8,581	4	—	8,585

Total assets	$141,519	$5,027	(682)	$145,864

Liabilities and Stockholders’ Deficit
Current liabilities	23,656	1,632	(682)	24,606
Long-term debt, less current portion	80,086	3,019	—	83,105
Accrued post-retirement benefit costs	30,736	—	—	30,736
Other liabilities	7,661	—	—	7,661
Total stockholders’ equity (deficit)	(620)	376	—	(244)

Total liabilities and stockholders’ deficit	$141,519	$5,027	$(682)	$145,864

Condensed Consolidating Balance Sheet

For the Six Months Ended October 31, 2003

	Parent	Guarantor	Eliminations	Total
Assets
Cash	$1,337	$857	$—	$2,194
Accounts receivable, net	24,481	837	—	25,318
Inventories	32,844	65	—	32,909
Other current assets	3,992	14	(1,333)	2,673

Total current assets	62,654	1,773	(1,333)	63,094
Property, plant and equipment	44,953	3,433	—	48,386
Other assets, net	2,083	5	—	2,088

Total assets	$109,690	$5,211	(1,333)	$113,568

Liabilities and Stockholders’ Deficit
Current liabilities	16,331	3,353	(1,333)	18,351
Long-term debt, less current portion	62,866	25	—	62,891
Accrued post-retirement benefit costs	30,215	—	—	30,215
Other liabilities	13,502	—	—	13,502
Total stockholders’ equity (deficit)	(13,224)	1,833	—	(11,391)

Total liabilities and stockholders’ deficit	$109,690	$5,211	$(1,333)	$113,568

SHEFFIELD STEEL CORPORATION

Notes to Condensed Consolidated Financial Statements—(continued)

(In thousands)

(Unaudited)

Condensed Consolidating Statements of Operations

For the six months ended October 31, 2004

	Parent	Guarantor	Eliminations	Total
Sales	$144,075	$2,079	$(761)	$145,393
Billed freight	7,594	—	—	7,594
Cost of sales	(115,442)	(915)	—	(116,357)
Freight Cost	(7,594)	—	—	(7,594)

Gross profit	28,633	1,164	(761)	29,036
Selling, general and administrative expenses	6,919	216	—	7,135
Depreciation and amortization expense	3,686	163	—	3,849
Post retirement benefit expense and other pensions	1,449	—	—	1,449

Operating income (loss)	16,597	785	(761)	16,603
Interest expense, net	3,925	70	—	3,995
Loss on debt retirement	3,695	—	—	3,695

Net income (loss) before tax	$8,959	$715	$(761)	$8,913

Income tax	104	—	—	104

Net income (loss)	8,855	715	(761)	8,809

Condensed Consolidating Statements of Operations For the six months ended October 31, 2003

	Parent	Guarantor	Eliminations	Total
Sales	$101,869	$2,028	$(621)	$103,276
Billed freight	6,642	—	—	6,642
Cost of sales	(90,426)	(860)	—	(91,286)
Freight Cost	(6,642)	—	—	(6,642)

Gross profit	11,443	1,168	(621)	11,990
Selling general and administrative expenses	6,201	198	—	6,399
Depreciation and amortization expense	3,823	165	—	3,988
Post retirement benefit expense and other pensions	1,252	—	—	1,252

Operating income (loss)	167	805	(621)	351
Interest expense, net	3,158	14	—	3,172
Reorganization expense	—	—	—	—

Net income (loss)	$(2,991)	$791	$(621)	$(2,821)

SHEFFIELD STEEL CORPORATION

Notes to Condensed Consolidated Financial Statements—(continued)

(In thousands)

(Unaudited)

	Condensed Consolidating Statements of Cash Flows For the six months ended October 31, 2004
	Parent	Guarantor	Eliminations	Total
Net cash flows provided by (used in) operations	$(2,126)	$(1,176)	$—	$(3,302)

Net cash used in investing activities	(10,732)	(1,607)	—	(12,339)

Net cash provided by financing activities	11,075	1,799	—	12,874

Net decrease in cash and cash equivalents	(1,783)	(984)	—	(2,767)
Cash and cash equivalents at beginning of period	2,810	984	—	3,794

Cash and cash equivalents at end of period	1,027	—	—	1,027

	Condensed Consolidating Statements of Cash Flows For the six months ended October 31, 2003
	Parent	Guarantor	Eliminations	Total
Net cash flows provided by (used in) operations	$(34)	$1,227	$—	$1,193

Net cash used in investing activities	(720)	(108)	—	(828)

Net cash provided by financing activities	(376)	(378)	—	(754)

Net decrease in cash and cash equivalents	(1,130)	741	—	(389)
Cash and cash equivalents at beginning of period	2,467	116	—	2,583

Cash and cash equivalents at end of period	1,337	857	—	2,194

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), Sheffield’s Restated Certificate of Incorporation requires the Corporation to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of Sheffield, or is or was serving at the request of Sheffield as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Sheffield, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Sheffield’s Restated Certificate of Incorporation further requires Sheffield to indemnify each such person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by, or in the right of, the Corporation, except that the Corporation shall not indemnify with respect to any claim, issue or matter as to which such person has been adjudged liable to the Corporation, except to the extent approved by a court.

The Corporation shall provide indemnification only as authorized on a case-by-case basis and only after determining that indemnification is proper under the circumstances and that the person being indemnified has met the applicable standards of conduct. The Corporation may advance expenses to the extent the person being indemnified agrees to repay the amounts advanced if the person is subsequently found not to be entitled to such amounts. Indemnification under Sheffield’s Restated Certificate of Incorporation is expressly not exclusive of any other rights to which a person seeking indemnification may be entitled.

Sheffield’s Restated Certificate of Incorporation provides that, to the fullest extent of the DGCL, as amended from time to time, directors of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director.

Section 145(g) of the DGCL and Sheffield’s Restated Certificate of Incorporation grant the Corporation the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is serving as a director, officer, trustee, employee or agent of another enterprise at Sheffield’s request against any liability asserted against, and incurred by, such person in any such capacity or arising out of such person’s status as such, whether or not Sheffield would have the power to indemnify such person against such liability under the provisions of the DGCL. Pursuant to this authority, Sheffield has purchased and maintains a directors’ and officers’ liability insurance policy covering certain liabilities that Sheffield’s directors and officers might incur in connection with the performance of their duties.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	See Index to Exhibits immediately following the Signatures section below.

Item 22.	Undertakings.

The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

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(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of each registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sand Springs, State of Oklahoma, on December 10, 2004.

SHEFFIELD STEEL CORPORATION

By:	/S/ JAMES P. NOLAN
James P. Nolan
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Sheffield Steel Corporation, hereby severally constitute and appoint James P. Nolan and Stephen R. Johnson, and each of them singly, our true and lawful attorneys-in-fact and agents, with full power of substitution to them in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4 (including pre- and post-effective amendments), and any related registration statement (or amendment thereto) filed pursuant to Rule 462(b), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 10th day of December, 2004.

Signature	Title

/S/ JAMES P. NOLAN James P. Nolan	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ STEPHEN R. JOHNSON Stephen R. Johnson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ JOHN V. KOERBER John V. Koerber	Chairman of the Board of Directors

/S/ KEVIN S. FLANNERY Kevin S. Flannery	Director

/S/ ROBERT L. PURDUM Robert L. Purdum	Director

/S/ RICHARD F. CONWAY Richard F. Conway	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sand Springs, State of Oklahoma, on December 10, 2004.

SAND SPRINGS RAILWAY COMPANY

By:	/S/ JAMES P. NOLAN
James P. Nolan
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Sand Springs Railway Company, hereby severally constitute and appoint James P. Nolan and Stephen R. Johnson, and each of them singly, our true and lawful attorneys-in-fact and agents, with full power of substitution to them in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4 (including pre- and post-effective amendments), and any related registration statement (or amendment thereto) filed pursuant to Rule 462(b), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 10th day of December, 2004.

Signature	Title

/S/ JAMES P. NOLAN James P. Nolan	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/S/ STEPHEN R. JOHNSON Stephen R. Johnson	Vice President, Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial and Accounting Officer)

/S/ CHARLES K. ANDERSON Charles K. Anderson	Director

/S/ JAMES E. DIONISIO James E. Dionisio	Director

/S/ WILLIAM D. MACCORMIC William D. MacCormic	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Second Amended and Restated Joint Plan of Reorganization of Sheffield Steel Corporation, Waddell’s Rebar Fabricators, Inc. and Wellington Industries, Inc., dated June 7, 2002.

2.2	First Amendment to Second Amended and Restated Joint Plan of Reorganization of Sheffield Steel Corporation, Waddell’s Rebar Fabricators, Inc. and Wellington Industries, Inc., dated July 22, 2002.

3.1	Restated Certificate of Incorporation of Sheffield Steel Corporation.

3.2	Amended and Restated Certificate of Incorporation of Sand Springs Railway Company.

3.3	Amended and Restated Bylaws of Sheffield Steel Corporation.

3.4	Bylaws of Sand Springs Railway Company.

4.1	Indenture, dated as of August 12, 2004, among Sheffield Steel Corporation, the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee and Collateral Agent.

4.2	First Supplemental Indenture, dated October 8, 2004, to Indenture, dated as of August 12, 2004, among Sheffield Steel Corporation, the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee and Collateral Agent.

4.3	Registration Rights Agreement, dated August 12, 2004, among Sheffield Steel Corporation, the Guarantor named therein and the Initial Purchasers named therein.

4.4	Security Agreement, dated August 12, 2004, among Sheffield Steel Corporation, the Guarantor named therein and U.S. Bank National Trust Association, as collateral agent.

4.5	Intercreditor Collateral Subordination Agreement, dated August 12, 2004, among Sheffield Steel Corporation, Sand Springs Railway Company, The CIT Group/Business Credit Inc., as financing agent, and U.S. Bank National Trust Association, as collateral agent.

4.6	Registration Rights Agreement, dated August 14, 2002, between Sheffield Steel Corporation and the Initial Holders named therein.

5.1*	Opinion of Palmer & Dodge LLP.

10.1	Employment Agreement, dated August 13, 2004, among Sheffield Steel Corporation and James P. Nolan.

10.2	Employment Agreement, dated August 13, 2004, among Sheffield Steel Corporation and James F. Dionisio.

10.3	Employment Agreement, dated August 13, 2004, among Sheffield Steel Corporation and Stephen R. Johnson.

10.4	Employment Agreement, dated August 13, 2004, among Sheffield Steel Corporation and Richard Howard.

10.5	Amended and Restated Financing Agreement, dated August 12, 2004, among Sheffield Steel Corporation, Sand Springs Railway Company, The CIT Group/Business Credit Inc. and the Lenders party thereto.

10.6	Amended and Restated Pledge and Security Agreement, dated August 12, 2004, between Sheffield Steel Corporation and The CIT Group/Business Credit Inc., as agent.

Exhibit Number	Description of Exhibit

10.7	Pledge and Security Agreement, dated August 12, 2004, between Sands Springs Railway Company and The CIT Group/Business Credit Inc., as agent.

12.1	Statement regarding Computation of Ratios.

16.1	Letter from KPMG LLP regarding Change in Certifying Accountant.

21.1	Subsidiaries of Sheffield Steel Corporation.

23.1*	Consent of Palmer & Dodge LLP.

23.2	Consent of Grant Thornton LLP.

23.3	Consent of KPMG LLP.

24.1	Power of Attorney (included on the signature page of this Registration Statement).

25.1	Statement of Eligibility of U.S. Bank National Association as Trustee.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

99.4	Form of Letter to Registered Holders.

99.5	Form of Letter to Beneficial Holders.

*	To be filed by amendment.